FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of July, 2003

Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

FECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00        Firm Name

                          CRISTALERIAS DE CHILE S.A.


1.01.04.00        Company RUT                               90331000-6



1.00.01.10        Starting date                             1/1/2003



1.00.01.20        Closing date                              3/31/2003



1.00.01.30        Type of Currency                         Chilean Pesos



1.00.01.40        Type of Financial Statements             Consolidated

                                    ASSETS

2.0   FINANCIAL STATEMENTS
2.01  BALANCE SHEET

1.00.01.30  Type of Currency: Thousands of Chilean Pesos
1.00.01.40  Type of Balance : Consolidated


ASSETS                                                NOTE No.    03-31-03         03-31-02
------                                                --------    --------         --------

5.11.00.00 TOTAL CURRENT ASSETS                                    189,995,652     129,104,672
             5.11.10.10  Cash                                        1,690,072       2,108,799
             5.11.10.20  Time deposits                   41         19,415,156      24,188,103
             5.11.10.30  Marketable securities (net)     4          68,519,258      13,809,242
             5.11.10.40  Debtors from sales (net)        5          33,071,445      28,277,765
             5.11.10.50  Documents receivable (net)      5           3,829,140       4,811,488
             5.11.10.60  Sundry debtors (net)            5           1,304,178         843,657
             5.11.10.70  Doc. & accts receivable         6             341,341         507,293
                         related Co.
             5.11.10.80  Inventories (net)               7          41,119,400      32,173,737
             5.11.10.90  Recoverable taxes               8           1,129,330       2,151,360
             5.11.20.10  Prepaid expenses                            1,714,071       1,052,945
             5.11.20.20  Deferred taxes                  8             937,873       1,349,049
             5.11.20.30  Other current assets            10         16,924,388      17,831,234
             5.11.20.40  Leasing contracts (net)                             0               0
             5.11.20.50  Leasing assets (net)                                0               0
5.12.00.00 TOTAL FIXED ASSETS                            12        131,656,508     133,935,352
             5.12.10.00  Land                            12         12,995,463      13,370,488
             5.12.20.00  High rises & infrastructure     12         60,645,609      54,102,747
             5.12.30.00  Machinery & equipment           12        123,793,441     131,087,697
             5.12.40.00  Other fixed assets              12         17,455,503      13,098,503
             5.12.50.00  Positive goodwill from          12          7,675,631       8,566,806
                         technical revaluation of
                         fixed assets
             5.12.60.00  Depreciation (minus)            12       (90,909,139)     (86,290,889)
5.13.00.00 TOTAL OTHER ASSETS                                      146,130,600     145,037,358
             5.13.10.10  Investment in related companies 14        108,429,785     111,386,138
             5.13.10.20  Investment in other companies   15            821,513       1,485,663
             5.13.10.30  Negative goodwill               16          9,682,180       9,061,628
             5.13.10.40  Positive goodwill (minus)                           0               0
             5.13.10.50  Long-term debtors               5             184,616         218,843
             5.13.10.60  Doc. & accts receivable         6               1,504           1,380
                         related Co.
             5.13.10.65  Long-term deferred taxes        8                   0               0
             5.13.10.70  Intangibles                     17         11,723,085      11,630,893
             5.13.10.80  Amortization (minus)            17        (1,047,542)       (863,954)
             5.13.10.90  Other                           18         16,335,459      12,116,767
             5.13.20.10  Long-term leasing contracts                         0               0
                         (net)
5.10.00.00 TOTAL ASSETS                                            467,782,760     408,077,382


                                  LIABILITIES

1.00.01.30  Type of Currency: Thousands of Chilean Pesos
1.00.01.40  Type of Balance : Consolidated


LIABILITIES                                           NOTE No.       03-31-03        03-31-02
-----------                                           -------        --------        --------

5.21.00.00   TOTAL CURRENT LIABILITIES                              48,205,054      62,483,039
             5.21.10.10  Short-term oblig. Banks &      19               9,827       1,052,539
                         Fin. Inst.
             5.21.10.20  Short-term portion
                         - Long-term oblig. Banks &     19           4,376,750      25,897,891
                         Financial Institutions
             5.21.10.30  Obligations with the public                         0               0
                         (notes)
             5.21.20.40  Short-term portion oblig       22           1,323,579         583,574
                         with public
             5.21.10.50  Long-term oblig. due within                   262,515         275,557
                         1 year
             5.21.10.60  Dividends payable                              78,554          70,475
             5.21.10.70  Accounts payable                           19,127,672      10,238,613
             5.21.10.80  Notes payable                               4,794,597       4,012,533
             5.21.10.90  Sundry creditors                            2,950,107         557,626
             5.21.20.10  Notes & accts payable
                         related Co.                    6              210,952       1,295,224
             5.21.20.20  Provisions                     23           9,657,719      10,529,408
             5.21.20.30  Withholdings                                1,766,542       2,075,454
             5.21.20.40  Income tax                                          0               0
             5.21.20.50  Earned income                               2,534,105       1,736,381
             5.21.20.60  Deferred taxes                 8                    0               0
             5.21.20.70  Other current liabilities      20           1,112,135       4,157,764
5.22.00.00   TOTAL LONG-TERM LIABILITIES                           145,022,572      88,760,448
             5.22.10.00  Oblig with Banks &             21          44,457,024      56,932,831
                         Financial Inst.
             5.22.20.00  Long-term oblig with public    22          88,953,080      20,596,135
                         (bonds)
             5.22.30.00  Long-term notes payable                       127,494          38,003
             5.22.40.00  Long-term sundry debtors                    1,087,933       1,654,216
             5.22.50.00  Long-term notes & accts.       6                    0               0
                         payable related companies
             5.22.60.00  Long-term provisions           23           6,063,280       7,164,981
             5.22.70.00  Long-term deferred taxes       8            4,333,761       2,374,282
             5.22.80.00  Other long-term liabilities                         0               0
5.23.00.00   MINORITY INTEREST                          26          37,468,548      35,937,319
5.24.00.00   TOTAL EQUITY                               27         237,086,586     220,896,576
             5.24.10.00   Paid-in capital               27          64,749,257      65,252,164
             5.24.20.00   Reserve capital revaluation   27             323,746       (261,008)
             5.24.30.00   Premium in sale of own
                          shares                        27          27,736,385      27,701,498
             5.24.40.00   Other reserves                27          10,040,408       8,314,353
             5.24.50.00   Retained earnings (addition              134,236,790     119,889,569
                          of codes
                          5.24.51.00 to 5.24.56.00)
                          5.24.51.00 Reserve future     27         115,487,218     106,277,626
                                     dividends
                          5.24.52.00 Accrued profits    27          14,428,510      13,556,728
                          5.24.53.00 Accrued losses     27                   0               0
                                     (minus)
                          5.24.54.00 Profit (loss)      27           4,321,062         182,511
                                     for the year
                          5.24.55.00 Prov. dividends    27                   0               0
                                     (minus)
                          5.24.56.00 Accr.deficit       27                   0       (127,296)
                                     dev. period
5.20.00.00  TOTAL LIABILITIES                                      467,782,760     408,077,382


                               INCOME STATEMENT

2.02 INCOME STATEMENT

1.00.01.30  Type of Currency: Thousands of Chilean Pesos
1.00.01.40  Type of Balance : Consolidated


INCOME STATEMENT                                NOTE No.        03-31-03        03,31,02
----------------                                -------         --------        --------

       5.31.11.00  OPERATING INCOME                             7,435,106       6,711,094
           5.31.11.10  Gross Margin                            12,818,820      11,571,979
                   5.31.11.11 Sales                            35,372,089      31,231,841
                   5.31.11.12 Costs (minus)                   (22,553,269)    (19,659,862)
           5.31.11.20  Adm. & sales expenses                   (5,383,714)     (4,860,885)
                       (minus)
       5.31.12.00  NON-OPERATING INCOME (LOSS)                 (1,051,789)     (5,076,769)
            5.31.12.10  Interest income                           504,339         639,361
            5.31.12.20  Income investments         14             549,170         178,032
                        Rel. Co.
            5.31.12.30  Other non-operating        28             137,520         240,285
                        income
            5.31.12.40  Loss investments Rel.      14          (1,649,803)     (4,117,198)
                        Co. (-)
            5.31.12.50  Amortization               16            (162,076)       (145,391)
                        neg.goodwill (-)
            5.31.12.60  Interest expenses                      (1,713,063)     (1,277,158)
                        (minus)
            5.31.12.70  Other non-operat           28            (536,153)       (423,441)
                        expenses (-)
            5.31.12.80  Price level                29             156,293        (161,546)
                        restatement
            5.31.12.90  Exchange differences       30           1,661,984          (9,713)
       5.31.10.00  RESULTS BEFORE INCOME TAX                    6,383,317       1,634,325
                   AND EXTRAORDINARY ITEMS
       5.31.20.00  INCOME TAX                      8           (1,521,340)     (1,020,367)
       5.31.30.00  EXTRAORDINARY ITEMS             31                   0               0
       5.31.40.00  PROFIT (LOSS) BEFORE                         4,861,977         613,958
                   MINORITY INTEREST
       5.31.50.00  MINORITY INTEREST               26            (540,915)       (431,447)
5.31.00.00  NET INCOME (LOSS)                                   4,321,062         182,511
5.32.00.00  Amortization of positive goodwill                           0               0
5.30.00.00  INCOME (LOSS) FOR THE YEAR                          4,321,062         182,511


                          DIRECT CASH FLOW STATEMENT

2.03  CASH FLOW STATEMENT
1.00.01.30  Type of Currency: Thousands of Chilean Pesos
1.00.01.40  Type of Balance : Consolidated


DIRECT CASH FLOW STATEMENT                                           NOTE No.        03-31-03       03-31-02
--------------------------                                           -------         --------       --------

          5.41.11.00  NET FLOW FROM OP. ACT.                                        14,616,332      11,583,075
                5.41.11.10  Collection from sales debtors                           50,076,077      42,372,099
                 5.31.11.20  Interests received                                      1,568,504         511,889
                 5.31.11.30  Dividends & other distributions                            54,776          46,558
                             funds received
                 5.31.11.40  Other income                                              388,997         422,102
                 5.31.11.50  Payments to suppliers &                               (31,004,020)    (26,698,255)
                             personnel (-)
                 5.31.11.60  Interest paid (minus)                                  (1,929,562)       (781,961)
                 5.31.11.70  Income tax paid (minus)                                (1,006,355)     (1,038,013)
                 5.31.11.80  Other expenses                                           (467,154)       (294,654)
                 5.31.11.90  V.A.T. & other taxes                                   (3,064,931)     (2,956,690)
           5.41.12.00  CASH FLOW FINANCING ACTIVITIES                               (2,155,759)     (2,705,018)
                 5.41.12.05  Proceeds from share issue                                       0          17,275
                 5.41.12.10  Loans received                                                  0               0
                 5.41.12.15  Obligations with the public                                     0               0
                 5.41.12.20  Secured loans from related                                 35,697         933,716
                             companies
                 5.41.12.25  Other loans from related                                       56               0
                             companies
                 5.41.12.30  Other financing resources                                       0               0
                 5.41.12.35  Dividends paid (minus)                                 (1,346,555)     (1,951,005)
                 5.41.12.40  Capital distributions (minus)                                   0               0
                 5.41.12.45  Repayment of loans (minus)                               (815,837)     (1,131,213)
                 5.41.12.50  Payment of obligations with the                                 0               0
                             public (-)
                 5.41.12.55  Repayment of secured loans from                           (29,120)              0
                             rel Co. (-)
                 5.41.12.60  Repayment other loans from                                      0        (573,791)
                             related  Co. (-)
                 5.41.12.65  Share issue payment (minus)                                     0               0
                 5.41.12.70  Payment of issue publ oblig                                     0               0
                             (minus)
                 5.41.12.75  Other financing payments (minus)                                0               0
          5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                           (4,190,738)        461,093
                 5.41.13.05  Sale of fixed assets                                      176,101           8,672
                 5.41.13.10  Sale of permanent investments                                   0       5,118,952
                 5.41.13.15  Sale of other investments                                       0               0
                 5.41.13.20  Proceeds secured loans to                                       0               0
                             related Comp.
                 5.41.13.25  Proceeds other loans to related                           969,251          33,740
                             companies
                 5.41.13.30  Other investment income                                 1,762,160       1,899,192
                 5.41.13.35  Incorporation of fixed assets                          (7,064,599)     (4,633,149)
                             (minus)
                 5.41.13.40  Capitalized interests payment                                   0               0
                             (minus)
                 5.41.13.45  Permanent Investments (minus)                                   0         (37,004)
                 5.41.13.50  Investments in financial                                  (15,291)     (1,575,103)
                             instruments (minus)
                 5.41.13.55  Other loans to related companies                                0          (2,673)
                             (minus)
                 5.41.13.60  Other loans to related companies                           (6,680)         (2,059)
                             (minus)
                 5.41.13.65  Other distrib of funds on invest                          (11,680)       (349,475)
                             activities (-)
  5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                                     8,269,835       9,339,150
  5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                               (385,703)        197,327
5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                          7,884,132       9,536,477
5.42.00.00  CASH & CASH EQUI  AT BEGINNING OF PERIOD                                93,762,741      39,079,828
5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                             101,646,873      48,616,305


                        INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE
OPERATION'S ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30  Type of Currency:  Thousands of Chilean Pesos
1.00.01.40  Type of Balance : Consolidated



CASH FLOW - INCOME STATEMENT RECONCILIATION                          NOTE No.      03-31-03       03-31-02
-------------------------------------------                          -------       --------       --------

5.50.10.00  Profit (Loss) for the year                                             4,321,062        182,511
5.50.20.00  Profit (Loss) in sale of assets                                            5,601         14,032
     5.50.20.10  (Profit) Loss in sale of fixed assets                                 5,601         14,032
     5.50.20.20  Profit in sale of investments (minus)                                     0              0
     5.50.20.30  Loss in sale of investments                                               0              0
     5.50.20.40  (Profit) Loss in sale of other assets                                     0              0
5.50.30.00  Non-cash losses (gains)                                                6,013,803      8,714,557
     5.50.30.05  Depreciation for the year                                         3,450,664      3,350,735
     5.50.30.10  Amortization of intangibles                                         296,830        299,612
     5.50.30.15  Write-offs and provisions                                         1,857,759      1,060,125
     5.50.30.20  Accrued earnings from investments in related                       (549,170)      (178,032)
                 companies (minus)
     5.50.30.25  Accured losses from investments in related Co.                    1,649,803      4,117,198
     5.50.30.30 Negative goodwill amortization                                       162,076        145,391
     5.50.30.35  Positive goodwill amortization (minus)                                    0              0
     5.50.30.40  Price level restatement                                            (156,293)       161,546
     5.50.30.45  Net exchange difference                                          (1,661,984)         9,713
     5.50.30.50  Other non-cash credits to results (minus)                            (8,431)      (343,804)
     5.50.30.55  Other non-cash debits to results                                    972,549         92,073
5.50.40.00  Changes in Assets affecting cash flow (incr) decreases                (9,206,916)    (2,714,920)
     5.50.40.10  Debtors from sales                                                1,789,271       (635,933)
     5.50.40.20  Inventory                                                        (9,041,682)    (2,228,489)
     5.50.40.30  Other assets                                                     (1,954,505)       149,502
5.50.50.00   Changes in liabilities affecting cash flow increases                 12,941,854      4,955,449
             (decr)
     5.50.50.10  Accounts payable related to results for the                      13,270,339      5,804,137
                 year
     5.50.50.20  Interests payable                                                  (336,135)       485,774
     5.50.50.30  Income tax payable (net)                                            572,809       (357,471)
     5.50.50.40  Other accounts payable related to non-oper                           16,844       (716,327)
                 results
     5.50.50.50  VAT and other taxes payable (net)                                  (582,003)      (260,664)
5.50.60.00  Profit (Loss) of minority interest                                       540,928        431,446
5.50.00.00  NET OPERATING CASH FLOW                                               14,616,332     11,583,075


                  0.1 Registration in the Securities Register


IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER

The company is registered in the Securities Register under No. 061 and it is supervised by the Securities and Insurance Commission.

The subsidiary S.A. Vina Santa Rita is registered in the Securities Register under number 390 of the S.V.S. (Securities and Insurance Commission).

                       02. Applied Accounting Criteria


APPLIED ACCOUNTING CRITERIA


a)  Accounting Period

These financial statements correspond to the period between January 1 and March 31 of 2003 and 2002.


b) Preparation basis of financial statements:

These consolidated financial statements as of March 31, 2003 and 2002 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V.S.; the former prevailing in case of discrepancies.


c)  Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2002 fiscal year are presented updated according to non-accounting terms as of March 31, 2003 by 3.8%.


d)  Consolidation Basis

The consolidated financial statements include the balances of the following subsidiaries: Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A., Ciecsa S.A. consolidated, S.A. Vina Santa Rita consolidated, and Constructora Apoger S.A. consolidated.

Ciecsa consolidated includes the balances of its subsidiary Red Televisiva Megavision S.A. in which it has a 99.99% stake of its net worth and Simetral S.A. which it has a 81.5% stake of its net worth.

S.A. Vina Santa Rita consolidated includes the balances of its subsidiaries Vina Carmen S.A., with a 99.9% stake in its net worth, and Sur Andino S.A., with 100% stake.

Constructora Apoger S.A. includes the balances of its subsidiary Inmobiliaria Monte Azul S.A., in which it has a 99% stake.

Intercompany balances, transactions, debits, and refunds were eliminated in the consolidation and has being acknowledged the shareholding of the investments minorities shown in the balance as a minority interest

The subsidiaries included in the consolidation are presented on an attached chart.


e)  Adjustment for Currency Devaluation (Price Level Restatement)

Consolidated financial statements have been restated considering the variation in the purchasing power of the currency which occurred in the 2003 fiscal year, which was 0.5% (-0.4% in 2002).

f)  Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                              2002          2002
                               Ch$           Ch$
                           ----------     ---------

U.S. Dollar                  731.56         655.90
Pound Sterling             1,156.25         934.86
Swedish Crown                540.65         389.79
EURO                         797.34         570.94
Unidad de Fomento         16,783.60      16,197.66


g)  Marketable Securities and Time Deposits

Transactions in short-term fixed income instruments (PRC) are shown at the return value of the investment, which does not exceed the market value as of March 31, 2003.

Investments in shares are presented as the lower of the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

Investments carried out by the parent company in Celulosa Arauco bonds are registered at the par value, without adjusting to the market value because there is the intention of keeping them until their long term due date.


h)  Inventory

Inventory of finished products has been valued as of March 31, 2003 and 2002 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.

Inventory of foreign television programs to be exhibited are valued at the purchase cost at the exchange rate in effect at the closing of the fiscal year. Local programs are valued according to the terms of the respective contracts.

Inventory at the closing of each fiscal year represents the value of the films and videos contracted and the proportion of repeats that are pending exhibition. The actual cost of the programs is charged to results as they are shown.


i)  Bad Debts (Non-collectable)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales and documents receivable. The criterion adopted to estimate them is the age of the balances.

j)  Fixed Assets

The property in fixed assets is shown at the purchase cost plus legal and regulatory revaluations accumulated until March 31, 2003 and 2002.


k)  Fixed Assets Depreciation

Depreciation of these goods is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the goods.


l)  Assets in Leasing

None.


m)  Sales Transactions with Leaseback

None.


n)  Intangibles

The corrected purchase value of trademarks as well as TV channel 9 frequency are presented as intangibles. Its amortization period is 40 years. In addition the subsidiary S.A. Vina Santa Rita includes the costs for trademark registration, which are amortized in a period of their renewal.


o)  Investments in Related Companies

Investments in stocks and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates and subsidiaries (V.P.P.), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission. Investments abroad have been valued according to the provisions of Technical Bulletin No. 64 of the Accountants Association.


p)  Goodwill Amortization

Goodwill amortization resulted from comparing the price paid for the investment with the proportional equity value (VPP) that corresponds to the investment in the company's equity.

Amortizations of these values are carried out in a period of twenty years.

As of March 31, 2003 and 2002 there is no positive goodwill.


q)  Operations with repurchase and resale agreement

Financial instruments acquired with a resale agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.

r)  Obligations with public

Obligations for bonds issued are shown at their face value plus adjustments and interest accrued at the closing of each fiscal year. The negative goodwill obtained compared to par value is amortized proportionally to payment or redemption of the capital installments of those bonds and the expenses for the placement of long-term bonds.


s)  Deferred Taxes and Income Tax

The parent company and its subsidiaries has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and 71 of The Accountants Association and the norms indicated in circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.


t)  Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.


u)  Sales

The consolidated companies recognize operating income on an accrued basis according to generally accepted accounting principles.


v)  Derivative Contracts

The parent company and its subsidiaries Ciecsa S.A. and S.A. Vina Santa Rita maintain Future contracts in foreign currency recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.


w)  Computer Software

The parent company and S.A. Vina Santa Rita develop computer software with their own resources and they also acquires computer packages from third parties. Disbursements due to their own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months by the parent company and in 48 months by the subsidiary S.A. Vina Santa Rita.


x)  Research and development expenses

The companies do not show any expenses in this item.

y) Cash flow statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Disbursements originating in time deposits and deposits with maturities over 90 days have been classified in the item "Investments in Financial Instruments."

CRISTALERIAS DE CHILE S.A.


NOTE 2 - APPLIED ACCOUNTING CRITERIA
COMPANIES INCLUDED IN THE CONSOLIDATED REPORT

                                                                     Percentage of Shareholding
                                                                     --------------------------
                                                                          03.31.2003               03.31.2002
                                                          ------------------------------------    -----------
   R.U.T.             Ccompany Name                         Direct       Indirect      Total         Total
  --------            ------------                        ---------     ----------   --------     -----------

96.721.580-5     Cristalchile Comunicaciones S.A.          99.9980       0.0000        99.9980      99.9980
96.767.580-6     Constructora Apoger S.A.                  80.0000       0.0000        80.0000      80.0000
96.608.270-4     Ciecsa S.A.                               98.2737       0.0000        98.2737      98.2102
86.547.900-K     S.A. Vina Santa Rita                      54.0970       0.0000        54.0970      54.0970
96.972.440-5     Cristalchile Inversiones S.A.             99.9900       0.0100       100.0000     100.0000



                            03. Accounting Changes


As of March 31, 2003 and 2002, there have not been any changes in the accounting criteria applied that affect the consolidated financial statements.

                           04. Marketable Securities


As of March 31, 2003, this item includes the following investments:

a) Th Ch$ 55,388,004 in bonds and fixed rate instruments, wich correspond mainly to investments in state bonds and of financial institutions of USA, Germany and Holland, collateralized bonds of public companies of USA (with guarantee from accounts receivable) and American mortgage bonds with state guarantee.

b) Th Ch$ 9,301,239 in investment funds quotas called BBH U.S Money Market Portfolio.

c)   Shares for Th Ch$ 3,830,015.

As of March 31, 2002, Th Ch$ 3,388,219 are included and correspond to investment in shares, Th Ch$ 10,366,343 in fixed rate mutual funds and Th Ch$ 54,680 for accrued interest of long-term bonds


CRISTALERIAS DE CHILE S.A.


NOTE 4 -MARKETABLE SECURITIES
BALANCE COMPOSITION


        Type of Security                           Book Value
        ----------------                           ----------

                                          03-31-2003      03-31-2002
                                          ----------      ----------
Shares                                     3,830,015       3,388,219
Bonds                                     55,388,004          54,680
Shares in mutual funds                             0      10,366,343
Shares in investment funds                 9,301,239               0
Public tender notes                                0               0
Mortgage bonds                                     0               0

Total Marketable Securities               68,519,258      13,809,242

CRISTALERIAS DE CHILE S.A.


NOTE 4 - MARKETABLE SECURITIES
SHARES



                                                                                           Unit       Market
     R.U.T.                        Company Name             Number of   Participation     Market    Investment    Corrected
                                                              Shares      Percentage       Value       Value         Cost
     -----                         ------------             ---------   -------------     ------    ----------    ---------

96.512.200-1         Bodegas y Vinedos Santa Emiliana S.A.  60,440,462      9.4970          96       5,802,284     3,830,015

Value Investment Portfolio                                                                           5,802,284     3,830,015
Adjustment Provision                                                                                                       0
Book value, Investment Portfolio                                                                                   3,830,015


CRISTALERIAS DE CHILE S.A.


NOTE 4 - MARKETABLE SECURITIES
FIXED RATE INSTRUMENTS



                                                                                       Book Value
                                                                                 ---------------------
                                                                       Par                                 Market
           Type of Security                                           Value                     Rate %      Value    Provision
           ----------------                                        ----------    ----------------------  ----------- ---------

Bonds of Financial Institutions in USA, Germany and Holland        15,492,461    15,492,461      1.28     15,911,401     0
US Treasury Bonds                                                  29,005,950    29,005,950      1.17     29,019,522     0
US Mortgage Bonds, with state guarantee                             4,807,804     4,807,804      1.15      4,807,804     0
Time Deposit                                                          201,179       201,179     0.665        201,179     0
Cash Balance                                                           22,610        22,610      0.00         22,610     0
Call Deposit                                                        5,858,000     5,858,000      1.28      5,858,000     0

TOTAL                                                              55,388,004    55,388,004               55,820,516     -

Note:

(1)  The investements have been made in U.S. Dollar (79.7%) and EUROS (20.3%) and are in custody abroad.
(2)  These investments  can be recovered with 48 hours notice.


                     05. Short-Term and Long-Term Debt


As of March 31, 2003 and 2002, there are balances short-term debt in the amount of Ch$33,071,445 (Ch$28,277,765 in 2002).

The bad debt reserve of Ch$649,839 in 2003 (Ch$516,495 in 2002) is shown deducting the balances of Debt from Sales and Accounts receivable.

The balances of Short-term Debt are shown net of Customer Advanced
Payments.

Also, there is a balance of Ch$184,616 in Long Term Debt in 2003 (Ch$218,843 in 2002).

        CRISTALERIAS DE CHILE S.A.


NOTE 5 -SHORT AND LONG TERM DEBT
Short and Long-term debtors



                                                                     Current
                              -----------------------------------------------------------------------------------------
                                 Up to 90 days            > 90 up to 1 year                       Total Current (net)
                             ----------------------     -----------------------                 -----------------------
          Item               03-31-2003   03-31-2002    03-31-2003   03-31-2002    Subtotal     03-31-2003   03-31-2002
          ----               ----------   ---------     ----------   ----------   ----------    ----------   ----------


Debts from Sales            31,875,185   27,388,450     1,644,088    1,285,717    33,519,273   33,071,445    28,277,765
Estimate of bad debtors              -            -             -            -       447,828            -             -
Documents receivable         3,958,138    4,893,762        73,013       37,820     4,031,151    3,829,140     4,811,488
Estimate of bad debtors              -            -             -            -             -            -             -
Misc. Debtors                1,255,253      817,823        48,925       25,835     1,304,178    1,304,178       843,657
Estimate of bad debtors              -            -             -            -             -            -             -

                                     Long-Term
                              -------------------------
                              03-31-2003     03-31-2002
                              ----------     ----------

Debts from Sales                     0             0
Estimate of bad debtors              -             -
Documents receivable                 0             0
Estimate of bad debtors              -             -
Misc. Debtors                  184,616       218,843
Estimate of bad debtors              -             -

 Total Long-Term Debtors       184,616       218,843


             06. Balances and Transactions with related entities


Short-term accounts receivable as of March 31, 2003 that total Th Ch$
341,341 (Th Ch$ 507,293 in 2002) corresponding mainly to a loan granted by the subsidiary Ciecsa to Editorial Zig Zag for Th Ch$ 161,146 including interests, with maturity on 06-30-2003 at an annual interest rate of 1% and advertising sold by Red Televisiva Megavision S.A. to Metropolis-Intercom for Th $ 88,565. The balance corresponds to invoicing receivable for Th Ch$ 91,630.

Short-term accounts payable totaling Th Ch$ 210,952 in 2003 (Th Ch$
1,295,224 in 2002) corresponds to commercial transactions under 90 days for Th Ch $ 130,227, and dividends payable to Majority shareholders for Th Ch$ 80,725.

In 2003 there is a long-term receivable corresponding to invoices totaling Ch Th$ 1,504 of Long-term Accounts Receivable (Ch Th$ 1,380 in 2002).

CRISTALERIAS DE CHILE S.A.


NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
               DOCUMENTS AND ACCOUNTS RECEIVABLE


                                                            Short Term                 Long Term
  R.U.T.                  Company                     03-31-2003  03-31-2002     03-31-2003  03-31-2002
--------                ----------                    ----------  ----------     ----------  ----------

89.150.900-6     Vina Los Vascos S.A.                  78,594        182,895           0          0
0-E              Rayen Cura SAIC                            0            142           0          0
83.032.100-4     Serv. Y Consultorias Hendaya S.A.        253              0           0          0
90.684.000-6     Editorial Zig-Zag S.A.               161,146        285,075           0          0
86.881.400-4     Envases CMF S.A.                       5,085             61           0          0
90.320.000-6     Cia. Electro Metalurgica S.A.            108             89           0          0
96.539.380-3     Ediciones Financieras S.A.             2,751             57           0          0
79.753.810-8     Claro y Cia.                             125            142           0          0
96.787.775-1     Metropolis Intercom S.A.              78,646         36,169           0          0
90.160.000-7     Sudamericana de Vapores S.A.             591          1,975           0          0
77658870-9       Marketing  Meter Ltda.                     0            688           0          0
96793770-3       Ediciones Chiloe S.A.                      0              0       1,504      1,380
86963200-7       Forus S.A.                            14,042              0           0          0

                 Total                                341,341        507,293       1,504      1,380


CRISTALERIAS DE CHILE S.A.


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE



                                                            Short Term                 Long Term
  R.U.T.                  Company                      03-31-03   03-31-2002      03-31-03   03-31-2002
--------                ----------                    ----------  ----------     ----------  ----------


90.320.000-6     Cia. Electro Metalurgica S.A.         11,599              0       0          0
0-E              Rayen Cura S.A.I.C                    11,715              0       0          0
89.150.900-6     Vina Los Vascos S.A.                   1,109         16,494       0          0
79.753.810-8     Claro y Cia.                          27,639              0       0          0
96.539.380-3     Ediciones Financieras S.A.            11,281          6,995       0          0
86.881.400-4     Envases CMF S.A.                     134,718         16,770       0          0
78.619.370-2     Cordillera Comunicaciones Ltda.            0        208,794       0          0
90.160.000-7     Cia. Sudamericana de Vapores S.A.     12,500          6,987       0          0
96.787.775-1     Metropolis Intercom S.A.                   0         14,180       0          0
0-E              Televisa Internacional S.A. de C.V.        0      1,021,236       0          0
86963200-7       Forus S.A.                                 0          2,493       0          0
96793770-3       Ediciones Chiloe S.A.                      0            183       0          0
77.658.870-9     Marketing Meter Ltda.                    391          1,092       0          0

                 Total                                210,952      1,295,224       0          0


CRISTALERIAS DE CHILE S.A. NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES


TRANSACTIONS
                                                                                                            03-31-2003
                                                                                                     --------------------------
      Company                         R.U.T.        Relationship        Transaction Description      Amount    Effect on Result
      -------                         ------        ------------        -----------------------      ------    ----------------

Envases CMF  S.A.                  86.881.400-4  Indirect affiliate     Materials purchased          115,018            0
                                                 -                      Products sold                     92           30
                                                 -                      Other sales                      146            0
Serv. Y Consultorias Hendaya S.A.  83.032.100-4  Majority shareholder   Services received            320,898     -320,898
                                                 -                      Dividends paid               119,267            0
                                                 -                      Services supplied              5,034        5,034
Cia. Electro Metalurgica S.A.      90.320.000-6  Majority shareholder   Dividends paid               457,380            0
                                                 -                      Other sales                       92            0
                                                 -                      Materials purchased            1,800            0
Claro y Cia.                       79.753.810-8  With the president     Advice received               15,474      -15,474
                                                 -                      Products sold                    108           36
Navarino S.A.                      96.566.900-0  Same Parent            Services supplied              2,506        2,506
Quemchi S.A.                       96.640.360-8  Same Parent            Services rendered              3,135        3,135
Rayen Cura S.A.I.C.                0-E           Indirect affiliate     Direct sales                  37,895            0
Cia. Sud-Americana de Vapores S.A. 90.160.000-7  Same Parent            Freight services             125,723      -12,223
                                                 -                      Products sold                    903          299
                                                 -                      Other sales                      659            0
                                                 -                      Advertising hired                  0            0
Ediciones Financieras  S.A.        96.793.77-3   Indirect affiliate     Services received             10,297      -10,297
                                                                        Products sold                  2,379          788
                                                                        Services purchased                64           64
Inversiones Bayona S.A.            86.755.600-1  Majority shareholder   Dividends paid               124,163            0
Vina Los Vascos S.A.               89.150.900-6  Indirect affiliate     Direct sales                 141,924       40,130
                                                                        Materials purchased            7,531            0
Metropolis Intercom S.A.           96.787.750-6  Indirect affiliate     Advertising hired             67,950       58,722
                                                 -                      Products sold                  3,518        1,166
Forus S.A.                         86.963.200-7  Affiliate              Advertising hired             11,900       11,900
                                                 -                      Services purchased                 0            0
Televisa Internacional S.A.C.V     0-E           Affiliate              Materials purchased                0            0


                                                                                                           03-31-2002
                                                                                                     --------------------------
      Company                         R.U.T.        Relationship        Transaction Description      Amount    Effect on Result
      -------                         ------        ------------        -----------------------      ------    ----------------


Envases CMF  S.A.                  86.881.400-4  Indirect affiliate     Materials purchased              77            -77
                                                 -                      Products sold                     0              0
                                                 -                      Other sales                       0              0
Serv. Y Consultorias Hendaya S.A.  83.032.100-4  Majority shareholder   Services received           273,955       -273,955
                                                 -                      Dividends paid              176,855              0
                                                 -                      Services supplied             5,015          5,015
Cia. Electro Metalurgica S.A.      90.320.000-6  Majority shareholder   Dividends paid              678,229              0
                                                 -                      Other sales                       0              0
                                                 -                      Materials purchased               0              0
Claro y Cia.                       79.753.810-8  With the president     Advice received              17,467        -17,467
                                                 -                      Products sold                     0              0
Navarino S.A.                      96.566.900-0  Same Parent            Services supplied             2,528          2,528
Quemchi S.A.                       96.640.360-8  Same Parent            Services rendered             2,528          2,528
Rayen Cura S.A.I.C.                0-E           Indirect affiliate     Direct sales                      0              0
Cia. Sud-Americana de Vapores S.A. 90.160.000-7  Same Parent            Freight services             12,731              0
                                                 -                      Products sold                     0              0
                                                 -                      Other sales                       0              0
                                                 -                      Advertising hired            27,680         27,680
Ediciones Financieras  S.A.        96.793.77-3   Indirect affiliate     Services received             3,254         -3,254
                                                                        Products sold                     0              0
                                                                        Services purchased                0              0
Inversiones Bayona S.A.            86.755.600-1  Majority shareholder   Dividends paid              184,116              0
Vina Los Vascos S.A.               89.150.900-6  Indirect affiliate     Direct sales                172,238         44,873
                                                                        Materials purchased          12,217              0
Metropolis Intercom S.A.           96.787.750-6  Indirect affiliate     Advertising hired            62,968         62,968
                                                 -                      Products sold                     0              0
Forus S.A.                         86.963.200-7  Affiliate              Advertising hired            19,411         19,411
                                                 -                      Services purchased            2,113         -2,113
Televisa Internacional S.A.C.V     0-E           Affiliate              Materials purchased         910,602        910,602


                                07. Inventory

An itemized list of inventory, valued according to note 2 h), is presented in the following chart:


CRISTALERIAS DE CHILE S.A.
NOTE 7 - INVENTORY (Consolidated)


                                                  2003               2002
                                                 Th Ch$             Th Ch$
                                                -------            -------

Finished Products
-----------------
* Cristalerias de Chile S.A.                    2,350,612          2,589,531
* S.A. Vina Santa Rita                          7,854,776          6,968,198
Subtotal Finished Products                     10,205,388          9,557,729

Raw Materials and Fuel
----------------------
* Cristalerias de Chile S.A.                    1,611,679          2,067,372
* S.A. Vina Santa Rita                         21,876,798         14,637,680
Subtotal Raw Materials and Fuel                23,488,477         16,705,052

Supply Materials and Parts
--------------------------
* Cristalerias de Chile S.A.                    1,049,208          1,262,998
* S.A. Vina Santa Rita                          1,881,918          1,564,990
Subtotal Supply Materials and Parts             2,931,126          2,827,988

Materials in Transit                              627,189            360,640
--------------------


Red Televisiva Megavision S.A.  (CIECSA S.A.)
--------------------------------------------

Foreign taped to be broadcasted                 3,230,256          2,581,147
Domestic programming to be broadcasted            636,964            141,181
                                                3,867,220          2,722,328

Total                                          41,119,400         32,173,737


                      08. Deferred taxes and income taxes


A)  DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Amortization periods of deferred taxes have been estimated on average at 1.8 years for Short-Term Assets, 4.1 years for Long-Term Assets, and 14.4 years for Long-term Liabilities.


B)  INCOME TAX

The parent company and its subsidiary S.A. Vina Santa Rita, made tax provisions for 16.5% of taxable income in 2003 (16% in 2002) subject to the First Category and 35% for the Single Income Tax under Art. 21, for the 2003 and 2002 fiscal years.

The other consolidated subsidiaries maintain negative taxable incomes and therefore have not provisioned for this concept.

Credits against taxes are shown deducting the payables obligation.

The itemized list is the following:

                                              2003                 2002
                                             Th Ch$               Th Ch$
                                           ---------            ---------

Fiscal year income tax provision           (1,115,303)           (718,174)
Single tax reserve                             (2,646)             (3,415)
                                            ---------           ---------

SUB TOTAL                                  (1,117,949)           (721,589)


Credits:
Monthly provisional  payments                 967,800           1,068,986
Training expenditures                          13,191              59,622
Fixed Assets credit                            13,167              45,864
Advance Earnings Tax                           45,940              32,093
                                            ---------           ---------
CREDIT SUB TOTAL                            1,040,098           1,206,565


Income Tax                                    (77,851)            484,976


Income Tax to be Recovered                          0                   0

Other Taxes to be recovered:
VAT Fiscal Credit                             593,618             640,699
Income tax credit, previous year              613,563           1,025,675

TOTAL TAXES TO BE                           ---------           ---------
RECOVERED                                   1,129,330           2,151,360

C)  TAXABLE PROFIT FUND


The parent company registered the following balance of profits to be distributed:


                                              2003                  2002
                                             Th Ch$                Th Ch$
                                           -----------          -----------
Generated as of 12.31.1983:
Profits adjustment                          1,909,034             1,909,034
Generated since 01.01.1984:
Without Credit                              1,072,115             2,673,752
With 10% First Category Credit                 22,694                82,075
With 15% First category Credit             92,502,240           100,864,409
With 15% Additional rate Credit                   722                   740
With 16% First Category Credit             16,906,651             3,687,712
With 16.5% First Category Credit            5,950,023                     0
                                          -----------           -----------
SUB-TOTAL TAX PROFITS                     116,454,445           107,308,688
Non-income revenues                         6,825,087             6,821,960
                                          -----------           -----------
TOTAL RETAINED EARNINGS                   123,279,532           114,130,648

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES



                                                                        03-31-2003
                                               -----------------------------------------------------------
                                                   Asset Deferred Tax              Liability Deferred Tax
                                               ---------------------------        ------------------------
               Item                            Short term        Long Term         Short Term    Long Term
               ----                            ----------        ---------         ----------    ---------

     Temporary Differences
Uncollectable accounts Provision                109,758               0                0                0
Anticipated Income                              430,798               0                0                0
Vacation provision                              116,444               0                0                0
Intangible Amortization                               0               0                0                0
Leased assets                                         0               0                0                0
Manufacturing expenses                                0               0                0                0
Depreciations fixed assets                            0          14,781                0        8,206,606
Severance payments                                2,131         148,063                0                0
Other events                                          0               0                0                0
Packaging reserve                               172,496               0                0                0
Furnace repair provision                        193,105         354,571                0                0
Stock obsolescence provision                     35,356               0                0                0
Spare parts obsolescence provision               97,163               0                0                0
Lower value sale of bonds                        67,740               0           53,357          810,398
Deferred customs duties                           2,305             592                0           83,578
Non realized profits                            124,257          61,912                0                0
Other provisions                                 63,435               0           14,644                0
Direct labor                                     21,502               0                0                0
Amortization commercial brands                   33,175               0                0                0
Tax losses                                            0       4,639,753                0                0
Expenses assetted                                     0               0          240,003                0
Prepaid expenses                                      0               0           25,705                0
Banking reserve                                       0               0                0           46,882
Fixed assets, molds                                   0               0                0          276,739
Machinery repair provision                            0               0                0                0
Others
Supplementary accounts-net of amort.            198,083       3,950,255                0        3,821,025
Valuation provision                                   0               0
Total                                         1,271,582       1,269,417          333,709        5,603,178



                                                                        03-31-2002
                                               -----------------------------------------------------------
                                                   Asset Deferred Tax              Liability Deferred Tax
                                               ---------------------------        ------------------------
               Item                            Short term        Long Term         Short Term    Long Term
               ----                            ----------        ---------         ----------    ---------

      Temporary Differences
Uncollectable accounts Provision                 96,339                0                0                0
Anticipated Income                              295,184                0                0                0
Vacation provision                              105,810                0                0                0
Intangible Amortization                               0                0                0                0
Leased assets                                         0                0                0                0
Manufacturing expenses                                0                0          250,436                0
Depreciations fixed assets                            0            5,780                0        7,647,986
Severance payments                                1,790           34,004                0                0
Other events                                    118,054           98,555                0                0
Packaging reserve                               220,841                0                0                0
Furnace repair provision                        185,184          565,327                0                0
Stock obsolescence provision                     43,157                0                0                0
Spare parts obsolescence provision               96,996                0                0                0
Lower value sale of bonds                        43,023                0                0          228,547
Deferred customs duties                          25,676                0                0                0
Non realized profits                             70,936            1,612                0                0
Other provisions                                      0                0                0                0
Direct labor                                      9,000                0                0                0
Amortization commercial brands                  228,198                0                0                0
Tax losses                                            0        5,221,201                0                0
Expenses assetted                                     0                0                0                0
Prepaid expenses                                      0                0           35,957                0
Banking reserve                                  11,878                0                0                0
Fixed assets, molds                                   0                0                0          272,382
Machinery repair provision                      169,998                0                0                0
Others
Supplementary accounts-net of amort.            241,066        4,688,549          154,445        4,536,703
Valuation provision                                   0                0
Total                                         1,480,998        1,237,930          131,948        3,612,212


CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
        INCOME TAX


                                                         03/31/2003      03/31/2002
                                                           Th Ch$          Th Ch$
                                                         ----------      ----------

Current tax expense (tax provision)                      -1,117,949        -720,145
Adjustment tax expense (previous year)                            0               0
Effects from assets or liabilities, deferred
  year's tax                                               -281,339        -320,946
Tax benefit from tax losses                                     110               0
Effect of amortiz. of supplementary accounts for
 deferred assets and liabilities                           -127,387          20,724
Effect on assets or liabilities from deferred tax
 from changes in assessment provision                             0               0
Other charges or credits to the account                       5,225               0
Total                                                    -1,521,340      -1,020,367


       09. Short and Long-term Leasing Contracts and Assets for Leasing (note required for leasing companies defined in circular no.939, 1990)


As of March 31, 2003, ther are no balances included for this concept.

                           10. Other current assets



As of March 31, 2003, this item includes investments in:

    a) Financial instruments with resale agreements for Th Ch$ 16,447,554 valued according to note 2 q).
    b)   Deferred expenses for bond placement for Th Ch$ 362,238
    c)   Bank reserve for Th Ch$28,452.
    d) Positive balance for Th Ch$ 86,144 for Future Contracts in foreign currency.

As of March 31, 2002, there were investments in financial instruments with resale agreements for Th Ch$ 17,762,621, valued according to note 2 q), deferre expenses for bonds placement for Th Ch$ 39,876 and Th Ch$ 28,737 for bank reserve.

11. Information on operations involving purchase agreements, sales agreements, sale with repurchase agreement, and purchase with resale agreement of titles or real estate securities


Information about these transactions is presented in attached charts.

NOTE 11 - INFORMATION ON OPERATIONS OF PURCHASE COMMITMENT, SALE COMMITMENT, SALE WITH REPURCHASE AGREEMENTS AND PURCHASE WITH RESALE AGREEMENTS OF TITLES AND REAL ESTATE SECURITIES
SALE WITH REPURCHASE (VRC) AND PURCHASE WITH RESALE (CRV) COMMITMENT OPERATIONS


          Dates
          -----                                                        Original           Price                      Final
Code      Start          End               Counterpart                 Currency            Set         Rate          Value
----      -----          ---               -----------                 --------           -----        ----          -----

CRV    03.26.2003    04.01.2003    Citibank N.A.                          Pesos         1,000,000       0.21       1,000,420
CRV    03.27.2003    04.03.2003    Banco Chile                            Pesos           591,500       0.20         591,776
CRV    03.27.2003    04.04.2003    Banco Santander                        Pesos           576,500       0.22         576,838
CRV    03.31.2003    04.04.2003    Banco Santander                        Pesos           300,000       0.25         300,100
CRV    03.31.2003    04.07.2003    Banco Chile                            Pesos           752,000       0.20         752,351
CRV    01.06.2003    04.07.2003    BBVA - BHIF                           Dollars        2,467,551       2.04       2,500,304
CRV    03.28.2003    04.25.2003    BankBoston                             Pesos           363,795       0.23         364,576
CRV    03.28.2003    04.25.2003    Banco de Credito e Inversiones         Pesos         3,000,000       0.23       3,005,750
CRV    03.31.2003    04.04.2003    BankBoston                             Pesos           750,000       0.33         750,330
CRV    03.31.2003    04.04.2003    BankBoston                             Pesos            70,000       0.33          70,031
CRV    03.14.2003    04.25.2003    Banco Chile                           Dollars        1,795,416       1.73       1,759,288
CRV    03.31.2003    04.25.2003    Banco Chile                           Dollars          247,302       1.50         248,989
CRV    03.31.2003    04.04.2003    Banco Chile                            Pesos            50,000       0.29          50,019
CRV    03.31.2003    04.04.2003    Banco Chile                            Pesos            18,000       0.29          18,007
CRV    03.03.2003    04.07.2003    Banco Chile                           Dollars          750,280       1.77         732,819
CRV    03.07.2003    04.07.2003    Banco Chile                           Dollars          622,405       1.74         604,441
CRV    03.14.2003    04.25.2003    Banco Chile                           Dollars          299,236       1.73         293,215
CRV    03.31.2003    04.25.2003    Banco Chile                           Dollars           39,277       1.50          39,545
CRV    03.31.2003    04.25.2003    Banco Chile                           Dollars          189,114       1.50         190,404
CRV    02.24.2003    07.18.2003    Scotiabank                             Pesos           300,000       0.25         303,600
CRV    02.28.2003    06.30.2003    Scotiabank                             Pesos           100,000       0.25         101,017
CRV    03.26.2003    04.04.2003    Scotiabank                             Pesos           250,000       0.28         250,210
CRV    03.17.2003    04.09.2003    Banco Santander                        Pesos           300,000       0.21         300,483
CRV    03.20.2003    04.04.2003    Banco Santander                        Pesos           300,000       0.22         300,770
CRV    07.11.2002    04.25.2003    Scotiabank                            Dollars          286,800       1.80         295,097
CRV    11.14.2002    05.23.2003    Scotiabank                            Dollars          285,415       1.75         295,327
CRV    11.25.2002    06.20.2003    Scotiabank                            Dollars          212,400       1.85         221,803
CRV    02.12.2003    07.25.2003    Scotiabank                            Dollars          373,700       1.60         368,430
CRV    03.31.2003    04.25.2003    Scotiabank                            Dollars          145,400       1.50             147


          Dates
          -----                                                        Original
Code      Start          End               Counterpart                 Currency          Instrument    Market Value
----      -----          ---               -----------                 --------          ----------    ------------

CRV    03.26.2003    04.01.2003    Citibank N.A.                          Pesos             PDBC         1,000,350
CRV    03.27.2003    04.03.2003    Banco Chile                            Pesos           PDBC-PRD         591,658
CRV    03.27.2003    04.04.2003    Banco Santander                        Pesos            PRD-PCD         576,669
CRV    03.31.2003    04.04.2003    Banco Santander                        Pesos            PRD-PCD         300,000
CRV    03.31.2003    04.07.2003    Banco Chile                            Pesos           PDBC-PRD         752,000
CRV    01.06.2003    04.07.2003    BBVA - BHIF                           Dollars          PRD-ZERO       2,534,025
CRV    03.28.2003    04.25.2003    BankBoston                             Pesos              PRD           363,879
CRV    03.28.2003    04.25.2003    Banco de Credito e Inversiones         Pesos              PRD         3,000,690
CRV    03.31.2003    04.04.2003    BankBoston                             Pesos              PRD           750,000
CRV    03.31.2003    04.04.2003    BankBoston                             Pesos              PRD            70,000
CRV    03.14.2003    04.25.2003    Banco Chile                           Dollars             PRD         1,757,178
CRV    03.31.2003    04.25.2003    Banco Chile                           Dollars             PRD           248,730
CRV    03.31.2003    04.04.2003    Banco Chile                            Pesos              PRD            50,000
CRV    03.31.2003    04.04.2003    Banco Chile                            Pesos              PRD            18,000
CRV    03.03.2003    04.07.2003    Banco Chile                           Dollars             PRD           732,567
CRV    03.07.2003    04.07.2003    Banco Chile                           Dollars             PRD           604,237
CRV    03.14.2003    04.25.2003    Banco Chile                           Dollars             PRD           292,863
CRV    03.31.2003    04.25.2003    Banco Chile                           Dollars             PRD            39,504
CRV    03.31.2003    04.25.2003    Banco Chile                           Dollars             PRD           190,207
CRV    02.24.2003    07.18.2003    Scotiabank                             Pesos             PRBC           300,900
CRV    02.28.2003    06.30.2003    Scotiabank                             Pesos             PRBC           100,267
CRV    03.26.2003    04.04.2003    Scotiabank                             Pesos             PRBC           250,140
CRV    03.17.2003    04.09.2003    Banco Santander                        Pesos             PRBC           300,315
CRV    03.20.2003    04.04.2003    Banco Santander                        Pesos             PRBC           300,264
CRV    07.11.2002    04.25.2003    Scotiabank                            Dollars            PRBC           294,746
CRV    11.14.2002    05.23.2003    Scotiabank                            Dollars            PRBC           294,587
CRV    11.25.2002    06.20.2003    Scotiabank                            Dollars            PRBC           220,900
CRV    02.12.2003    07.25.2003    Scotiabank                            Dollars            PRBC           366,560
CRV    03.31.2003    04.25.2003    Scotiabank                            Dollars            PRBC           146,318


                               12. Fixed Assets


Fixed Assets:

CRISTALERIAS DE CHILE S.A.

The Fixed Assets are shown at purchase cost plus the legal and regulatory revaluations accumulated as of March 31, 2003 and 2002.

The items that make up the Company's fixed assets as of March 31, 2003 and 2002 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment distributed between the Padre Hurtado plant and other minor.

During year 2002 the Company effected an adjustment in the value of fixed assets that were charged off with their respective accumulated depreciation.

Technical Reappraisal and Adjustment of Accounting Values:

The Company carried out a technical reappraisal of its fixed assets in 1979. In June 1986 it also adjusted the assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations:

The charge against results for this item is Th Ch$ 3,450,711 in 2003 and Th Ch$ 3,357,332 in 2002.

The detail is shown on an attached chart.

CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
NOTE 12 - FIXED ASSETS
                                                       2003            2002
                                                       ThCh$           Th Ch$
                                                     --------         --------
LAND
Land and Mining Properties                           12,995,463      13,425,783
Subtotal Lands                                       12,995,463      13,425,783

BUILDINGS AND INFRASTRUCTURE PROJECTS
Hi rises and industrial buildings                    29,971,138      30,973,097
Installations                                        30,648,388      23,326,354
Residences                                               26,083          26,051
Subtotal Buildings and Infrastructure Projects       60,645,609      54,325,502

Accumulated Depreciation                             18,736,333      15,498,745
Fiscal year Depreciation                                742,349         608,288
Subtotal Depreciations                               19,478,682      16,107,033

SUBTOTAL CONSTRUCTIONS & PROJECTS                    41,166,927      38,218,469

MACHINERY AND EQUIPMENT
Machinery                                            83,977,342      89,208,390
Furnaces                                             35,912,456      37,563,044
Furniture and Furnishings                             2,454,254       2,943,692
Tools                                                   624,165         620,690
Rolling Stock                                           825,224         749,566
Subtotal Machinery and equipment                    123,793,441     131,085,382

Accumulated Depreciation                             62,792,548      60,816,445
Fiscal year Depreciation                              2,656,474       2,697,222
Subtotal Depreciations                               65,449,022      63,513,667

Subtotal Machinery and Equipment                     58,344,419      67,571,715

OTHER FIXED ASSETS
Spare parts                                           5,394,574       4,716,214
Imports in transit                                      785,913       1,278,062
Work in progress                                      8,205,218       3,956,853
Lots in Pirque and Leyda                                472,652         472,057
Deferred Customs Duties                                 383,750         522,695
Packages and Bundling                                   234,545         234,251
Other                                                 1,978,851       1,918,370
Subtotal Other Fixed Assets                          17,455,503      13,098,502

TOTAL FIXED ASSETS                                  214,890,016     211,935,169
TOTAL ACCUMULATED DEPRECIATION                       81,528,881      76,315,190
TOTAL DEPRECIATION OF THE PERIOD                      3,398,823       3,305,510
TOTAL NET FIXED ASSETS                              129,962,312     132,314,469

TECHNICAL REVALUATION AND ADJUSTMENT TO ACCOUNTING VALUES


                                                       2003             2002
                                                       Th Ch$          Th Ch$
                                                     ---------        --------
LAND
Land and mining properties                             311,374         310,752
Subtotal net land and mining properties                311,374         310,752

BUILDINGS AND INFRASTRUCTURE PROJECTS
Hi rises and industrial buildings                    6,221,626       6,213,606
Installations                                           41,120         440,769
Subtotal Buildings                                   6,262,746       6,654,375

Accumulated Depreciation                            (4,828,036)     (5,014,374)
Fiscal year Depreciation                               (51,888)        (51,822)
Subtotal depreciation                               (4,879,924)     (5,066,196)

SUBTOTAL BUILDINGS AND INFRASTRUCTURE PROJECTS       1,382,822       1,588,179

TOTAL NET TECHNICAL  REVALUATION                     1,694,196       1,898,931

TOTAL REVALUED ASSETS                                7,675,631       8,566,805
TOTAL ACCUMULATED DEPRECIATION                      (5,929,547)     (6,616,052)
TOTAL DEPRECIATION OF THE PERIOD                       (51,888)        (51,822)
TOTAL NET                                            1,694,196       1,898,931

                    13. Sales transactions with leaseback


These type of transactions were not carried out as of  March 31, 2003 and 2002.

                     14. Investments in related companies



The Company has valued its investments in related companies according to rules indicated in note 2 o).


EDICIONES CHILOE S.A.

On February 4, 2002, the partners of Ediciones Chiloe agreed to pay 86,352 shares already subscribed. Ciecsa paid Th Ch$ 19,859, equivalent to 43,176 shares, with which its stake maintained at 50%. The payment of 135,030 shares remains outstanding, with a payment date expiring on September 2004.


INVESTMENTS ABROAD


RAYEN CURA S.A.I.C.

On December 28, 2002, the Company sold to its subsidiary CristalChile Inversiones S.A. the investment it had in Rayen Cura S.A.I.C., a company located in the city of Mendoza, Argentina. This transaction had no effect on results.

In a Shareholders Meeting held on April 18, 2002 it was agreed to suscribe and pay a capital increase of US$ 14,000,000. On April 29, 2002, Cristalchile Inversiones S.A., effected a capital increase for US$ 5,760,000 to Rayen Cura S.A.I.C., which was registered at a parity of 3.05 Argentine Pesos per US Dollar, thereby maintaining its 40.0% stake in Rayen Cura's equity.

On August 6, 2002 the Board of Rayen Cura S.A.I.C. aproved the refund of part of the irrevocable contributions subscribed and paid on April 29, 2002. The total amount was US$1,500,000, of which Cristalchile Inversiones S.A. received US$600,000, equivalent to 40% of its contribution.

On November 11, 2002 the Board of Rayen Cura S.A.I.C. aproved the refund of part of the irrevocable contributions subscribed and paid on April 29, 2002. The amount reimbursed was US$3,000,000, of which contributing refund issued and paid at of 29 April, 2002, the amount was US$ 3,000,000 wich Cristalchile Inversiones S.A. received US$1,200,000, equivalent to 40% of its contribution.

On January 31, 2003 the Board of Rayen Cura S.A.I.C. aproved the refund of part of the irrevocable contributions subscribed and paid on April 29, 2002. The amount reimbursed was US$3,000,000, of which contributing refund issued and paid at of 29 April, 2002, the amount was US$ 3,000,000 wich Cristalchile Inversiones S.A. received US$1,200,000, equivalent to 40% of its contribution.

As of March 31, 2003 the financial statements of Rayen Cura S.A.I.C. presented an exchange rate of 3.17 Argentine Pesos per US Dollar. Cristalchile Inversiones, in turn, has adjusted Rayen Cura S.A.I.C.'s financial statements in order to recognize a devaluation that went from 3.17 to 3.32 Argentina Pesos per US Dollar.

As a result of the operating income of the company, the Argentine Peso devaluation and the conversion of the financial statements of Rayen Cura S.A.I.C., according to Chilean regulations, Cristalchile Inversiones S.A. has recognized a Th Ch$ 167,109 during the period.

On the other hand, the variation of the Dollar exchange rate in Chile during the year caused adjustments for Th Ch$ 1,186,507 and Th Ch$ 355,453 in the investment in Rayen Cura and on negative goodwill respectively, which were credited to the item Other Equity Reserves.

As stipulated in Technical Bulletin No. 64 of the Accountants Association of Chile, following is the information related to investments abroad:


                                                 2003            2002
                                                  Th$             Th$
                                               ----------     ----------
CristalChile Inversiones's share of
Rayen Cura S.A.I.C.                            14,694,495     12,123,740
Negative goodwill(net of amortization)          5,439,971      5,400,920
                                               ----------     ----------
TOTAL                                          20,134,466     17,524,669
                                               ==========     ==========

Devaluation Loss                               (1,955,840)    (1,774,297)
Accrued Income (Loss)                            (167,109)    (1,533,245)
Potentially remittable income                           0              0


The investment in Rayen Cura S.A.I.C. is presented in American Dollars.

CRISTALERIAS DE CHILE S.A.


NOTE 14-  INVESTMENTS IN RELATED COMPANIES
          BREAKDOWN OF INVESTMENTS

                                                                                     Shareholder                   Company
                                                    Investment                       (Percentage)                  Equity
                                          Country   ---------                -----------------------------------------------------
                                            of       Control   Number of
   R.U.T.             COMPANY             Origin     Currency    Shares      03-31-2003     03-31-2002    03-31-2003    03-31-2002
   -----              -------             ------     --------   --------     ----------     ----------    ----------    ----------


78.619.410-5   Cordillera Comunicaciones  Chile      Peso              0    50.000000000    50.00000000   141,987,532   156,884,940
               Holding
78.619.370-2   Cordillera Comunicaciones  Chile      Peso              0     0.250000000     0.25000000   142,701,038   157,673,410
               Ltda.
89.150.900-6   Vina Los Vascos S.A.       Chile      Peso     60,000,000    43.000000000    43.00000000    12,073,526    10,771,415
90.684.000-6   Editorial Zig-Zag S.A.     Chile      Peso    114,516,900    49.894881220    49.89000000       711,576       597,778
96.793.770-3   Ediciones Chiloe S.A.      Chile      Peso      1,570,146    50.000000000    50.00000000     1,390,352     1,593,478
96.826.870-8   Inmobiliaria Don Alberto   Chile      Peso          3,817    38.170000000    38.17000000            35         1,345
               S.A.
86.881.400-4   Envases CMF S.A.           Chile      Peso         28,000    50.000000000    50.00000000    32,696,734    29,887,536
0-E            Rayen Cura S.A.I.C         Argentina  Dollar    1,376,000    40.000000000    40.00000000    36,736,238    30,309,372
               TOTAL


                                                         Net                      Result of
                                                       Income                      Accrual                      VPP
                                              -------------------------------------------------------------------------------
   R.U.T.             COMPANY                 03-31-2003     03-31-2002   03-31-2003   03-31-2002    03-31-2003    03-31-2002
   -----              -------                 ----------     ----------   ----------   ----------    ----------    ----------

78.619.410-5   Cordillera Comunicaciones      -2,992,322   -4,937,344    -1,496,162    -2,468,670    70,993,766    78,442,471
               Holding
78.619.370-2   Cordillera Comunicaciones      -3,007,359   -4,962,153        -7,518       -12,405       356,753       394,182
               Ltda.
89.150.900-6   Vina Los Vascos S.A.              253,477       78,526       108,995        33,765     5,191,616     4,631,709
90.684.000-6   Editorial Zig-Zag S.A.            -61,764      -89,279       -30,817       -44,512       355,040       298,261
96.793.770-3   Ediciones Chiloe S.A.            -230,614     -115,139      -115,306       -57,570       695,176       796,740
96.826.870-8   Inmobiliaria Don Alberto S.A.           0       -1,584             0          -605            13           514
86.881.400-4   Envases CMF S.A.                  546,135      288,532       273,066       144,265    16,348,367    14,943,768
0-E            Rayen Cura S.A.I.C                417,772   -3,833,588       167,109    -1,533,435    14,694,495    12,123,749
               TOTAL                                                                                108,635,226   111,631,394

                                                       Income not               Book value of
                                                        Realized                  Investment
                                              -----------------------------------------------------
   R.U.T.             COMPANY                 03-31-2003    03-31-2002   03-31-2003     03-31-2002
   -----              -------                 ----------    ----------   ----------     ----------

78.619.410-5   Cordillera Comunicaciones
               Holding                                0         0        70,993,766      78,442,471
78.619.370-2   Cordillera Comunicaciones              0         0           356,753         394,182
               Ltda.
89.150.900-6   Vina Los Vascos S.A.                   0         0         5,191,616       4,631,709
90.684.000-6   Editorial Zig-Zag S.A.                 0         0           355,040         298,261
96.793.770-3   Ediciones Chiloe S.A.           -205,441  -245,256           489,735         551,484
96.826.870-8   Inmobiliaria Don Alberto S.A           0         0                13             514
86.881.400-4   Envases CMF S.A.                       0         0        16,348,367      14,943,768
0-E            Rayen Cura S.A.I.C                     0         0        14,694,495      12,123,749
               TOTAL                           -205,441  -245,256       108,429,785     111,386,138


                      15. Investments in other companies

Investments in other companies that totaled Th Ch$ 821,513 as of March 31, 2003 (Th Ch$1,485,663 in 2002) are shown on the following chart:


CRISTALERIAS DE CHILE S.A.


NOTE 15 - INVESTMENTS IN OTHER COMPANIES


                                                                                 Book Value
                                            Number of    Shareholding    ------------------------
   R.U.T.             Company Name           Shares      (Percentage)    03/31/2003    03-31-2002
   -----             -----------           ---------     ------------    ----------    ----------

96.895.100-9    Internet Holding S.A.         57,104          7.4200        220,982       882,815
0-E             Bazuca.com Inc.              266,500          7.8900        600,531       599,775
96.787.750-6    Metropolis Intercom S.A.           1          0.0000             0             22
96.806.690-0    Proser S.A.                       50          0.5000             0          3,051


                          16. Goodwill Amortization


NEGATIVE GOODWILL

Stock purchases made in different periods of S.A. Vina Santa Rita, Vina Los Vascos S.A., Ciecsa S.A., Ediciones Financieras S.A., Envases C.M.F. S.A., and Rayen Cura S.A.I.C. have produced negative goodwill whose net balance to be amortized as of March 31, 2003 totaled Th Ch 9,682,180 (Th Ch$ 9,061,628 in
2002).


POSITIVE GOODWILL

As of March 31, 2003 and 2002 the Company and subsidiaries do not present any balance for this item.

CRISTALERIAS DE CHILE S.A.


NOTE 15 - GOODWILL ON INVESTMENTS
NEGATIVE GOODWILL

                                                             03-31-2003                      03-31-2002
                                                   ----------------------------      --------------------------
   R.U.T.          Company Name                   Amount Amortiz.     Goodwill     Amount Amortiz.      Goodwill
                                                   this period        Balance       this period         Balance
   -----           ------------                    -----------       ---------     ------------       ---------

99.999.999-9     Rayen Cura S.A.                        82,424       5,439,971          77,156        5,400,920
86.547.900-K     S.A. Vina Santa Rita                   12,482         593,717          12,466          642,835
96.608.270-4     Ciecsa S.A.                            30,159       1,417,461          30,121        1,536,161
89.150.900-6     Vina Los Vascos S.A.                   22,181       1,206,742          22,171        1,294,832
90.684.000-6     Editorial Zig-Zag S.A.                  1,580         106,636           1,578          112,813
96.539.380-3     Ediciones Financieras S.A.                  0               0               0                0
79.952.350-7     Red Televisiva Megavision S.A.         13,250         917,653           1,899           74,067
                 TOTAL                                 162,076       9,682,180         145,391        9,061,628

                               17. Intangibles


INTANGIBLES

The following values are included in this item:

                                               Th Ch$            Th Ch$
                                                2003              2002
                                              --------           -------

Concession of Channel 9
frequency and regional network              10,129,861         10,117,120
Trademarks                                   1,593,224          1,513.773

TOTAL INTANGIBLES                           11,723,085         11,630,893
                                            ==========         ==========

ACCUMULATED AMORTIZATIONS

From Channel 9 Frequency                      (862,391)          (712,516)
From Trademarks                               (185,151)          (151,438)

TOTAL AMORTIZATIONS                         (1,047,542)          (863,954)
                                            ==========         ==========

                              18. Other (Assets)


Its composition is the following:


                                               Th Ch$             Th Ch$
                                                2003               2002
                                             ----------        ----------

Celulosa Arauco bonds (*)                    10,754,702         9,136,661
Price differential bond adquisition             170,716           267,297
Cash Reserve                                     16,597            45,500
Local programs to be exhibited over
a year from the present                               0           926,834
Foreign programs to be exhibited over
a year from the present                       1,351,598             6,301
Negative goodwill Bond Sale (Net)             2,414,627         1,074,155
Long-Term Tax VAT Vina Dona Paula               355,419                 0
Expenses of bond sales                        1,174,189           230,362
Prepaid Custom Duty Interests                         0           208.248
Share of Las Araucarias Golf Club                 2,495                 0
Others                                           95,116           221,409
                                             ----------        ----------

Total                                        16,335,459        12,116,767

                                             ==========        ==========

(*) Investments in Celulosa Arauco bonds equivalent to US$13,420,000 at an annual rate of 6.95% and maturity with on March 15, 2005, its valuation and registry is in line with Circular No 368 of the Securities and Insurance Comission, as a long-term fixed rate instrument.

Considering that there is the intention of maintaining the Celulosa Arauco and Constitucion S.A. bonds until their due date on March 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments.

       19. Short-term obligations with banks and financial institutions


A detailed list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 19-  SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS


                                                                    Type of Currency and Readjustment Index
                                                --------------------------------------------------------------------------------
                                                                                                                   Other Foreign
                                                        Dollars                 Euro                Yens             Currencies
                                                -----------------------    ----------------    ---------------     -------------
                   Bank or Financial                                       03-31-    03-31-    03-31-    3-31-
  R.U.T               Institution               03-31-2003   03-31-2002    2003      2002      2003      2002      03-31-2003
  -----            -----------------            ----------   ----------    -----     -----     -----     -----     ----------

Short term (code:  5.21.10.10)


0-E             Banco Regional de Cuyo                   0            0         0        0          0         0      9,827
97.036.000-K    Banco Santiago                           0            0         0        0          0         0          0
                Other                                    0            0         0        0          0         0          0
                TOTAL                                    0            0         0        0          0         0      9,827

                Amount capital due                       0            0         0        0          0         0          0

                Annual average interest rate     0.00        0.00          0.00      0.00     0.00       0.00      0.00

Long Term - Short Term (code:  5.21.10.20)
0-E             JP Morgan Chase Bank               445,743   19,554,244         0        0          0         0          0
97.036.000-K    Banco Santiago                           0            0         0        0          0         0          0
97.008.000-7    Citibank NA                      2,020,655    1,939,280         0        0          0         0          0
0-E             Banco Dresner                            0      997,950         0        0          0         0          0
0-E             Banco Argentaria                   267,739      249,150         0        0          0         0          0
97.018.000-1    Scotiabank                               0            0         0        0          0         0          0
97.006.000-6    Banco Credito e Inversiones              0            0         0        0          0         0          0
97.004.000-4    Banco Chile                              0            0         0        0          0         0          0
97.030.000-5    Banco Estado                             0            0         0        0          0         0          0
                Other                                    0            0         0        0          0         0          0
                TOTAL                            2,734,137   22,740,624         0        0          0         0          0

                Amount capital due               2,261,452   22,529,344         0        0          0         0          0
                Average annual interest rate   2.01        3.6             0.00      0.00     0.00       0.00      0.00
                       Percentage oblig. foreign curr. (%)     62.0000
                       Percentage oblig. foreign curr. (%)     38.0000



                                                     Type of Currency and
                                                      Readjustment Index
                                              ----------------------------------
                                              Other
                                              Foreign
                                              Currencies                U.F.                Non adjustable $              Total
                                              ---------- -----------------------  ------------------------  -----------------------
                   Bank or Financial
  R.U.T               Institution             03-31-2002 03-31-2003   03-31-2002  03-31-2003    03-31-2002  03-31-2003   03-31-2002
  -----            -----------------          ---------  ----------   ----------  ----------    ----------  ----------   ----------
Short term (code:  5.21.10.10)


0-E             Banco Regional de Cuyo          4,453           0            0           0             0       9,827         4,453
97.036.000-K    Banco Santiago                      0           0            0           0     1,048,086           0     1,048,086
                Other                               0           0            0           0             0           0             0
                TOTAL                           4,453           0            0           0     1,048,086       9,827     1,052,539

                Amount capital due              4,453           0            0           0     1,038,000           0     1,042,543

                Annual average interest rate  0.00       0.00        0.00         0.00        6.96

Long Term - Short Term (code:  5.21.10.20)
0-E             JP Morgan Chase Bank                0           0            0           0             0     445,743    19,554,244
97.036.000-K    Banco Santiago                      0     476,661    2,320,805           0             0     476,661     2,320,805
97.008.000-7    Citibank NA                         0           0            0           0             0   2,020,655     1,939,280
0-E             Banco Dresner                       0           0            0           0             0           0       997,950
0-E             Banco Argentaria                    0           0            0           0             0     267,739       249,150
97.018.000-1    Scotiabank                          0     421,201      447,928           0             0     421,201       447,928
97.006.000-6    Banco Credito e Inversiones         0     168,462      170,348           0             0     168,462       170,348
97.004.000-4    Banco Chile                         0     307,485      218,186           0             0     307,485       218,186
97.030.000-5    Banco Estado                        0           0            0     268,804             0     268,804             0
                Other                               0           0            0           0             0           0             0
                TOTAL                               0   1,373,809    3,157,267     268,804             0   4,376,750    25,897,891

                Amount capital due                  0   1,310,821    3,032,956     264,374             0   3,836,647    25,562,300
                Average annual interest rate    0.00     3.79         7.28      4.94              0.00


                        20. Other Current Liabilities


As of March 31, 2003 and 2002 , there is a balance Th Ch$ 1,112,135 and Th Ch$ 4,157,764 respectively in other current liabilities, corresponding to a difference in favor of financial institutions for future contracts in foreing currency subscribed by the Company, S.A. Vina Santa Rita and Ciecsa S.A.

       21. Long-term obligations with banks and financial institutions


The obligations with banks and financial institutions are presented on the charts attached.

CRISTALERIAS DE CHILE S.A.
NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

                           Institution                                                  Years to Maturity
                             Bank or              Currency     More than 1     More than 2   More than 3   More than 5
                            Financial            adjustment      up to 2         up to 3       up to 5      up to 10
     R.U.T.                Institution             index
                                                                 Thou Ch$       Thou Ch$      Thou Ch$      Thou Ch$
     ------                -----------           ----------      --------       --------      --------      --------

0-E               J.P. Morgan Chase Bank        Dollars                     0             0    36,578,000       0
90.008.000-K      Citibank N.A.                 Dollars             1,996,318             0             0       0
97.018.000-1      Banco Scotiabank              UF                    402,772       402,772       805,544       0
97.006.000-6      Banco Credito e Inversiones   UF                    167,836       167,836             0       0
97.004.000-5      Banco Chile                   UF                  1,211,029             0             0       0
0-E               Banco Argentaria              Dollars               267,739             0             0       0
0-E               Banco Regional de Cuyo        Other                  26,379        22,190        12,229       0
                                                currency
97.030.000-7      Banco Estado                  Non-adjustment        409,851       132,188       264,375       0
97.036.000-K      Banco Santiago                UF                    454,276       454,276       681,414       0
                  Total                                             4,936,200     1,179,262    38,341,562       0


Percentage of obligations in foreign currency                        87.0000%
Percentage of obligations in local currency                          13.0000%

                           Institution            Years to Maturity             Closing date               Closing date
                                                                               Current period             Previous period
                           -----------            -----------------            --------------             ---------------
                         Bank or                  More than 10 years      Total Long-        Annual          Total Long-
                        Financial                Amount        Period    Term at closing     average       Term at closing
     R.U.T.            Institution               ------        ------     of Financial      interest        of Financial
                                                Thou Ch$                   Statements         rate           Statements
     ------            -----------              --------                   ----------         ----           ----------

0-E               J.P. Morgan Chase Bank            0              0       36,578,000             2.675     48,630,300
90.008.000-K      Citibank N.A.                     0              0        1,996,318              1.95      3,719,624
97.018.000-1      Banco Scotiabank                  0              0        1,611,088       TAB 180+2.0      2,017,409
97.006.000-6      Banco Credito e Inversiones       0              0          335,672        TAB 90+2.0        504,393
97.004.000-5      Banco Chile                       0              0        1,211,029       TAB 180+2.0      1,499,605
0-E               Banco Argentaria                  0              0          267,739            4,4525        502,288
0-E               Banco Regional de Cuyo            0              0           60,798              1.60         59,212

97.030.000-7      Banco Estado                      0              0          806,414              4.64              0
97.036.000-K      Banco Santiago                    0              0        1,589,966       TAB 180+1.8              0
                  Total                             0                      44,457,024                       56,932,831


             22. Short and long-term obligations with the public
                         (promissory notes and bonds)

The short-term balance as of March 2003 was Th Ch$ 1,323,579, of which Th Ch$1,109,212 corresponding to accrued interests and ThCh$ 214,367 to principal of bonds series A issued by S.A. Vina Santa Rita.

As of March 31, 2003, there were long-term obligations with the public for Th Ch$ 88,953,080, of which Th Ch$ 68,812,760 correspond to bonds issued in UF's by the Company of series C1, C2, D1, D2; and Th Ch$ 20,140,320 correspond to bonds issued by Vina Santa Rita in UF of series A, C and D.

As of March 31, 2002 there was a balance of Th Ch$ 583,574 for the short-term and Th Ch$ 20,596,135 for the long-term corresponding to bonds issued by S.A. Vina Santa Rita.

This liability is shown in detail in the annex.

Cristalerias de Chile S.A.

NOTE 22: SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC (PROMISSORY NOTES AND BONDS)
         BONDS


       REGISTRATION OR                             CURRENT                                             INSTALLMENTS
      IDENTIFICATION No.                           DEPOSIT      INDEXING    INTEREST      FINAL     INTEREST       AMORTIZATION
        OF INSTRUMENT              SERIES        FACE VALUE   UNIT OF BOND    RATE      MATURITY     PAYMENT         PAYMENT
        -------------              ------        ----------   ------------    ----      --------     -------         -------

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                    C1 Interests             0         UF         4.75     07-15-2003    SEMI-ANNUAL    SEMI-ANNUAL
296-09.07.02                    C2 Interests             0         UF         4.75     07-15-2003    SEMI-ANNUAL    SEMI-ANNUAL
296-09.07.02                    D1 Interests             0         UF         5.80     07-15-2003    SEMI-ANNUAL    SEMI-ANNUAL
296-09.07.02                    C2 Interests             0         UF         5.80     07-15-2003    SEMI-ANNUAL    SEMI-ANNUAL
144-12.07.91                         A              12,500         UF         6.70     06-01-2003    SEMI-ANNUAL    SEMI-ANNUAL
241-15.12.00                    C1 Interests             0         UF         6.25     06-01-2003    SEMI-ANNUAL    SEMI-ANNUAL
241-15.12.00                    D1 Interests             0         UF         6.25     06-01-2003    SEMI-ANNUAL    SEMI-ANNUAL
241-15.12.00                    C2 Interests             0         UF         6.25     06-01-2003    SEMI-ANNUAL    SEMI-ANNUAL
TOTAL CURRENT PORTION

LONG-TERM BONDS
296-09.07.02                         C1          1,500,000         UF         4.75     07-15-2008    SEMI-ANNUAL    SEMI-ANNUAL
296-09.07.02                         C2            500,000         UF         4.75     07-15-2008    SEMI-ANNUAL    SEMI-ANNUAL
296-09.07.02                         D1          1,900,000         UF         5.80     07-15-2023    SEMI-ANNUAL    SEMI-ANNUAL
296-09.07.02                         D2            200,000         UF         5.80     07-15-2023    SEMI-ANNUAL    SEMI-ANNUAL
144-7.12.91                          A                   0         UF         6.70     06-01-2003    SEMI-ANNUAL    SEMI-ANNUAL
241-15.12.00                         C1            200,000         UF         6.25     12-15-2005    SEMI-ANNUAL    SEMI-ANNUAL
241-15.12.00                         D1            100,000         UF         6.25     12-15-2021    SEMI-ANNUAL    SEMI-ANNUAL
241-15.12.00                         D2            900,000         UF         6.25     12-15-2021    SEMI-ANNUAL    SEMI-ANNUAL
LONG-TERM TOTAL




       REGISTRATION OR                                                               ISSUE
      IDENTIFICATION No.                                   PAR VALUE              IN CHILE OR
        OF INSTRUMENT              SERIES           03-31-2003     03-31-2002       ABROAD
        -------------              ------           ----------     ----------       ------

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                    C1 Interests         246,241               0        LOCAL
296-09.07.02                    C2 Interests          82,080               0        LOCAL
296-09.07.02                    D1 Interests         379,893               0        LOCAL
296-09.07.02                    C2 Interests          39,989               0        LOCAL
144-12.07.91                         A               214,367         223,905        LOCAL
241-15.12.00                    C1 Interests          60,168          59,945        LOCAL
241-15.12.00                    D1 Interests          30,084          29,972        LOCAL
241-15.12.00                    C2 Interests         270,757         269,752        LOCAL
TOTAL CURRENT PORTION                              1,323,579         583,574

LONG-TERM BONDS
296-09.07.02                         C1           25,175,400               0        LOCAL
296-09.07.02                         C2            8,391,800               0        LOCAL
296-09.07.02                         D1           31,888,840               0        LOCAL
296-09.07.02                         D2            3,356,720               0        LOCAL
144-7.12.91                          A                     0         420,330        LOCAL
241-15.12.00                         C1            3,356,720       3,362,634        LOCAL
241-15.12.00                         D1            1,678,360       1,681,317        LOCAL
241-15.12.00                         D2           15,105,240      15,131,854        LOCAL
LONG-TERM TOTAL                                   88,953,080      20,596,135


                        23. Provisions and Write-Offs

Provisions

The Company has short-term provisions of Th Ch$ 9,657,719 as of March 31, 2003, and Th Ch$ 10,529,408 in 2002.

Long-term provisions of Th Ch$ 6,063,280 and Th Ch$ 7,164,981 are recorded for the years 2003 and 2002 respectively.

In the attached chart a detail for provisioned amounts is shown.

Bad Debt Provisions:

The Company and S.A. Vina Santa Rita and Ciecsa S.A. have established a bad debt provision of Th Ch$ 649,839 and Th Ch$ 516,495, as of March of 2003 and 2002, respectively.

The companies charged Th Ch$ 7,961 to the provision in 2002.

This provision is deducted from the balance of Debtors from Sales and Documents and Notes Receivable.

Vacation Provision:

The Company and its subsidiaries have established provisions for the total cost of vacations pending as of March 31, 2003 and 2002, as established in Technical Bulletin No. 47 of the Accountants Association of Chile.

The net balance for this item is Th Ch$ 694,013 as of March 31, 2003 (Th Ch$ 652,891 in 2002).

Provision for Furnace Reconstruction:

This reserve is established throughout the useful life of the refractants of each smelting furnace so their repair will not distort the result of the fiscal year when the repairs are made.

The Company has established a provision in the amount of Th Ch$ 3,268,385 and Th Ch$ 4,581,603 as of March 31, 2003 and 2002, respectively.

CRISTALERIAS DE CHILE S.A.

NOTE 23:  PROVISIONS
                                               03-31-2003      03-31-2002
                                                Thou Ch$        Thou Ch$
Short Term
Commissions and Fees                            2,500,931         2,197,921
Furnace reconstruction                          1,170,334         1,157,401
Share of Board of Directors                     1,086,638           916,902
Legal holidays                                    694,013           652,891
Local and foreign suppliers                       728,114           499,976
Packing return to clients                       1,024,731         1,186,067
Spareparts reserve                                463,350           463,350
Insurance Policies                                      0           168,085
Advertising and marketing                         154,275           499,088
Copyright                                          29,895           278,535
Subsidiary Loss Provision                         464,977                 0
Severance payments                                171,373           143,925
Bonus Provision                                   133,484                 0
Exported products loss Provision                  109,734                 0
Reserve indirect cost                             334,781                 0
Grape harvest expenses                            370,398           474,164
Machinery repair                                        0         1,046,147
Other accounts payable provisioned                220,691           844,956

TOTAL Short term                                9,657,719        10,529,408

Long Term
Severance payment                               3,965,229         3,740,779
Furnace reconstruction                          2,098,051         3,424,202

TOTAL Long term                                 6,063,280         7,164,981

                             24. Severance Payment

The provision for severance payments to personnel is included at its current value, as expressed in note 2 t).

As oF March 2003 the provision amounts to Th Ch$ 4,136,602 (Th Ch$ 3,884,704 in 2002).

As of March 31, 2003, the Company has made severance payments of Th Ch$ 802 (Th Ch$ 21,737 in 2002) chargeable against the provision.

                        25. Other long-term liabilities

As of March 31, 2003 and 2002 there are no balances for this item.

                            26. Minority interest

The subsidiaries that generate minority interests as of March 31, 2003 and 2002 are shown in the following chart:

CRISTALERIAS DE CHILE S.A.
NOTE 26:  MINORITY INTEREST

                                                   NET WORTH                     RESULTS                 SHAREHOLDING
                                                   ---------                     -------                 ------------
                                             Th Ch$        Th Ch$         Th Ch$         Th Ch$          %          %
                                             ------        ------         ------         ------         ---        ---
                                              2003          2002           2003           2002         2003        2002
                                              ----          ----           ----           ----         ----        ----

S.A.Vina Santa Rita                        37,208,571    33,848,807      (553,717)      (484,158)      45.90      45.90
CIECSA Consolidated                           257,393     2,077,046        12,698         52,558        1.73       1.79
Constructora Apoger S.A.                        1,172         9,906            61            105       20.00      20.00
Cristalchile Comunicaciones S.A.                1,412         1,560            30             48        0.01       0.01

TOTAL                                      37,468,548    35,937,319      (540,928)      (431,447)

                             27. Changes in Equity

a.  Activity in 2003 and 2002

The activity of the capital and reserve accounts in the fiscal years ended in March 31, 2003 and 2002, are shown in the attached charts.

b.  Other Reserves

The detail of this item is as follows:

                                                      2003               2002
                                                      ----               ----
                                                      ThCh$              ThCh$
                                                      -----              -----

Future capital increases                            4,464,029         4,251,548
Reserve for adjustment of value of fixed assets     1,694,196         1,898,932
Adjustment for conversion difference in
investment  in Rayen Cura S.A.I.C.                  4,099,356         2,380,773
Difference VPP Sodex                                 (217,173)         (216,900)
                                                   ----------         ---------

TOTAL OTHER RESERVES                               10,040,408         8,314,353
                                                   ==========         =========

CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN EQUITY

      ITEM                                        Paid-in    Reserve capital   Premium in      Other          Reserve
                                                  Capital      revaluation   sale of shares   Reserves    Future Dividends
                                                  -------      -----------   --------------   --------    ----------------

Balances as of 03/31/2003
Initial balance                                  64,749,257            0       27,598,393     9,713,099      114,912,655
Distribution result previous fiscal year                  0            0                0             0                0
Final dividend previous fiscal year                       0            0                0             0                0
Capital increases with cash stock issue                   0            0                0             0                0
Reserves and/or Profits Capitalization                    0            0                0             0                0
Development period Accumulated deficit                    0            0                0             0                0
Accumulated conversion difference adjustment              0            0                0       278,744                0
Owner's equity Revaluation                                0      323,746          137,992        48,565          574,563
Fiscal Year Result                                        0            0                0             0                0
Provisional Dividends                                     0            0                0             0                0
Final balances as of 3/31/2003                   64,749,257      323,746       27,736,385    10,040,408      115,487,218
Initial balance as of 03/31/2002                 62,863,356            0       26,794,558     7,942,919      102,798,113
Distribution result previous fiscal year                  0            0                0             0                0
Final dividend previous fiscal year                       0            0                0             0                0
Capital increases with cash stock issue                   0            0                0             0                0
Reserves and/or profit Capitalization                     0            0                0             0                0
Development period accumulated deficit                    0            0                0             0                0
Accumulated conversion difference adjustment              0            0                0        98,828                0
Owner's equity revaluation                                0     -251,453         -107,180       -31,773         -411,190
Fiscal Year Result                                        0            0                0             0                0
Provisional Dividends                                     0            0                0             0                0
Final balances                                   62,863,356     -251,453       26,687,378     8,009,974      102,386,923
Updated Final Balances as of 03/31/2002          65,252,164     -261,008       27,701,498     8,314,353      106,277,626



      ITEM                                           Accumulated    Provisional       Devel.           Fiscal
                                                       Results       Dividends    Period Deficit    Year Result
                                                       -------       ---------    --------------    -----------

Balances as of 03/31/2003
Initial balance                                              0              0               0                0
Distribution result previous fiscal year            17,660,662              0               0                0
Final dividend previous fiscal year                 -3,303,936              0               0                0
Capital increases with cash stock issue                      0              0               0                0
Reserves and/or Profits Capitalization                       0              0               0                0
Development period Accumulated deficit                       0              0               0                0
Accumulated conversion difference adjustment                 0              0               0                0
Owner's equity Revaluation                              71,784              0               0                0
Fiscal Year Result                                           0              0               0        4,321,062
Provisional Dividends                                        0              0               0                0
Final balances as of 3/31/2003                      14,428,510              0               0        4,321,062
Initial balance as of 03/31/2002                             0              0        -123,129                0
Distribution result previous fiscal year            17,770,611              0               0                0
Final dividend previous fiscal year                 -4,657,728              0               0                0
Capital increases with cash stock issue                      0              0               0                0
Reserves and/or profit Capitalization                        0              0               0                0
Development period accumulated deficit                       0              0                                0
Accumulated conversion difference adjustment                 0              0               0                0
Owner's equity revaluation                             -52,451              0             493                0
Fiscal Year Result                                           0              0               0          175,829
Provisional Dividends                                        0              0               0                0
Final balances                                      13,060,432              0        -122,636          175,829
Updated Final Balances as of 03/31/2002             13,556,728              0        -127,296          182,511


CRISTALERIAS DE CHILE S.A.
NOTE 27:  CHANGES IN EQUITY
NUMBER OF SHARES
                                                               No.
     SERIES                 No.               No.            SHARES
                          SHARES            SHARES        WITH VOTING
                        SUBSCRIBED           PAID            RIGHTS
                        ----------           ----            ------

     SINGLE             64,000,000        64,000,000       64,000,000



CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN EQUITY
CAPITAL (AMOUNT - TH CH$)

     SERIES                        SUBSCRIBED                    PAID-IN
                                     CAPITAL                     CAPITAL
                                     -------                     -------

     SINGLE                        64,749,257                  64,749,257

                  28. Other Non-Operating Income and Expenses

As of March 31, 2003 and 2002 the non-operating income totals Th Ch$ 137,520 and Ch$ 240,285 respectively.

Non-operating Expenditures were Th Ch$ 536,153 in 2003 and Th Ch$ 423,441 in
2002.

More detail is shown in the following chart.


CRISTALERIAS DE CHILE S.A.

NOTE 28:  OTHER NON-OPERATING INCOME AND EXPENSES

                                                  2003               2002
                                                  ----               ----
                                                 Th Ch$             Th Ch$
                                                 ------             ------
INCOME
Rentals                                          43,860             55,837
Tax exemptions                                    4,139             68,324
Indemnity for claims                                  0                250
Benefit Fontec Proyect                            5,443                  0
Amortization of non-realized profits             18,732              8,178
Sale of fixed assets                              4,041                  0
Sale of materials                                 4,753              7,047
Agricultural distribution                        20,846                  0
Other income                                     35,706            100,649
                                                 ------            -------

TOTAL NON-OPERATING INCOME                      137,520            240,285
                                                =======            =======


EXPENSES
Soap operas charge off                           32,376                  0
Frequency  and internet amortization             37,060             33,929
Professional advice                             194,021            197,325
Share of Board of Directors                      23,388             20,819
Contracts and contingencies                      45,527             62,271
Loss in sales of fixed assets                     2,373             14,797
Trademarks amortization                          13,074             12,298
Amortization managment expenses (long-term)      30,727                  0
Licenses                                          5,939                  0
Insurances                                       10,691              4,021
Severance payments                               21,311              5,827
Other expenses                                  114,693             72,154
                                                -------             ------

TOTAL NON-OPERATING EXPENSES                    531,180            423,441
                                                =======            =======

                  29. Adjustment for Price Level Restatements

As a result of the application of the adjustment for price level restatements as described in Note 2 e), there was a net credit to results in the 2003 fiscal year in the amount of Th Ch$ 156,293 and a net charge against results of Th Ch$ 161,546 in 2002.

Additional information organized by item on the Balance Sheet is shown in the following chart:

Cristalerias de Chile S.A.

NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS

                                        ADJUSTABILITY
ASSETS (DEBITS)/CREDITS                     INDEX     03-31-2003    03-31-2002
-----------------------                     -----     ----------    ----------

INVENTORY                                     CPI         87,714      -120,606
FIXED ASSETS                                  CPI        668,346      -527,798
INVESTMENTS IN RELATED COMPANIES              CPI      1,288,877      -410,979
MARKETABLE SECURITIES                         CPI         18,997       -13,575
TIME DEPOSIT                                  CPI              0             0
SHORT-TERM DEBTORS                            CPI        -22,518        -8,081
SHORT-TERM DEBTORS                            UF             809             0
ACCOUNTS RECEIVABLE RELATED COMPANIES         UF          51,766       -87,634
LONG-TERM DEBTORS                             UF             725          -252
OTHER NON-MONETARY ASSETS                     CPI        233,538      -396,773
EXPENSE AND COST ACCOUNTS                     CPI        238,627        -8,369

TOTAL (DEBITS)/CREDITS                                 2,566,881    -1,574,067

LIABILITIES (DEBITS)/ CREDITS

NET WORTH                                     CPI     -1,990,017       885,990
ACCOUNTS PAYABLE RELATED COMPANIES            UF              -5           155
BANK LOANS                                    CPI              0        97,494
BANK LOANS                                    UF          -3,965             0
SHORT-TERM RESERVES                           CPI        -11,709        -4,671
SHORT-TERM CREDITORS                          CPI              0             0
LONG-TERM BANK LOANS                          CPI              0       210,485
LONG-TERM BANK LOANS                          UF         -10,307             0
LONG-TERM RESERVES                            CPI        -20,061       -16,280
LONG-TERM CREDITORS                           CPI           -109           240
OBLIGATIONS WITH THE PUBLIC                   UF        -209,738        83,496
MINNORITY INTEREST                            CPI           -428             0
NON-MONETARY LIABILITIES                      CPI          1,954        66,665
NON-MONETARY LIABILITIES                      UF         -21,092             0
INCOME ACCOUNTS                               CPI       -145,111        88,947

TOTAL (DEBITS)/ CREDITS                               -2,410,588     1,412,521

(LOSS) PROFIT FROM ADJUSTMENT
  FOR CURRENCY DEVALUATION                               156,293      -161,546

                           30. Exchange Differences

There is a net credit to results in the 2003 fiscal year of Th Ch$ 1,661,984 and a net charge of Th Ch$ 9,713 in 2002 corresponding to exchange rate differences.

According to dispositions of Circular No. 1560 of the Securities and Insurance Comission, the net effect on results of the assets and liabilities in foreign currency without considering the effect of inflation of the local currency, is presented in this item.

More information is shown in the following chart:


Cristalerias de Chile S.A.

NOTE 30:  EXCHANGE DIFFERENCES

      ITEM                                CURRENCY                 AMOUNT
                                                        03-31-2003    03-31-2002

CURRENT ASSETS                        DOLLARS            150,763        208,463
CURRENT ASSETS                        OTHER CUR.         -35,202          7,457
MARKETABLE SECURITIES                 DOLLARS            974,083              0
CLIENTS                               DOLLARS            234,582         82,348
CLIENTS                               OTHER CUR           35,503        -10,407
TIME DEPOSITS                         DOLLARS           -102,492        -10,477
INVENTORY                             DOLLARS            150,432           -253
INVENTORY                             OTHER CUR                0             -6
INVESTMENT IN  BOND                   DOLLARS            231,941              0
FUTURE CONTRACT EFFECT                DOLLARS          1,304,942              0
INFLATIONARY EFFECT                   DOLLARS           -170,436              0
OTHER ASSETS                          DOLLARS              2,196         13,791
OTHER ASSETS                          OTHER CUR.           4,190          2,767

TOTAL (DEBITS) CREDITS                                 2,780,502        293,683

SHORT TERM BANK CREDITS               DOLLARS                  0       -175,476
ACCOUNT PAYABLE                       DOLLARS                  0              -
DOCUMENTS PAYABLE                     DOLLARS            -61,673        -58,382
DOCUMENTS PAYABLE                     OTHER CUR.         -15,647         13,709
MISCELLANEOUS CREDITORS SHORT TERM    DOLLARS            -40,833           -410
SHORT TERM PROVISIONS                 DOLLARS            -58,122         -1,552
LONG TERM BANK CREDITS                DOLLARS           -647,500        -81,974
MISCELLANEOUS CREDITORS LONG TERM     DOLLARS            -31,512         -4,285
LONG TERM PROVISIONS                  DOLLARS            -28,590         -4,776
OTHER LONG-TERM  LIABILITIES          DOLLARS           -205,311        -10,307
OTHER LONG-TERM  LIABILITIES          OTHER CUR.         -29,330         20,057

TOTAL (DEBITS) CREDITS                                -1,118,518       -303,396

(LOSS) PROFIT FROM RATE OF EXCHANGE DIFFERENCE         1,661,984         -9,713

                            31. Extraordinary Items

The Company does not record extraordinary items for the period January-March 2003 and 2002.

                32. Stock and bond issue and placement expenses

The Company and S.A.Vina Santa Rita effected bond placements in August 2002 and March 2001, respectively, which produced placement expenses that as of March 31, 2003 totaled Th Ch$ 3,951,054 (Th Ch$ 270,239 in 2002)

The charge against results for the amortization of these expenses is Th Ch$ 90,829 in 2003 (Th CH$ 11,253 in 2002), and is done according to each series' maturity.

                            33. Cash Flow Statement

CASH FLOW STATEMENT

The values included in MISCELLANEOUS on the Cash Flow Statement are detailed in the following table:

CRISTALERIAS DE CHILE S.A. and sbsidiaries

CASH FLOW STATEMENT

1.  The following details the item OTHERS:

                                                         2003             2002
                                                        Th Ch$           Th Ch$
                                                        ------           ------
541.11.40     Other Income Received

              Recover VAT exportation                   114,352           94,478
              Discount for paid of customs duties             0          210,581
              Offices and establishments rental          12,779                0
              Income Tax redemption                     133,416                0
              Franquicia Taxable                          4,139           68,324
              Other income                              124,311           48,719

                         Total                          388,997          422,102


541.11.80     Other expenses paid

              Exchange difference                       168,532           64,903
              Donations                                   7,770           19,569
              Advice Services                            34,470           18,118
              Severance payments                         21,311            5,827
              Shareholder's bonds                        23,388                0
              Other expenses                            211,683          166,236

                         Total                          467,154          294,654


541.13.30     Other investment income

              Maturity of future contracts            1,762,160        1,899,192

                         Total                        1,762,160        1,899,192


541.13.65     Other investment disbursements

              Purchase of shares                         11,680                0
              Future contracts                                0          349,475

                         Total                           11,680          349,475

Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:

              ITEM                                Amount Th Ch $        Due Date

              Dividend 153                            5,526,400         April-03
              Amounts payable investment              1,748,597         April-03
              Amounts payable investment                110,808          Mayo-03

              TOTAL                                   7,385,805

                           34. Derivative Contracts

FUTURE CONTRACTS IN FOREIGN CURRENCY

The parent company and its subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. have signed future sales contracts in foreign currency of Th US$ 131,200 in 2003 (Th US$ 137,800 in 2002) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.

Additional information is presented on the attached chart listed in the order of each quarterly expiration period.

CRISTALERIAS DE CHILE S.A.
NOTE 34: DERIVATIVE CONTRACTS

                                            MATURITY OR                      DESCRIPTION OF CONTRACTS                   VALUE OF
   TYPE OF      TYPE OF      VALUE OF        EXPIRATION         SPECIFIC      PURCHASE/     PROTECTED ITEM OR           PROTECTED
 DERIVATIVE    CONTRACT      CONTRACT           DATE              ITEM      SALE POSITION      TRANSACTION                ITEM
 ----------    --------      --------           ----              ----      -------------      -----------                ----
                                                                                           NAME         AMOUNT
                                                                                           ----         ------

     FR           CI        5,496,858        SECOND 2003       EXCH RATE         P           -                 -                -
     FR           CI       50,709,306         THIRD 2003       EXCH RATE         P           -                 -                -
     FR           CI       23,075,018        FOURTH 2003       EXCH RATE         P           -                 -                -
     FR          CCPE         742,140         FIRST 2004       EXCH RATE         P      DOLLAR LOAN      742,140          731,560
     FR          CCPE         742,140         FIRST 2004       EXCH RATE         P      DOLLAR LOAN      742,140          731,560
     FR          CCPE       2,276,250         THIRD 2003       EXCH RATE         P      DOLLAR LOAN    2,276,250        2,194,680
     FR          CCPE       1,491,200         THIRD 2003       EXCH RATE         P      DOLLAR LOAN    1,491,200        1,463,120
     FR           CI        1,513,580         THIRD 2003       EXCH RATE         P           -                 -                -
     FR           CI        1,513,580         THIRD 2003       EXCH RATE         P           -                 -                -
     FR           CI        1,442,580        FOURTH 2003       EXCH RATE         P           -                 -                -
     FR           CI          721,290        FOURTH 2003       EXCH RATE         P           -                 -                -
     FR           CI        1,456,920        FOURTH 2003       EXCH RATE         P           -                 -                -
     FR           CI        1,456,920        FOURTH 2003       EXCH RATE         P           -                 -                -
     FR           CI          721,290        FOURTH 2003       EXCH RATE         P           -                 -                -
     FR           CI          643,830        SECOND 2003       EXCH RATE         P           -                 -                -
     FR           CI          353,270        FOURTH 2003       EXCH RATE         P           -                 -                -
     FR           CI          353,270        FOURTH 2003       EXCH RATE         P           -                 -                -
     FR           CI          445,854        FOURTH 2003       EXCH RATE         P           -                 -                -


                                            MATURITY OR                      ACCOUNTS AFFECTED
   TYPE OF      TYPE OF      VALUE OF        EXPIRATION    ASSETS/LIABILITIES                  EFFECT ON RESULT
 DERIVATIVE    CONTRACT      CONTRACT           DATE             NAME          AMOUNT       REALIZED    NOT REALIZED
 ----------    --------      --------           ----             ----          ------       --------    ------------

     FR           CI        5,496,858        SECOND 2003        ASSETS         375,938        375,938        -
     FR           CI       50,709,306         THIRD 2003      LIABILITIES      938,830        938,830        -
     FR           CI       23,075,018        FOURTH 2003      LIABILITIES      334,902        334,902        -
     FR          CCPE         742,140         FIRST 2004      LIABILITIES       11,760          1,180        -
     FR          CCPE         742,140         FIRST 2004      LIABILITIES       11,777          1,197        -
     FR          CCPE       2,276,250         THIRD 2003      LIABILITIES       78,668          2,978        -
     FR          CCPE       1,491,200         THIRD 2003      LIABILITIES       43,622            438        -
     FR           CI        1,513,580         THIRD 2003      LIABILITIES       52,445         52,445        -
     FR           CI        1,513,580         THIRD 2003      LIABILITIES       52,175         52,175        -
     FR           CI        1,442,580        FOURTH 2003        ASSETS          15,320         15,320        -
     FR           CI          721,290        FOURTH 2003        ASSETS           6,473          6,473        -
     FR           CI        1,456,920        FOURTH 2003        ASSETS           3,107          3,107        -
     FR           CI        1,456,920        FOURTH 2003        ASSETS           3,671          3,671        -
     FR           CI          721,290        FOURTH 2003        ASSETS           7,534          7,534        -
     FR           CI          643,830        SECOND 2003        ASSETS          72,310         72,310        -
     FR           CI          353,270        FOURTH 2003        ASSETS          11,268         11,268        -
     FR           CI          353,270        FOURTH 2003        ASSETS          11,268         11,268        -
     FR           CI          445,854        FOURTH 2003      LIABILITIES        8,702          8,702        -


                      35. Contingencies and Restrictions

CONTINGENCIES AND COMMITMENTS

As of March 31, 2003, there is a guarantee delivered in the amount of Th Ch$ 18,601,404 (Th Ch$ 15,610,022 in 2002), according to the detail in the attached chart.


LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of March 31, 2003 and 2002 there are pending lawsuits and other legal actions corresponding to the subsidiary Red Televisiva Megavision, which are presented in the annexed chart.


RESTRICTIONS


I) SYNDICATED LOAN

In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 50 million, the following specific financial obligations exist:

a)  TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Capitalization Ratio to exceed the 0.45 to 1.0 ratio at any time.

Capitalization is defined as the sum of Net Worth plus minority interests plus total consolidated debt.

b)  TOTAL CONSOLIDATED DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Consolidated Net Debt to EBITDA relation to exceed the 2.5 to 1.0 ratio at any time.

Consolidated EBITDA is defined as the sum of operating income plus depreciation and amortization, plus non-cash charges (as long as they have been deduced when determining operating income) and cash income for interest minus non-cash credits (as long as they have been aggregated when determining the operating income), in each case for each period.

c)  INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than 4.0 at any time from January 1st, 2003 onwards.

Interest coverage at the date of determination is defined as the ratio of non-consolidated EBITDA for the four consecutive quarters that end on, or most recently ended before, that date and interest expenses for that period.

d)  NET EQUITY

Cristalerias de Chile S.A. will maintain a minimum amount of  UF 10,000,000.

Cristalerias de Chile S.A. complies with 100% of restrictions agreed with the creditor banks.


II) BOND ISSUE

The bond issue contract signed on May 29, 2002 with Banco Chile as the bond owner's representative, established the following obligations among others:

 a)      Financial Indicators
         Individual Balance:        Indebtedness not higher than 1.2 times.
         Consolidate Balance:       Indebtedness not higher than 1.4 times.

 b)      Insurances for fixed assets of the Company and its subsidiaries.

 c)      Other minor restrictions related with the  bond issue contract.

Cristalerias de Chile S.A. complies with 100% of restrictions agreed with the bonds creditors.

OTHER CONTINGENCIES

As of March 31, 2003 and 2002, management is not aware of any other material contingencies that could affect the Company.

CRISTALERIAS DE CHILE S.A.
NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES


                                                                                                           BALANCES PENDING
                                                                                                             PAYMENT AS OF
                                                                                 ASSETS COMMITTED             CLOSING DATE
  CREDITOR OF        DEBTOR                                        TYPE OF                     BOOK     OF FINANCIAL STATEMENTS
  GUARANTEE           NAME                       RELATIONSHIP     GUARANTEE      TYPE          VALUE    03/31/2003   03/31/2002
  ---------           ----                       ------------     ---------      ----          -----    ----------   ----------

EDIFICIO             CRISTALERIAS DE             COMMERCIAL       DEPOSIT        FLOOR         7,868          7,868        7,882
METROPOLIS AGF       CHILE S.A.

BANCO SANTANDER      RED TELEVISIVA
                     MEGAVISION                  COMMERCIAL       MORTGAGE       LAND      3,556,109      2,066,627    2,320,805

SCOTIABANK           RED TELEVISIVA MEGAVISION   COMMERCIAL        PLEDGE        TV EQUIP    291,538      2,032,289    2,465,337

BANCO CREDITO E      RED TELEVISIVA MEGAVISION   COMMERCIAL       MORTGAGE       TV EQUIP     95,858        504,134      674,742
INVERSIONES

SUNDRY CLIENTS       RED TELEVISIVA MEGAVISION   COMMERCIAL      ADVERTISING        0     12,454,210     10,141,256            0

GRUPO TELEVISA S.A.  RED TELEVISIVA MEGAVISION   COMMERCIAL        PLEDGE         SHARE    2,677,236      1,536,276            0



                                                                   RELEASE OF GUARANTEES
  CREDITOR OF        DEBTOR
  GUARANTEE           NAME                        03/31/2004   ASSETS  03/31/2005  ASSETS  03/31/2006  ASSETS
  ---------           ----                        ----------   ------  ----------  ------  ----------  ------

EDIFICIO             CRISTALERIAS DE                       0        0       7,868       0           0       0
METROPOLIS AGF       CHILE S.A.

BANCO SANTANDER      RED TELEVISIVA
                     MEGAVISION                       47,661        0     454,276       0     454,276       0

SCOTIABANK           RED TELEVISIVA MEGAVISION       421,205        0     402,772       0     402,772       0

BANCO CREDITO E      RED TELEVISIVA MEGAVISION       168,462        0     167,836       0     167,826       0
INVERSIONES

SUNDRY CLIENTS       RED TELEVISIVA MEGAVISION             0        0           0       0           0       0

GRUPO TELEVISA S.A.  RED TELEVISIVA MEGAVISION             0        0           0       0           0       0


CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES

                                                                                                              BALANCES PENDING
                                                                                                               PAYMENT AS OF
                                                                                    ASSETS COMMITTED            CLOSING DATE
  CREDITOR OF             DEBTOR                                     TYPE OF                     BOOK     OF FINANCIAL STATEMENTS
  GUARANTEE               NAME                     RELATIONSHIP     GUARANTEE      TYPE          VALUE    03/31/2003   03/31/2002
  ---------               ----                     ------------     ---------      ----          -----    ----------   ----------

     Societe des
   Participations
    Financieres et
    Industrielles        RAYEN CURA S.A.I.C.       AFFILIATE       SOLIDARY        0             0        3,371,028     3,921,547

Envases SMF guarantee    CRISTALERIAS DE           AFFILIATE       SOLIDARY        0             0          329,357             0
       P.I.A.S           CHILE S.A.



                                                                     RELEASE OF GUARANTEES


  CREDITOR OF             DEBTOR
  GUARANTEE               NAME                      03/31/2004   ASSETS   03/31/2005   ASSETS     03/31/2006     ASSETS
  ---------               ----                      ----------   ------   ----------   ------     ----------     ------

     Societe des
   Participations
    Financieres et
    Industrielles        RAYEN CURA S.A.I.C.        842,757          0      842,757       0      1,685,514          0

Envases SMF guarantee    CRISTALERIAS DE                  0          0            0       0        329,357          0
       P.I.A.S           CHILE S.A.


CRISTALERIAS DE CHILE S.A.
NOTE 35: Contingencies and Restrictions
Trials


     Court        Cause Rol No.       Origin              Procesal Stage                    Observations            Amount (Th Ch$)
     -----        -------------       ------              --------------                    ------------            ---------------

      12           3025-1997          Civil         Verdicted in first instance            Not provisioned             100,000
      16           4822-1999          Civil         Verdicted in first instance       Sight and Verdict pending         10,000
      2            2294-1999      Local police        Second instance pending         Sight and Verdict pending         3,500
      1            1242-2000          Labor            First instance pending         Sight and Verdict pending         10,000
      1            3538-2000          Labor            First instance pending         Sight and Verdict pending      Undetermined


                  36. Guarantees obtained from third parties

As of March 31, 2003 and 2002 the company has received guarantees from third parties that are shown below:


Item
                                                              2003         2002
                                                             ThCh$        ThCh$
                                                             -----        -----

Rental of Property BankBoston UF 367.69                          0        6,185
Rental of Property to Telecomunicaciones
Cono Sur Ltda. (UF 130)                                      2,182        2,186
Rental of Property Office 202 AGF Building (UF 365.9)        6,141        3,951
Rental of Property Office Metropolis (UF 189.2)              3,175            0
Rental of Property Office Banco Security                     5,102            0
Sight drafts suppliers                                       1,675        1,288
 Installation of Buin Tanks (Tersanoix S.A.)               155,111      161,006
Purchase of vine stem cuttings and plants (Intelmaq)        36,383       36,383
Underground materials storehouse Buin Salfa Montajes        33,044       33,044
                                                           -------      -------

                                                           242,813      244,043
                                                           =======      =======

                        37. Local and Foreign Currency

The following charts show the foreign currency balance as of March 31, 2003 and 2002.

Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY

ASSETS

     Items                         Currency                     Amount
                                                       03-31-2003     03-31-2002
                                                       ----------     ----------

Available funds                    Non-adjust. Ch$      1,147,522      1,951,185
                                   Other currencies         1,638              0
                                   Dollars                537,746        151,328
                                   Euros                  -50,428              0
                                   Argentine Peso          53,594          6,286
Time deposits                      Dollars              7,569,134     16,664,575
                                   Adjustable Ch$       2,911,930      4,393,294
                                   Non-adjust Ch$       8,934,092      3,130,234
Marketable Securities              Adjustable Ch$       3,830,015      3,388,219
                                   Dollars             64,662,708     10,339,303
                                   Non-adjust Ch$          26,535         81,720
Sales receivable                   Non-adjust Ch$      25,391,410     24,111,084
                                   Dollars              4,041,376      2,303,441
                                   Euros                1,945,188              0
                                   Other currencies     1,476,379      1,863,240
                                   Argentine Peso         217,092              0
Documents Receivable               Non-adjust. Ch$      3,829,140      4,789,186
                                   Dollars                      0          7,730
                                   Argentine Peso               0         14,572
Sundry Debtors                     Non-adjust. Ch$        343,016        361,207
                                   Adjustable Ch$         842,716        439,454
                                   Dollars                 42,905         30,222
                                   Argentine Peso          75,541         10,255
                                   Other currencies             0          2,519
Documentos and Accts. Receivable   Non-adjust. Ch$        214,311        203,981
                                   Adjustable Ch$         127,030        303,312
Inventory                          Adjustable Ch$      36,851,626     29,188,755
                                   Non-adjust. Ch$        278,848        141,181
                                   Dollars              3,230,256      2,584,389
                                   Argentine Peso         758,670        259,412
Taxes Receivable                   Non-adjust. Ch$        898,842      1,437,755
                                   Adjustable Ch$         145,935        661,780
                                   Dollars                  9,367              0
                                   Argentine Peso          75,186         51,825
Prepaid expenses                   Adjustable Ch$         992,818        718,553
                                   Non-adjust. Ch$        253,435        211,515
                                   Dollars                446,514        122,877
                                   Argentine Peso          21,304              0
Deferred Taxes                     Non-adjust. Ch$        675,273      1,349,049
                                   Adjustable Ch$         262,600              0
Other Current Assets               Non-adjust. Ch$      8,870,424      2,796,916
                                   Adjustable Ch$         331,541      9,105,997
                                   Dollars              7,722,423      5,928,321

FIXED ASSETS                       Adjustable Ch$     131,656,508    133,935,352

Investments in related companies   Adjustable Ch$     108,429,785     99,262,389
                                   Dollars                      0     12,123,749
Investments in other companies     Adjustable Ch$         821,513      1,485,663
Negative Goodwill                  Adjustable Ch$       4,242,209      3,660,708
                                   Non-adjust. Ch$      5,439,971      5,400,920
Long-term debtors                  Adjustable Ch$         184,616        218,843
Long-term documents receivable.    Adjustable Ch$           1,504          1,380
Intangibles                        Adjustable Ch$      11,723,085     11,630,893
Amortization                       Adjustable Ch$      -1,047,542       -863,954
Other                              Adjustable Ch$         937,165      1,349,740
                                   Non-adjust. Ch$        660,647         12,414
                                   Dollars             14,737,647     10,546,573
                                   Argentine Peso               0        208,040
Total Assets
                                   Non-adjust. Ch$     56,963,466     45,978,347
                                   Other currencies     1,478,017      1,865,759
                                   Dollars            103,000,076     60,802,508
                                   Euros                1,894,760              0
                                   Argentine Peso       1,201,387        550,390
                                   Adjustable Ch$     303,245,054    298,880,378

Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY
CURRENT LIABILITIES


ITEM                                   Currency                                           Up to 90 days
                                                                         03.31.2003                       03.31.2002
                                                                   Amount       Avg.Annual           Amount         Avg.Annual
                                                                  Thou Ch$       Int. Rate          Thou Ch$        Int. Rate
                                                                  --------       ---------          --------        ---------

Current Liabilities
Short-term obligations with banks      Adjust. Ch$                       0               0                  0            7.480
and financial institutions             Non-adjust. Ch$                   0               0          1,048,088            6.360
                                       Argentine Peso                2,457               0              4,451                0
Long-term obligations with banks       Adjust. Ch$                       0               0          2,397,894            7.480
and financial institutions             Dollars                     445,744               0         20,399,494            3.375
                                       Non-adjust. Ch$             134,403           2.450                  0                0
Long-term obligations with 1 year      Adjust. Ch$                   1,244            7.00                  0                0
maturity                               Dollars                      56,142          11.020            148,152            3.375
Obligations with the public            Adjust. Ch$                 962,571           6.250            223,904            6.250
Dividends payable                      Non-adjust. Ch$              78,554               0             70,475                0
Accounts payable                       Dollars                   1,079,577               0            864,305                0
                                       Non-adjust. Ch$          15,852,042               0          8,955,289                0
                                       Other currencies                  0               0             15,439                0
                                       Euros                             0               0              2,689                0
                                       Argentine Peso                    0               0             47,335                0
Documents Payable                      Adjust. Ch$                       0               0             57,042                0
                                       Dollars                   4,221,000               0          2,804,490                0
                                       Euros                       376,419               0            407,390                0
                                       Other currencies                  0               0            317,290                0
Sundry Creditors                       Non-adjust. Ch$             643,385               0            557,626                0
                                       Dollars                   2,306,722               0                  0                0
Provisions                             Adjust. Ch$                   3,030               0            140,123                0
                                       Non-adjust. Ch$           6,367,243               0          7,034,811                0
                                       Dollars                     757,812               0          1,483,421                0
                                       Argentine Peso               83,925               0              4,316                0
                                       Euros                       525,601               0                  0                0
                                       Other currencies            426,770               0            450,774                0
Withholdings                           Non-adjust. Ch$           1,766,542               0          2,075,454                0
Prepaid income                         Non-adjust. Ch$           2,534,105               0          1,736,381                0
Other Current Liabilities              Dollars                   1,112,135               0          4,123,801                0
                                       Non-adjust. Ch$                   0               0             33,963                0
    Docts and accts payable to rel co. Adjust. Ch$                  42,718           5.650            375,909            7.240
                                       Non-adjust. Ch$             168,234               0              3,768                0
                                       Dollars                           0               0                  0                0

Total Current Liabilities
                  -                    Adjust. Ch$               1,009,563        -                 3,194,872        -
                  -                    Non-adjust Ch$           27,544,508        -                21,515,855        -
                  -                    Argentine Peso               86,382        -                    56,102        -
                  -                    Dollars                   9,979,132        -                29,823,663        -
                  -                    Other currencies            426,770        -                   783,503        -
                  -                    Euros                       902,020        -                   410,079        -


ITEM                                                                                  90 Days to 1 Year
                                                                         03.31.2003                      03.31.2002
                                                                    Amount       Avg.Annual       Amount         Avg.Annual
                                       Currency                    Thou Ch$      Int. Rate       Thou Ch$        Int. Rate
                                       --------                    --------      ---------       --------        ---------

Current Liabilities
Short-term obligations with banks      Adjust. Ch$                        0              0               0            7.480
and financial institutions             Non-adjust. Ch$                    0              0               0                0
                                       Argentine Peso                 7,370              0               0                0
Long-term obligations with banks       Adjust. Ch$                1,373,808              0         759,373            7.480
and financial institutions             Dollars                    2,288,392          2.020       2,341,130            4.330
                                       Non-adjust. Ch$              134,403          2.450               0                0
Long-term obligations with 1 year      Adjust. Ch$                        0              0           3,097             7.00
maturity                               Dollars                      205,129          11.00         124,308            11.00
Obligations with the public            Adjust. Ch$                  361,008          6.250         359,670            6.250
Dividends payable                      Non-adjust. Ch$                    0              0               0                0
Accounts payable                       Dollars                    2,101,413              0         353,556                0
                                       Non-adjust. Ch$               94,640              0               0                0
                                       Other currencies                   0              0               0                0
                                       Euros                              0              0               0                0
                                       Argentine Peso                     0              0               0                0
Documents Payable                      Adjust. Ch$                   33,070              0          58,961                0
                                       Dollars                      164,108              0         367,360                0
                                       Euros                              0              0               0                0
                                       Other currencies                   0              0               0                0
Sundry Creditors                       Non-adjust. Ch$                    0              0               0                0
                                       Dollars                            0              0               0                0
Provisions                             Adjust. Ch$                  171,373              0         144,068                0
                                       Non-adjust. Ch$              151,631              0         114,493                0
                                       Dollars                    1,170,334              0       1,157,402                0
                                       Argentine Peso                     0              0               0                0
                                       Euros                              0              0               0                0
                                       Other currencies                   0              0               0                0
Withholdings                           Non-adjust. Ch$                    0              0               0                0
Prepaid income                         Non-adjust. Ch$                    0              0               0                0
Other Current Liabilities              Dollars                            0              0               0                0
                                       Non-adjust. Ch$                    0              0               0                0
    Docts and accts payable to rel co. Adjust. Ch$                        0              0         571,648            7.240
                                       Non-adjust. Ch$                    0              0               0                0
                                       Dollars                            0              0         343,899                0

Total Current Liabilities
                  -                    Adjust. Ch$                1,939,259       -              1,896,817        -
                  -                    Non-adjust Ch$               380,674       -                114,493        -
                  -                    Argentine Peso                 7,370       -                      0        -
                  -                    Dollars                    5,929,376       -              4,687,655        -
                  -                    Other currencies                   0       -                      0        -
                  -                    Euros                              0       -                      0        -

                                      76


Cristalerias de Chile S.A.
NOTE 37: LOCAL AND FOREIGN CURRENCY
LONG-TERM LIABILITIES CURRENT PERIOD  03-31-2003


ITEM                                                           1-3 Years                              3-5 years
                                                        Amount            Average             Amount           Average
                                  Currency             Thou Ch$         Interest Rate        Thou Ch$       Interest Rate
                                  --------             --------         -------------        --------       -------------

Obligations with Banks and        Dollars                  2,801,667           2.82        36,846,805              0
Financial Institutions            Argentine Peso              48,569              0            12,228              0
                                  Adjustable Ch$           4,117,845           3.79           629,910           3.79
Obligations with the public       Adjustable Ch$           3,356,720           6.09                 0              0
                                  Adjustable Ch$                   0              0                 0              0
Documents Payable                 Dollars                    113,392              0                 0              0
                                  Non-adjust. Ch$             14,102              0                 0              0
Docts Payable to related co.      Adjustable Ch$                   0              0                 0              0
Long-term creditors               Dollars                          0              0                 0              0
                                  Adjustable Ch$                   0              0                 0              0
Sundry creditors                  Adjustable Ch$               3,525              7                 0              0
                                  Dollars                  1,060,574          11.21             2,464          10.93
                                  Argentine Peso              21,370              0                 0              0
Long-term provisions              Dollars                  2,098,052              0                 0              0
                                  Adjustable Ch$           3,965,228              0                 0              0
Deferred taxes                    Non-adjust. Ch$          4,333,761              0                 0              0
                                  Adjustable Ch$                   0              0                 0              0

Total long-term liabilities
                -                 Dollars                  6,073,685              -        36,849,269              -
                -                 Argentine Peso              69,939              -            12,228              -
                -                 Adjustable Ch$          11,443,318              -           629,910              -
                -                 Non-adjust. Ch$          4,347,863              -                 0              -




ITEM                                                            5-10 Years                 More than 10 years
                                                           Amount        Average         Amount         Average
                                  Currency                Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
                                  --------                --------     -------------     --------     -------------

Obligations with Banks and        Dollars                        0              0              0              0
Financial Institutions            Argentine Peso                 0              0              0              0
                                  Adjustable Ch$                 0              0              0              0
Obligations with the public       Adjustable Ch$        33,567,200           4.75     16,783,600           6.05
                                  Adjustable Ch$                 0              0     35,245,560            5.8
Documents Payable                 Dollars                        0              0              0              0
                                  Non-adjust. Ch$                0              0              0              0
Docts Payable to related co.      Adjustable Ch$                 0              0              0              0
Long-term creditors               Dollars                        0              0              0              0
                                  Adjustable Ch$                 0              0              0              0
Sundry creditors                  Adjustable Ch$                 0              0              0              0
                                  Dollars                        0              0              0              0
                                  Argentine Peso                 0              0              0              0
Long-term provisions              Dollars                        0              0              0              0
                                  Adjustable Ch$                 0              0              0              0
Deferred taxes                    Non-adjust. Ch$                0              0              0              0
                                  Adjustable Ch$                 0              0              0              0

Total long-term liabilities
                -                 Dollars                        0              -              0              -
                -                 Argentine Peso                 0              -              0              -
                -                 Adjustable Ch$        33,567,200              -     52,029,160              -
                -                 Non-adjust. Ch$                0              -              0              -

Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY
LONG-TERM LIABILITIES PERIOD PREVIOUS  03-31-2002


ITEM                                                           1-3 Years                           3-5 years
                                                        Amount          Average             Amount           Average
                                  Currency             Thou Ch$       Interest Rate        Thou Ch$       Interest Rate
                                  --------             --------       -------------        --------       -------------

Obligations with banks            Dollars              4,221,912           4.32                   0               0
and financial institutions        Argentine Peso          59,212           5.26                   0               0
                                  Dollars             38,904,240          2.675           9,726,060               0
                                  Adjustable Ch$       3,214,444           7.48             806,963            7.48
Documents payable                 Adjustable Ch$          38,003              0                   0               0
Deferred Custom Duty              Dollars                407,458          11.06             763,323           11.06
Obligations with public           Dollars                420,340            6.3           3,362,634            6.29
Sundry creditors                  Adjustable Ch$           3,627              7               1,209               7
                                  Dollars                241,011             11               4,806              11
Long-term creditors               Adjustable Ch$          59,716              0                   0               0
                                  Dollars                173,066              0                   0               0
Long-Term provisions              Dollars              3,424,202              0                   0               0
                                  Adjustable Ch$       3,740,779              0                   0               0
Deferred taxes                    Adjustable Ch$       2,374,282              0                   0               0

Total long-term liabilities
                  -               Dollars             47,792,229              -          13,856,823               -
                  -               Argentine Peso          59,212              -                   0               -
                  -               Adjustable Ch$       9,430,851              -             808,172               -


ITEM                                                            5-10 Years                 More than 10 years
                                                           Amount         Average         Amount         Average
                                  Currency                Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
                                  --------                --------     -------------     --------     -------------

Obligations with banks            Dollars                     0              0                   0           0
and financial institutions        Argentine Peso              0              0                   0           0
                                  Dollars                     0              0                   0           0
                                  Adjustable Ch$              0              0                   0           0
Documents payable                 Adjustable Ch$              0              0                   0           0
Deferred Custom Duty              Dollars                     0              0                   0           0
Obligations with public           Dollars                     0              0          16,813,161        6.29
Sundry creditors                  Adjustable Ch$              0              0                   0           0
                                  Dollars                     0              0                   0           0
Long-term creditors               Adjustable Ch$              0              0                   0           0
                                  Dollars                     0              0                   0           0
Long-Term provisions              Dollars                     0              0                   0           0
                                  Adjustable Ch$              0              0                   0           0
Deferred taxes                    Adjustable Ch$              0              0                   0           0

Total long-term liabilities
                  -               Dollars                     0              -          16,813,161           -
                  -               Argentine Peso              0              -                   0           -
                  -               Adjustable Ch$              0              -                   0           -

                                 38. Penalties

The SVS and other administrative authorities have not imposed any penalties during the 2003 and 2002 fiscal years.

                             39. Subsequent Events

On April 15, 2003 the Regular General Shareholders Meeting reached the following agreements:

a) ANNUAL REPORT AND BALANCE AS OF DECEMBER 31, 2002

The Annual Report, balance and fiscal year income ended December 31, 2002 were approved.

b) DEFINITIVE DIVIDEND  No 153 DISTRIBUTION

The distribution of final dividend No. 153 of Ch$86.35 per share was approved. The dividend was paid to registered shareholders starting on April 28, 2003 through Banco Bice.

c) DIVIDEND POLICY

The Board approved to distribute 40% of the fiscal year net income and credit to reserve the remaining in order to maintain the Company's growth.

On the other hand the Board was authorized to grant interim dividends with charge to fiscal years' net income, and to distribute eventual dividends, with charge to future dividends fund, without having to summon a new general shareholders meeting. Such distribution would take place as long as the country's and the Company's economic situation would alow it.

d) BOARD ELECTION

An election of the Board was carried out, which is now integrated by: Mr. Ricardo Claro Valdes, Mr. Jaime Claro Valdes, Mr. Joaquin Barros Fontaine, Mr. Patricio Claro Grez, Mr. Gustavo de la Cerda Acuna, Mr. Cristian Eyzaguirre Johnston, Mr. Juan A. Figueroa Yavar, Mr. Patricio Garcia Dominguez, Mr. Baltazar Sanchez Guzman, and Mr. Alfonso Swett Saavedra.

In a Board sesion carried out following the shareholders meeting Mr. Ricardo Claro Valdes was appointed Chairman of the Company and Mr. Baltazar Sanchez Guzman was appointed Vice-Chairman of the Company.

e) EXTERNAL AUDITORS DESIGNATION

According to Art. No 52 of the law 18,046 the shareholders meeting appointed Ernest & Young Ltda., as external auditors for year 2003.

e) NEWSPAPER DESIGNATION

According to Art. No 59 of Public Companies, the newspaper in which shareholders meeting summons would be effected was designated. "El Diario Financiero" was designated for this effect.

g) BOARD COMMITTEE

In board session effected following the regular general shareholders meeting the board committee members were elected, according to Art. No 50 bis Act 18,046. The independent directors named were Mr. Joaquin Barros Fontaine and Mr. Patricio Claro Grez, and as a representative director of the controlling group Mr. Juan A. Figuieroa Yavar.

Since the date of the closing of financial statements and the date of issue of the present report no subsequent events that could significantly affect the Company's financial and economic situation have been registered.

S.A. VINA SANTA RITA

On April 11, 2003 the Regular General Shareholders Meeting was effected. The following agreements were reached:

The payment of final dividend No. 13 of Ch$3.05 per share corresponding to fiscal year 2002's net income was agreed, to be paid on April 28, 2003.

It was agreed to maintain the Board's compensation in force, and whichn is equivalent to 2% of net income, and which is distributable among the totality of the Board's members. The amount corresponding to the President will be twice the amount that will correspond to a Director with the same seniority.

Ernst&Young Servicios Profesionales de Auditorias y Asesorias Ltda., was appointed as external auditors, or in case of not being the former, Price Waterhouse or Deloitte & Touche. The Board is entitled to designate, among these, the external auditors to be hired depending on which one is the best economic alternative for Vina Santa Rita, and that at the same time at the date of hiring the auditing firm is registered under the Securities and Exchange Commission (SEC).

Fitch Chile Clasificadora de Riesgo Ltda. and Clasificadora de Riesgo Humphreys Ltda. were designated to classify the bonds issued by the Company.

In addition, it was agreed that the Company voluntarily maintains its shares classified, using for this effect the same companies used to classify its bonds.

It was agreed that announcements for Shareholders Meetings were made in "El Diario Financiero" newspaper, or if this is not possible, in the "La Segunda" newspaper.

It was agreed that at least 30% of net income would be distributed as dividends, either interim or final, as long as there are no accumulated losses.

It was agreed that 2UTM (Chilean Unidades Tributarias Mensuales), with a maximum of 10 UTM per month, would be paid as compensation for assitance to each session that the Committee realices, to each of the integrants assisting.

UF 586 per year were approved as budget for year 2003 to finance the Board Committee working expenses, including the honoraries of advisors that the Board might hire. In addition, the Board is entitled to designate supplementary funds if needed, informing about it in the next General Shareholders Meeting.

                    40. COMPANIES SUBJECT TO SPECIAL NORMS

Not applicable

                                41. ENVIRONMENT

As of March 31, 2003, no expenses have been recorded for this concept. Nevertheless, the Company, in line with its constant concern about the environment preservation effected investments for ThCh$163,452 as of March 31, 2002, to repair an electrostatic precipitator, whichs function is to filter gases emitted by our smelting processes. This makes it possible for the Company to ensure that it fulfills particulate matter discharge norms issued by the controlling agencies.

The subsidiary S.A. Vina Santa Rita has invested Th Ch$ 4,561 as of March 31, 2003 ( ThCh$2,399 in 2002) to comply with the ordinances and laws related to Industrial Process and Installations.

                            42. STOCK TRANSACTIONS

During 2003 and 2002 members of the Board, majority shareholders, related individuals and entities did not carry out stock transactions.

                       43. DISTRIBUTION OF SHAREHOLDERS

The distribution of shareholders as of March 31, 2003 and 2002 is the following:

                                 % of Shareholding           No. of Shareholders
TYPE OF SHAREHOLDER              2003         2002           2003           2002
-------------------              ----         ----           ----           ----

10% or more shareholding         34.03        34.03            1              1

Less than 10% shareholding
with investment equal to or
higher than 200 UF               65.82        65.81          261            261

Less than 10% shareholding
with investment lower than
200 UF                            0.15         0.16          815            831


TOTAL                           100.00       100.00        1,077          1,093

CONTROLLER OF
THE COMPANY                      52.14        52.14            3              3

                            44. BOARD REMUNERATIONS

During the first half of 2003 and 2002, Th Ch$ 1,086,756 and Th Ch$ 917,343 respectively were paid and provisioned for honoraries and participation according to the following detail:


                                                    2003           2002
                                                   ThCh$           ThCh$
                                                   -----           -----

Share of previous fiscal year profits             890,581         888,777
Provision of  fiscal year                         196,057          28,093
Fees paid                                             118             473
                                                ---------         -------

TOTAL                                           1,086,756         917,343
                                                =========         =======

                               45. TIME DEPOSITS


                                                    2003           2002
INSTITUTION                       CURRENCY          Th$            Th$
-----------                       --------          ----           ----

Banco de Santiago                    US$             73,355               0
Banco J.P. Morgan Chase Bank         US$            341,299               0
Banco Deutsche Bank Chile S.A.       US$          2,064,301               0
Banco Santander                      US$          2,423,315               0
Banco de Chile                       US$          2,606,863               0
Banco de Credito e Inversiones       US$                  0       5,926,878
Corp Banca                           US$                  0       2,103,330
Banco Santiago.                      UF                   0       1,120,897
HSBC Bank Chile                       $           2,910,728               0
Banco Santiago                        $                   0       5,478,252
Banco Scotiabank                      $           5,009,100       8,634,367
Banco de Chile                        $           3,001,203               0
Banco de Santander                    $             924,992         924,379
                                                 ----------      ----------

    TOTAL                                        19,415,156      24,188,103
                                                 ==========      ==========

                                RATIO ANALYSIS

CRISTALERIAS DE CHILE S.A.

RATIO ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND 2002

1.- CONSOLIDATED FINANCIAL INDICATORS

                                            03-31-2003    03-31-2002  12-31-2002
                                            ----------    ----------  ----------
LIQUIDITY
Current liquidity                times          3.94         2.07         4.51
Acid ratio                       times           3.1         1.48         3.61

INDEBTEDNESS
Leverage ratio                   times          0.82         0.68         0.80
Short-term debt                    %           24.90        41.30        21.30
Long-term debt                     %           75.10        58.70        78.70
Interest expenses coverage       times          4.43         1.78         4.81

ACTIVITY
Total assets                     MM Ch$      467,783      408,077      454,741
Investments                      MM Ch$        6,455        4,172       18,138
Disposal of property             MM Ch$          176            8          238
Inventory turnover               Times          n.a.         n.a.         n.a.
Inventory permanence              Days          n.a.         n.a.         n.a.

RESULTS
Sales                            MM Ch$       35,372       31,232      161,863
Cost of sales                    MM Ch$       22,553       19,660       95,252
Operating Income                 MM Ch$        7,435        6,711       41,818
Interest expenses                MM Ch$        1,713        1,277        6,874
Non-operating income (loss)      MM Ch$       (1,052)      (5,077)     (13,067)
E.B.I.T.D.A.                     MM Ch$       11,205        5,768       47,352
After-tax Income                 MM Ch$        4,321          183       17,749

Profitability
Return on equity                   %             1.8         0.08          7.9
Return on assets                   %             0.9         0.04          4.1
Return on operating assets         %             3.4         3.10         19.3
Profit per share                   $            67.5         2.85        277.3
Return on dividends                %             2.6         3.20          2.9


Current liquidity           Ratio of current assets to current liabilities.
Acid ratio:                 Ratio of uncommitted funds to current liabilities.
Debt ratio:                 Ratio of total current liabilities to net worth.
Interest Expenses Coverage: Result before taxes and interest divided by financial expenses.
Inventory turnover:         Ratio between sales cost of the period and average
                            inventory.
Inventory permanence:       Ratio between average inventory and sales cost of
                            the period, multiplied by 360 days.
E.B.I.T.D.A.:               Earnings before interest, taxes, depreciation and
                            amortization, and special items.
Return on dividends:        Sum of dividends paid in the last twelve months
                            divided by market price of stock at closing of period.

The main trends observed in fiscal year 2003 indicators are:


LIQUIDITY INDICES

An important increase in the index can be observed due to the payment of short-term bank debt, to the renegotiation of 50% of the syndicated loan, and that part of the funds obtained from the placement of bonds was invested in short-term financial instruments.

A slight decrease of the indeces is observed with respect to December, since there was an increase in short-term liabilities.

INDEBTEDNESS INDICES

Leverage increases with respect to March 2002, due to the placement of long-term bonds in August 2002, which increased liabilities, and that was partially compensated by the prepayment of US$50 million of the syndicated loan.

The distrubution between short and long-term debt shows a decrease in short-term debt due to financing decisions carried out in fiscal year 2002, that culminated with the restructuring of the syndicated loan.

The interest expenses coverage index slightly decreased with respect to the previous year due to higher interest expenses originated by the bond issue from the month of August 2002 onwards.


PROFITABILITY INDICES

The equity and asets profitability indices show an increase respect to the first quarter 2002, due to a higher net income in the present period, as a consequence of higher operating income from higher sales and a lower non-operating loss due to lower losses in subsidiaries.

The dividend return index shows a decrease due to the increase of the price of the Company's shares in the stock exchange value, and due to lower dividens paid during the last twelve months.

2.  DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS.

The financial statements as of March 31, 2003 have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, provisions, and technical revaluations. We believe the foregoing is a reasonable way to value the company's permanent investments.

As of March 31, 2003 there were financial investments in shares recorded according to their acquisition price of Ch$ 3,830 million, whose market value on the same date was Ch$ 5,802 million. Likewise, there are Ch$ 64,689 million recorded as fixed rate maketable securities recorded, whose market value reached Ch$ 65,122 million.

3.  RESULTS AS OF MARCH 2003

3a.  Consolidated Result

Cristalerias de Chile S.A. consolidates its results with Vina Santa Rita, CIECSA, Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Apoger.

Cristalerias' consolidated sales reached Ch$ 35,372 million, a 13.3% increase over 2002. This sales increase results from higher sales in the glass container business (11.4%), Santa Rita (12.8%) and CIECSA (15.0%). Consolidated operating income reached CH$ 7,435 million, a 10.8% increase, of which Ch$ 5,850 million corresponded to the glass container business and Ch$ 1,650 million to Santa Rita. CIECSA, in turn, registered a Ch$ 116 million operating loss.

Net profit was Ch$ 4,321 million, compared with Ch$ 183 million in 2002. This is mainly explained by better operting results loss at Cristalchile and Santa Rita, a lower non-operating loss due to better results at subsidiaries and higher income from exchange differences.

During 2003 the Company registered a lower non-operating loss of Ch$ 1,052 million, compared with a Ch$ 5,077 million non-operating loss in 2002. The Company recorded a lower net loss from subsidiaries that do not consolidate that went from Ch$ 3,939 million in 2002 to Ch$ 1,101 million in 2003 due to a lower loss in Cristalchile Comunicaciones (owner of 50% of Metropolis) and Cristalchile inversiones S.A. (owner of 40% of Rayen Cura). In addition, the Company registered a higher income from exchange diferences (Ch$ 1,662 million in 2003 v/s a Ch$ 10 million loss in 2002). The net loss from subsidiaries includes a Ch$ 1,034 million charge in 2003 (CH$ 1,041 million in 2002), corresponding to goodwill, which does not constitute cash flow.

The following analysis explains Cristalerias' result based on individual financial statements, as well as those of its main subsidiaries.

3b.  Individual Result

The Company had non-consolidated sales of Ch$17,448 million as of March 2003, which represents a 11.4% increase compared to the previous period. Volumes sold increased by 8.1%, reaching 58,267 tons. This volume level is mainly due to higher sales of bottles for the wine and non-returnable beer markets.

Operating income rose by 13.7%, reaching Ch$5,850 million due to a higher sales volume.

The Company's net income reached Ch$ 4,321 million, compared to Ch$ 183 million in 2002. This result is partially explained by a higher operating income, and mainly by the non-operating income, that passed from a Ch$4,112 million loss in 2002 to a Ch$499 million loss in 2003. During 2003 a higher income wqas registered from Cristalchile Inversiones, Vina Santa Rita and Envases CMF, a positive exchange rate difference of Ch$ 1,336 million and a lower loss in Cristalchile Comunicaciones (Ch$ 1,505 million in 2003 and Ch$ 2,482 million in 2002). Additionally, a higher loss was registered from CIECSA (Ch$ 437 million in 2003, Ch$ 256 million in 2002) and higher interest expenses that reached Ch$ 1,235 million (Ch$ 673 million in 2002).

3c.  Result in Subsidiaries

In 2003, Santa Rita's net income reached Ch$ 1,205 million, 14.2% over 2002. In the local market, the Company attained volumes that were 10.6% higher than in year 2002. Prices in this market dropped by 5.6% in real terms, as a result of increased competition and lower cost of musts. Sales in the local market increased by 4.5%. Volume sales in the export market increased by 4.0% due to higher sales to the Canadian and Latin American markets. During the period, exports represented 54.5% of total revenues in the amount of US$ 11 million. The operating income increased by 6.6%, reaching Ch$1.650 million, mainly as a result of the increase in volumes in the export and local markets and the depreciation of the Chilean Peso vs. the U.S. Dollar. The average price in dollars per case of Santa Rita for the export market was US$ 31.4, whereas the average price for the industry was US$23.5 per case. Santa Rita's non-operating income was Ch$24 million, compared to a Ch$271 million non-operating loss in 2002.

Red Televisiva Megavision, CIECSA's main subsidiary, registered a Ch$90 million operating loss, compared with an operating income of Ch$43 million in 2002, due to higher internal productions that resulted in increased costs. MEGA reached a 22.9% audience share during the period(21.7% in 2002)1. Net sales increased by 15.0% reaching Ch$ 4,329 million, due to an increase in live programming, which has resulted in higher audience levels. As of March 2003, MEGA had a net loss of Ch$248 million, compared to a loss of Ch$194 million in 2002. CIECSA had a Ch$445 million net loss, compared to a Ch$266 milllion net loss in 2002.

Envases CMF S.A. registered a Ch$545 million net income in 2003 compared with a Ch$292 million net income in 2002. The company increased net sales by 1.1%, reaching Ch$ 8,857 million during the quarter. Sales volume dropped by 2.5%, reaching 6,092 tons. Operating income reached Ch$1,174 million, 38.9% higher than in 2002, mainly explained by sales of better margin products as well as improved operating efficiencies. At the non-operating level the company passed from a Ch$544 million loss in 2002 to a loss of Ch$357 million in 2003.

In the cable TV business, Cristalchile Comunicaciones S.A. (99.99% owned by Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of 99.99% of Metropolis-Intercom S.A.

At March 31, 2003, Metropolis-Intercom S.A. registered sales of Ch$10,781 million compared with Ch$11,808 million during the same period the previous year. As of March 2003, Metropolis-Intercom had a net loss of Ch$1,973 million compared with a net loss of Ch$3,921 million in 2002. This result includes a depreciation charge of Ch$3.204 million (Ch$2,772 million in 2002) corresponding to the HFC network adquired in July 2000. The company ended the period with 240,000 subscribers, a 2,9% lower compared with the same date in 2002, due to a greater number disconnections due to the deteriorated domestic economic situation.

As a result of the abovementioned and the negative goodwill amortization charge through Cordillera Comunicaciones of Ch$1,034 million in the period (Ch$1,041 million in 2002), Cristalchile Comunicaciones recorded a net loss of Ch$1,505 million (net loss of Ch$2,482 million in 2002).

4.  CASH FLOW STATEMENT

Through January-March 2003, a total net positive flow of Ch$ 8,270 million was generated, which is explained by a positive flow generated by operating activities of Ch$ 14,616 million which were partially offset by a negative financing flow of Ch$ 2,155 million, and a negative flow of investment activities of Ch$4,191 million.

The operating flow corresponds basically to the collection of sales and financial interests and other income received that were reduced in part by payment to suppliers, taxes and interests.

The negative financing flow can be explained mainly by dividends paid by Ch$ 1,347 million and net loans for Ch$ 845 million.

The negative investment flow is mainly explained by the incorporation of fixed assets of Ch$ 7,065 million, which are financed with future purchase for Ch$ 1,762 million and redemption loans for Ch$ 969 million of related companies.

The foregoing results in an increase in the final balance of cash and cash equivalent, which passed from Ch$ 93,763 million as of December 31, 2002 to Ch$ 101,647 million as of March 31, 2003.

According to the current regulations of the SVS and the Association of Accountants of Chile, term deposits and agreements with due date less than 90 days have been considered cash and cash equivalent.

5.       INTEREST RATES AND EXCHANGE RATE RISK ANALYSIS

  o  INTEREST RATES

Cristalerias and its Subsidiaries are exposed to the risk of fluctuations in interest rates on its short-term and long-term debts. As of March 31, 2003 Short-Term and Long-Term bank liabilities and obligations with the public totaled Ch$ 139,120 million, which represents 29.7% of the Company's consolidated assets.

Bank credits totaled Ch$ 48,843 million, Ch$ 41,576 million of which correspond to credits in foreign currency agreed at variable rates related to the six-month Libor, Ch$ 6,121 million correspond to credits in pesos adjustable in unidades de fomento (indexed currency units) that are exposed to changes in the six-month TAB rate, and Ch$1,075 million correspond to credits in pesos at an annual rate of 4.94%. and Ch$71 million for credit in Argentine Pesos.

As of March 31, 2003, the Company had funds available of Ch$ 100,552 million invested in instruments at different time periods like term deposits, bonds, fixed-rate mutual funds and resale agreements. That amount does not include Bonds for Ch$9,988 million with maturity on September 15, 2005 and investment in shares for Ch$ 3,830 million.

The Company and its subsidiaries do not use secondary financial instruments at the present time to reduce risk in the event of fluctuations in interest rates. That policy will be studied permanently to evaluate the alternatives offered by the market.

  o  EXCHANGE RATE

The Company and its subsidiaries maintains liabilities in foreign currency for the equivalent to US$ 81.0 million, which represents 12.9% of its consolidated assets, and which include a long-term syndicated loan of US$ 50 million of the Parent Company and Long-Term bank credits in Vina Santa Rita of US$ 7.1 million.

As of March 31, 2003 the Company and its Subsidiaries maintain its investments in Dollars of US$ 122.7 million; in time deposits, bonds and fixed rate mutual funds. In addition it also has Dollar purchase future contracts of US$131.2 million.

On the other hand, aproximately 39% of the Company's consolidated sales are adjusted to the exchange rate variation. At the same time, consolidated costs in foreing currency represent aproximately 27% of total costs.

                                RELEVANT EVENTS

As of March 31, 2003 there have not been registered events in this item.




--------
1 Measured between 7:30 A.M. and 1:30 A.M. (i.e.:18 hours daily) from Monday through Sunday.

FECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00        Firm Name

                          CRISTALERIAS DE CHILE S.A.


1.01.04.00        Company RUT                             90331000-6



1.00.01.10        Starting date                           1/1/2003



1.00.01.21        Closing date                            3/31/2003



1.00.01.30        Type of Currency                        Chilean Pesos



1.00.01.40        Type of Financial Statements            Individual

                                    ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30        Type of Currency:  Thousands of Chilean Pesos
1.00.01.40   Type of Balance : Individual



ASSETS                                                  NOTE No.     03-31-03         03-31-02
------                                                  --------     --------         --------
5.11.00.00   TOTAL CURRENT ASSETS                                    111,227,932      64,324,831
             5.11.10.10  Cash                                            975,794       1,753,295
             5.11.10.20  Time deposits                     41         16,429,870      17,691,480
             5.11.10.30  Marketable securities (net)       4          59,218,019      13,782,202
             5.11.10.40  Debtors from sales (net)          5          15,630,357      14,457,887
             5.11.10.50  Documents receivable (net)        5           1,785,525       2,687,538
             5.11.10.60  Sundry debtors (net)              5             978,504         467,285
             5.11.10.70  Doc. & accts receivable           6           2,461,660       2,687,634
                         related Co.
             5.11.10.80  Inventories (net)                 7           5,944,490       6,280,535
             5.11.10.90  Recoverable taxes                 8             853,045       1,387,263
             5.11.20.10  Prepaid expenses                                398,419         261,627
             5.11.20.20  Deferred taxes                    8             474,170         748,117
             5.11.20.30  Other current assets              10-11       6,078,079       2,119,968
             5.11.20.40  Leasing contracts (net)                               0               0
             5.11.20.50  Leasing assets (net)                                  0               0
5.12.00.00   TOTAL FIXED ASSETS                                       72,895,740      74,262,839
             5.12.10.00  Land                              12          1,497,493       1,495,610
             5.12.20.00  High rises & infrastructure       12         22,076,137      17,490,948
             5.12.30.00  Machinery & equipment             12         85,435,389      93,388,850
             5.12.40.00  Other fixed assets                12         14,077,566       9,207,172
             5.12.50.00  Positive goodwill from
                         technical revaluation of fixed    12          7,675,631       8,566,806
                         assets
             5.12.60.00  Depreciation (minus)              12        (57,866,476)    (55,886,547)
5.13.00.00   TOTAL OTHER ASSETS                                      182,381,340     176,616,960
             5.13.10.10  Investment in related companies   14        144,225,456     143,385,736
             5.13.10.20  Investment in other companies                         0               0
             5.13.10.30  Negative goodwill                 16          2,011,178       2,178,997
             5.13.10.40  Positive goodwill (minus)                             0               0
             5.13.10.50  Long-term debtors                 5             161,203         186,310
             5.13.10.60  Doc. & accts receivable           6          22,598,303      21,253,711
                         related Co.
             5.13.10.65  Long-term deferred taxes                              0               0
             5.13.10.70  Intangibles                                           0               0
             5.13.10.80  Amortization (minus)                                  0               0
             5.13.10.90  Other                             18         13,385,200       9,612,206
             5.13.20.10  Long-term leasing
                         contracts (net)                                       0               0
5.10.00      TOTAL ASSETS                                            366,505,012     315,204,630


                                  LIABILITIES

1.00.01.30        Type of Currency:  Thousands of Chilean Pesos
1.00.01.40        Type of Balance : Individual



LIABILITIES                                                       NOTE No.     03-31-03        03-31-02
-----------                                                       --------     --------        --------

5.21.00.00   TOTAL CURRENT LIABILITIES                                         15,342,195      36,134,431
             5.21.10.10  Short-term oblig. Banks & Fin. Inst.                           0               0
             5.21.10.20  Short-term portion - Long-term
                         oblig. Banks & Financial Institutions       19           445,744      19,554,244
             5.21.10.30  Obligations with the public (notes)                            0               0
             5.21.20.40  Short-term portion oblig with public                     748,203               0
             5.21.10.50  Long-term oblig. due within 1 year                             0               0
             5.21.10.60  Dividends payable                                         77,453          69,650
             5.21.10.70  Accounts payable                                       2,127,914       1,893,690
             5.21.10.80  Notes payable                                          4,142,922       2,538,315
             5.21.10.90  Sundry creditors                                       1,357,827         494,856
             5.21.20.10  Notes & accts payable related Co.           6            146,591         263,104
             5.21.20.20  Provisions                                  23         4,653,758       6,690,113
             5.21.20.30  Withholdings                                             743,989         977,809
             5.21.20.40  Income tax                                                     0               0
             5.21.20.50  Earned income                                                  0               0
             5.21.20.60  Deferred taxes                                                 0               0
             5.21.20.70  Other current liabilities                   20           897,794       3,652,650
5.22.00.00   TOTAL LONG-TERM LIABILITIES                                      114,076,231      58,173,623
             5.22.10.00  Oblig with Banks & Financial                21        36,578,000      48,630,300
                         Inst.
             5.22.20.00  Long-term oblig with public                           68,812,760               0
                         (bonds)
             5.22.30.00  Long-term notes payable                                        0               0
             5.22.40.00  Long-term sundry debtors                                 242,381       1,230,497
             5.22.50.00  Long-term notes & accts.
                         payable related companies                   6                  0               0
             5.22.60.00  Long-term provisions                        23         6,063,280       7,164,981
             5.22.70.00  Long-term deferred taxes                    8          2,379,810       1,147,845
             5.22.80.00  Other long-term liabilities                                    0               0
5.23.00.00   MINORITY INTEREST                                                          0               0
5.24.00.00   TOTAL EQUITY                                                     237,086,586     220,896,576
              5.24.10.00  Paid-in capital                            27        64,749,257      65,252,164
              5.24.20.00  Reserve capital revaluation                27           323,746        (261,008)
              5.24.30.00  Premium in sale of own shares              27        27,736,385      27,701,498
              5.24.40.00  Other reserves                             27        10,040,408       8,314,353
              5.24.50.00  Retained earnings (addition of codes
                           5.24.51.00 to 5.24.56.00)                 27       134,236,790     119,889,569
                           5.24.51.00 Reserve future dividends       27       115,487,218     106,277,626
                           5.24.52.00 Accrued profits                27        14,428,510      13,556,728
                           5.24.53.00 Accrued losses (minus)                            0               0
                           5.24.54.00 Profit (loss) for the year     27         4,321,062         182,511
                           5.24.55.00 Prov. dividends (minus)                           0               0
                           5.24.56.00 Accr. deficit dev. period      27                 0        (127,296)

5.20.00.00  TOTAL LIABILITIES                                                 366,505,012     315,204,630


                               INCOME STATEMENT

2.02     INCOME STATEMENT

1.00.01.30       Type of Currency:  Thousands of Chilean Pesos
1.00.01.40       Type of Balance : Individual



INCOME STATEMENT                                           NOTE No.     03-31-03        03-31-02
----------------                                           -------      --------        --------

       5.31.11.00  OPERATING INCOME                                     5,849,682       5,143,933
           5.31.11.10  Gross Margin                                     7,085,487       6,220,996
                  5.31.11.11  Sales                                    17,448,464      15,663,733
                  5.31.11.12  Costs (minus)                           (10,362,977)     (9,442,737)
           5.31.11.20  Adm. & sales expenses (minus)                   (1,235,805)     (1,077,063)
       5.31.12.00  NON-OPERATING INCOME (LOSS)                           (499,176)     (4,111,732)
            5.31.12.10  Interest income                                   433,497         453,918
            5.31.12.20  Income from invmnts Rel. Co.          14        1,054,518         715,079
            5.31.12.30  Other non-operating income            28           89,874          95,958
            5.31.12.40  Loss invmnts Rel. Co. (-)                      (1,942,221)     (4,350,065)
            5.31.12.50  Amortization neg.goodwill (-)         16          (42,641)        (42,587)
            5.31.12.60  Interest expenses (minus)                      (1,234,535)       (672,874)
            5.31.12.70  Other non-operat expenses (-)         28         (231,038)       (153,140)
            5.31.12.80  Price level restatement               29           37,729          87,560
            5.31.12.90  Exchange differences                  30        1,335,641        (245,581)
       5.31.10.00  RESULTS BEFORE INCOME TAX                            5,350,506       1,032,201
                   AND EXTRAORDINARY ITEMS
       5.31.20.00  INCOME TAX                                 8        (1,029,444)       (849,690)
       5.31.30.00  EXTRAORDINARY ITEMS                                          0               0
       5.31.40.00  PROFIT (LOSS) BEFORE MINORITY INTEREST               4,321,062         182,511
       5.31.50.00  MINORITY INTEREST                                            0               0
5.31.00.00  NET INCOME (LOSS)                                           4,321,062         182,511
5.32.00.00  Amortization of positive goodwill                                   0               0
5.30.00.00  INCOME (LOSS) FOR THE YEAR                        6         4,321,062         182,511


                          DIRECT CASH FLOW STATEMENT

2.03     CASH FLOW STATEMENT
1.00.01.30     Type of Currency:  Thousands of Chilean Pesos
1.00.01.40     Type of Balance : Individual


DIRECT CASH FLOW STATEMENT                                        NOTE No.      03-31-03        03-31-02
--------------------------                                        -------       --------        --------

   5.41.11.00  NET FLOW FROM OP. ACT.                                           10,025,362       7,343,691
        5.41.11.10  Collection from sales debtors                               24,484,071      21,009,814
        5.31.11.20  Interests received                                           1,461,445         268,738
        5.31.11.30  Dividends & other distributions                                 90,258          46,558
                    funds received
        5.31.11.40  Other income                                                   134,617         211,458
        5.31.11.50  Payments to suppliers & personnel (-)                      (12,327,841)    (11,462,671)
        5.31.11.60  Interest paid (minus)                                       (1,813,381)       (505,521)
        5.31.11.70  Income tax paid (minus)                                       (765,784)       (856,629)
        5.31.11.80  Other expenses                                   33           (177,830)        (84,553)
        5.31.11.90  V.A.T. & other taxes                                        (1,060,193)     (1,283,503)
   5.41.12.00  CASH FLOW FINANCING ACTIVITIES                                   (1,337,904)     (1,979,720)
        5.41.12.05  Proceeds from share issue                                            0               0
        5.41.12.10  Loans received                                                       0               0
        5.41.12.15  Obligations with the public                                          0               0
        5.41.12.20  Secured loans from related companies                                 0               0
        5.41.12.25  Other loans from related companies                                   0               0
        5.41.12.30  Other financing resources                                            0               0
        5.41.12.35  Dividends paid (minus)                                      (1,337,904)     (1,951,005)
        5.41.12.40  Capital distributions (minus)                                        0               0
        5.41.12.45  Repayment of loans (minus)                                           0        (19,479)
        5.41.12.50  Payment of obligations with the public (-)                           0               0
        5.41.12.55  Repayment of secured loans from rel Co. (-)                          0               0
        5.41.12.60  Repayment other loans from related Co. (-)                           0         (9,236)
        5.41.12.65  Share issue payment (minus)                                          0               0
        5.41.12.70  Payment of issue publ oblig (minus)                                  0               0
        5.41.12.75  Other financing payments (minus)                 33                  0               0
   5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                              (3,363,292)      1,511,523
        5.41.13.05  Sale of fixed assets                                            56,713           2,659
        5.41.13.10  Sale of permanent investments                                        0               0
        5.41.13.15  Sale of other investments                                            0       5,118,952
        5.41.13.20  Proceeds secured loans to related Comp.                              0               0
        5.41.13.25  Proceeds other loans to related companies                      889,139               0
        5.41.13.30  Other investment income                          33            967,805         920,670
        5.41.13.35  Incorporation of fixed assets (minus)                       (5,258,623)     (2,951,787)
        5.41.13.40  Capitalized interests payment (minus)                                0               0
        5.41.13.45  Permanent Investments                                                0               0
        5.41.13.50  Investments in financial instruments (minus)                         0      (1,575,103)
        5.41.13.55  Other loans to related companies (minus)                             0          (3,187)
        5.41.13.60  Other loans to related companies (minus)                        (6,646)           (681)
        5.41.13.65  Other distrib of funds on invest activities (-)  33            (11,680)              0
  5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                                 5,324,166       6,875,494
  5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                           (404,304)         77,354
5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                      4,919,862       6,952,848
5.42.00.00  CASH & CASH EQUI  AT BEGINNING OF PERIOD                            73,628,508      19,141,638
5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                          78,548,370      26,094,486


                        INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30     Type of Currency:  Thousands of Chilean Pesos
1.00.01.40     Type of Balance : Individual

CASH FLOW - INCOME STATEMENT RECONCILIATION                    NOTE No.     03-31-03      03-31-02
-------------------------------------------                   --------      --------      --------

5.50.10.00  Profit (Loss) for the year                                      4,321,062       182,511
5.50.20.00  Profit in sale of assets                                            7,268          (767)
     5.50.20.10  (Profit) Loss in sale of fixed assets                          7,268          (767)
     5.50.20.20  Profit in sale of investments (minus)                              0             0
     5.50.20.30  Loss in sale of investments                                        0             0
     5.50.20.40  (Profit) Loss in sale of other assets                              0             0
5.50.30.00  Non-cash losses (gains)                                         4,464,732     7,152,722
     5.50.30.05  Depreciation for the year                       12         2,301,568     2,195,177
     5.50.30.10  Amortization of intangibles                                  198,949       216,657
     5.50.30.15  Write-offs and provisions                                  1,517,635       831,231
     5.50.30.20  Accrued earnings from investments in            14        (1,054,518)     (715,079)
                 related companies (minus)
     5.50.30.25  Accured losses from investments in              14         1,942,221     4,350,065
                 related Co.
     5.50.30.30  Negative goodwill amortization                  16            42,641        42,587
     5.50.30.35  Positive goodwill amortization (minus)                             0             0
     5.50.30.40  Price level restatement                         29           (37,729       (87,560)
     5.50.30.45  Net exchange difference                         30        (1,335,641)      245,581
     5.50.30.50  Other non-cash credits to results (minus)                     (8,188)        8,178
     5.50.30.55  Other non-cash debits to results                             897,794        65,885
5.50.40.00  Changes in Assets affecting cash flow (incr)                    2,309,958     2,046,274
decreases
     5.50.40.10  Debtors from sales                                         2,932,298     1,264,644
     5.50.40.20  Inventory                                                   (274,506)      284,927
     5.50.40.30  Other assets                                                (347,834)      496,703
5.50.50.00   Changes in liabilities affecting cash flow                    (1,077,658)   (2,037,049)
increases (decr)
     5.50.50.10  Accounts payable related to results for                     (526,311)   (1,151,343)
                 the year
     5.50.50.20  Interests payable                                           (695,004)       22,392
     5.50.50.30  Income tax payable (net)                                     347,635      (177,870)
     5.50.50.40  Other accounts payable related to                              3,399      (700,936)
                 non-oper results
     5.50.50.50  VAT and other taxes payable (net)                           (207,377)      (29,292)
5.50.60.00  Profit (Loss) of minority interest                                      0             0
5.50.00.00  NET OPERATING CASH FLOW                                        10,025,362     7,343,691


                 01. Registration In The Securities Register



1. IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER


The company is registered in the Securities Register under N 061 and it is supervised by the Securities and Insurance Commission.

                       02. Applied Accounting Criteria


APPLIED ACCOUNTING CRITERIA


a)  Accounting Period

These financial statements correspond to the period between January 1 and March 31 of 2003 and 2002.


b)  Preparation basis of financial statements:

These individual financial statements as of March 31, 2003 and 2002 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V. S., with the former prevailing in case of discrepancies.

Investments in subsidiaries are recorded on one line in the general balance sheet at their net worth and, therefore, they have not been consolidated line by line. This treatment does not modify the net profit of the fiscal year or the net worth.

These financial statements have been issued only for purposes of making an individual analysis of the company and, in consideration thereof, they shall be read together with the consolidated statements, which are required by generally accepted accounting principles.


c)  Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2003 fiscal year are presented updated according to non-accounting terms as of March 31, 2003 by 3.8%.


d)  Adjustment for Currency Devaluation (Price Level Restatement)

Financial statements have been corrected monetarily on the basis of considering the variation in the purchasing power of the currency which occurred in the 2003 fiscal year, which was 0.5% (-0.4% in 2002).


e)  Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                 2003              2002
                                 Ch$               Ch$
                              ---------         ---------

U.S. Dollar                      731.56            655.90
Pound Sterling                 1,156.25            934.86
Swiss Franc                      540.65            389.79
EURO                             797.34            570.94
Unidad de Fomento             16,783.60         16,197.66

f)  Marketable Securities and Time Deposits

Transactions in fixed income instruments (PRC) are shown at the return value of the investment, which does not exceed the market value as of March 31, 2003.

Investments in stock are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.


g)  Inventory

Inventory of finished products has been valued as of March 31, 2003 and 2002 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.


h)  Bad Debts (Uncollectables)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales. The criterion adopted to estimate them is the age of the balances.


i)  Fixed Assets

The fixed assets are shown at purchase cost plus legal and regulatory revaluations accumulated until March 31, 2003 and 2002.


j)  Depreciation of Fixed Assets

Depreciation of this property is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the property.


k)  Assets in Leasing

None.


l)  Sales Transactions with Leaseback

None.


m)  Intangibles

At March 31, 2003 and 2002 there was no balance in this item.


n)  Investments in Related Companies

Investments in stocks and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates

(VPP), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission.


o)  Negative and Positive Investment Goodwill:

Negative and positive investment goodwill have arisen when comparing the price paid for the investment made and the proportional value that corresponds to that investment in the net worth of the company.

Those values are amortized over a twenty-year period. At March 31, 2003 and 2002 there was no positive investment goodwill.


p)  Operations with buyback and sellback agreement

Financial instruments acquired with a sellback agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.


q)  Deferred Taxes and Income Tax

The company has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and the norms indicated in Circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.


r)  Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.


s)  Operating income

The company recognizes the income from its operations on an accrued basis according to generally accepted accounting principles.


t)  Derivative Contracts

The company maintains Future contracts in foreign currency, which have been recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.


u)  Computer Software

The company develops computer software with its own resources, and it also acquires computer packages from third parties. Disbursements for its own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months.

v)  Research and Development Expenses

The companies do not show any expenses for this item.


w)  Cash Flow Statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits, fixed rate mutual fund investments and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Disbursements from time deposits and agreement with maturity of more than 90 days have been clasified in the item "Investments in Financial Instruments"

                            03. Accounting Changes

In the 2003 and 2002 period, there have not been any changes in the accounting criteria that affect the individual financial statements.

                           04. Marketable Securities


As of March 2003, this item is composed by the following investments:

  a) Th Ch$ 55,388,004 in bonds and fixed rate instruments mainly corresponding to investments in state bonds and financial institutions in USA, Germany and Holland; private American companies collateralized bonds (guaranteed by accounts receivable) and American mortgage bonds with state guarantee.
  b)   Th Ch$ 3,830,015 in shares.

At March 31, 2003 Th Ch$ 3,388,219 are included corresponding to investments in shares, Th Ch$ 10,339,303 correspond to investments in fixed rate mutual funds instruments in Dollars and Th Ch$ 54,680 corresponding to interests accrued from Bonds.


CRISTALERIAS DE CHILE S.A.

NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION

          Type of Security                            Book Value
          ----------------                            -----------
                                           03-31-2003             03-31-2002
                                           ----------             ----------
Shares                                      3,830,015              3,388,219
Bonds                                               0                      0
Mutual fund shares                                  0             10,339,303
Investment fund shares                              0                      0
Public tender promissory notes                      0                      0
Mortgage bonds                                      0                      0
Fixed rate instruments and bonds           55,388,004                 54,680

Total Marketable Securities                59,218,019             13,782,202

CRISTALERIAS DE CHILE S.A.


NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                                                  Unit      Market
       R.U.T.              Company Name               Number of       Share      Market   Investment    Corrected
                                                        Shares      Percentage   Value       Value         Cost
       -----               ------------               ---------     ----------   ------   ----------    ---------

    96.512.200-1   Bodegas y Vinedos Santa
                   Emiliana S.A.                      60,440,462      9.4970       96     5,802,284     3,830,015


Value Investment Portfolio                                                                5,802,274     3,830,015
Adjustment Reserve                                                                                              0
Book value, Investment Portfolio                                                                        3,830,015


CRISTALERIAS DE CHILE S.A.


NOTE 4 - MARKETABLE SECURITIES - FIXED RATE INSTRUMENTS


                                                                     Book Value
                                                               ----------------------
                                                   Par                                  Market
          Type of Security                         Value                       Rate %   Value        Reserve
          -----------------                        -----                       ------   ------       -------

Bonds from Financial Institutions in USA,
Germany and Holland                              15,492,461     15,492,461      1.28     15,911,401      0
USA Treasury bonds                               29,005,950     29,005,950      1.17     29,019,522      0
Mortgage bonds USA with state guarantee           4,807,804      4,807,804      1.15      4,807,804      0
Time Deposit                                        201,179        201,179     0.665        201,179      0
Cash Balance                                         22,610         22,610      0.00         22,610      0
Call Deposit                                      5,858,000      5,858,000      1.28      5,858,000      0

TOTAL                                            55,388,004     55,388,004               55,820,516      -


Note:

(1) Investments have been made in U.S. Dollars (79.7%) and EUROS (20.3%) and are in custody abroad.


                     05. Short-Term and Long-Term Debtors


At March 31, 2003 and 2002 there are balances of short-term debtors of Th Ch$ 18,394,386 (Th Ch$ 17,612,710 in 2002).

There is also a balance of Th Ch$ 161,203 for Long-Term debtors in 2003 (Th Ch$ 186,310 in 2002).

At March 31, 2003 and 2002 the company has established a reserve for bad debts of Th Ch$ 143,127 in 2003 (Th Ch$ 133,189 in 2002), which is deducted from Debtors for Sales.

The balance of Short-term Debtors is shown net the reserve for bad debtors and customer advances.

CRISTALERIAS DE CHILE S.A.


NOTE 5 -SHORT AND LONG TERM DEBTORS


                                                                         Current
                                 -------------------------------------------------------------------------------------------
                                                                 Over 90 days
                                       Up to 90 days              up to 1 year                         Total Current (net)
                                 ------------------------    ----------------------                 ------------------------
        Area                     03-31-2003    03-31-2002    03-31-2003  03-31-2002   Subtotal      03-31-2003    03-31-2002
        ----                     ----------    ----------    ----------  ----------   --------      ----------    ----------


Debts from Sales                 15,029,889    13,366,348    743,595     1,224,728    15,773,484    15,630,357    14,457,887
Estimate of non-collectable
debt                                      -            -             -           -            -              -             -
Documents receivable              1,712,512    2,649,718      73,013        37,820     1,785,525     1,785,525     2,687,538
Estimate of bad debtors                   -            -             -           -            -              -             -
Misc. debtors                       929,579      441,450      48,925        25,835       978,504       978,504       467,285
Estimate of bad debtors                   -            -             -           -            -              -             -

                                                    Long Term
                                             ------------------------

                                             03-31-2003    03-31-2002
                                             ----------    ----------

Debts from Sales                                    0             0
Estimate of non-collectable
debt                                                -             -
Documents receivable                                0             0
Estimate of bad debtors                             -             -
Misc. debtors                                 161,203       186,310
Estimate of bad debtors                          -             -
              Total Long Term Debtors         161,203       186,310


              06. Balances and Transactions with related entities

I.- Balances of short-term receivables as of March 31, 2003 and 2002 amount to Th Ch$ 2,461,660 and Th Ch$ 2,687,634, respectively. Additionally, there is a Long-Term balance of Th Ch$ 22,598,303 and Th Ch$ 21,253,711, respectively. Of this, Th Ch$ 20,601,055 in 2003 corresponded to the sale of Rayen Cura S.A.I.C. shares to the subsidiary Cristalchile Inversiones S.A., equivalent to UF 1,227,451.50 , without interests and Th Ch$ 1,997,248 in 2003, corresponded to loans granted to Red Televisiva Megavision S.A.

Detail of outstanding credits:

1) Loan to Red Televisiva Megavision S.A. 5.65% Annual Rate, UF adjustability

07.05.2003        17,000 UF         Th Ch$  285,321
01.05.2004        17,000 UF         Th Ch$  285,321
07.05.2004        17,000 UF         Th Ch$  285,321
01.05.2005        17,000 UF         Th Ch$  285,321
07.05.2005        17,000 UF         Th Ch$  285,321
01.05.2006        17,000 UF         Th Ch$  285,321
07.05.2006        17,000 UF         Th Ch$  285,321
01.05.2007        17,000 UF         Th Ch$  285,321
07.05.2007        17,000 UF         Th Ch$  285,321

2) Loan to Cristal Chile Comunicaciones S.A. UF adjustability

03.31.2003        847.57 UF         Th Ch$   14,225

3) There are balances for invoicing of Sales of bottles and services with the following related companies with expiration under 90 days:

                                               2003              2002
                                              Th Ch$             Th Ch$
                                              ------             ------

S.A. Vina Santa Rita                          1,761,674          1,867,112
Vina Los Vascos S.A.                             78,594            182,895
Servicios y Consultorias Hendaya S.A.               253                  -
Rayen Cura S.A.                                    -                   142
Total                                         1,840,521          2,050,149

II.- Balances Payable in the Short-Term amount to Th Ch$ 146,591 in 2003 and Th Ch$ 263,104 in 2002, which correspond to sundry material purchased .

For invoicing there are accounts payable of related companies for the following balances with expirations under 90 days:

                                                 2003               2002
                                                 Th Ch$            Th Ch$
                                                -------            ------

S.A. Vina Santa Rita                            124,165            208,110
Ediciones Financieras S.A.                        2,829              3,840
Vina Los Vascos S.A.                              1,109             16,494
Cia. Electro Metalurgica S.A.                     2,124                  0
Emvases CMF                                           -                 90
                                                -------            -------
TOTAL                                           130,227            228,534

CRISTALERIAS DE CHILE S.A.


NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS RECEIVABLE



                                                       Short Term                      Long Term
                                               --------------------------     --------------------------
  R.U.T.              Company                  03-31-2003      03-31-2002     03-31-2003      03-31-2002
  -------             -------                  ----------      ----------     ----------      ----------

86547900-K      S.A. VINA SANTA RITA            1,761,674       1,867,112              0               0
79952350-7      RED TEL. MEGAVISION S.A.          606,914         623,382      1,997,248       2,286,591
89150900-6      VINA LOS VASCOS S.A.               78,594         182,895              0               0
96721580-5      CRISTACHILE COM. S.A.              14,225          14,103              0               0
96972440-5      CRISTALCHILE INVERSIONES S.A.           0               0     20,601,055      18,967,120
83032100-4      SERV. Y CON. HENDAYA S.A.             253               0              0               -
0-E             RAYEN CURA S.A. I.C.                    0             142              0               0

                TOTAL                           2,461,660       2,687,634     22,598,303      21,253,711




CRISTALERIAS DE CHILE S.A.


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE


                                                    Short Term                      Long Term
                                               --------------------------     --------------------------
  R.U.T.              Company                  03-31-2003      03-31-2002     03-31-2003    03-31-2002
  -------             -------                  ----------      ----------     ----------    ----------

86547900-K      S.A. VINA SANTA RITA              124,165         208,110          0             0
96608270-4      CIECSA S.A.                         6,446          24,208          0             0
96972440-5      CRISTALCHILE INVERSIONES S.A.       9,917          10,362          0             0
89150900-6      VINA LOS VASCOS S.A.                1,109          16,494          0             0
96539380-3      EDICIONES FINANCIEROS S.A.          2,830           3,840          0             0
86881400-4      ENVASES CMF S.A.                        0              90
90320000-6      CIA. ELECTROMETALURGICA S.A.        2,124               0          0             0

                TOTAL                             146,591         263,104          0             0


CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
TRANSACTIONS

                                                                                    03-31-2003                03-31-2002
                                                                               ---------------------    ------------------------
                                                                                          Effect on               Effect on
                                                           Description of                  Results                 Results
    Company                 R.U.T.      Relationship       Transaction        Amount    (Debit/Credit)  Amount   (Debit/Credit)
    -------                 ------      ------------       --------------     ------     ------------   ------   --------------

CLARO Y CIA.              79753810-8    With the
                                        Chairman          Legal assessment     4,911       -4,911       5,764        -5,764
CIA. SUDAMERICANA DE      90160000-7    Indirect          Carrier            113,503            0      12,731             0
VAPORES S.A.                            affiliate         services
VINA LOS VASCOS S.A.      89150900-6    Indirect          Direct sales       141,924       40,130     172,238        44,873
                                        affiliate
                                        Indirect          Materials            7,531            0      12,217             0
                                        affiliate         purcha
EDICIONES FINANCIERAS     96793770-3    Indirect          Received                 2           -2       3,254        -3,254
S.A.                                    affiliate         services
QUEMCHI S.A.              96640360-8    Indirect          Loaned services      3,135        3,135       2,528         2,528
                                        affiliate
BAYONA S.A.               86755600-1    Controlling       Dividends paid     124,163            0     184,116             0
                                        stockholder
NAVARINO S.A.             96566900-0    Indirect          Given services       2,506        2,506       2,528         2,528
                                        subsidiary
CIECSA S.A.               96608270-4    Subsidiary        Adjustments              5           -5         155           155
CRISTALCHILE              96721580-5    Subsidiary        Adjustments             33           33          51           -51
COMUNICACIONES
RED TELEVISIVA            79952350-7    Related with      Interests           36,272       36,272      51,734        51,734
MEGAVISION S.A.                         Subsidiary
ENVASES CMF S.A.          86881400-4    Affiliate         Materials                0            0          77           -77
                                                          purcha
SERV. Y CONS. HENDAYA     83032100-4    Controlling       Dividends paid     119,267            0     176,855             0
S.A.                                    stockholder
                                        Controlling       Received           256,708     -256,708     259,327      -257,327
                                        stockholder       services
                                        Controlling       Given services       5,034        5,034       5,015         5,015
                                        stockholder
CRISTALCHILE INVERSIONES  96972440-5    Subsidiary        Credit return      881,208            0           0             0
S.A.
                                        Subsidiary        Adjustments         45,692       45,692           0             0
                                        Subsidiary        Account                 38            0           0             0
                                                          payments
CIA. ELECTROMETALURGICA   90320000-6    Controlling       Dividends paid     457,380            0     678,229             0
S.A.                                    stockholder
                                        Controlling       Materials            1,800            0           0             0
                                        stockholder       purcha
RED TELEVISIVA            79952350-7    Related with      Adjustments          6,040        6,040      11,470       -11,470
MEGAVISION S.A.                         Subsidiary
S.A. VINA SANTA RITA      86547900-K    Subsidiary        Container        1,359,758      384,482   1,582,307       412,234
                                                          Sales
                                        Subsidiary        Packaging          107,747            0           0             0
                                                          sales
                                        Subsidiary        Materials and      105,327          102     197,775          -170
                                                          services purcha
                                        Subsidiary        Rent of             43,732       17,785           0             0
                                                          Vineyard
RAYEN CURA S.A.I.C.       0-E           Indirect          Raw materials       37,895            0           0             0
                                        affiliate         sales



                                 07. Inventory


The balance of the inventory item corresponds to finished products and materials that are valued as described in Note 2 g). A detail of its composition is shown below:


                                               2003          2002
                                              Th Ch$         Th Ch$
                                            ---------       ---------
Finished Products                           2,350,612       2,589,531
Raw Materials and Fuel                      1,611,679       2,067,372
Materials and spare parts to be consumed    1,049,208       1,262,998
Materials in transit                          932,991        360,634
                                            ----------     ----------

         TOTAL                              5,944,490       6,280,535

                      08. Deferred taxes and income taxes

A) DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Estimated amortization periods of deferred taxes have been estimated on the average at 1.8 years for Short-Term Assets, 4.1 for Long-Term Assets, and 14.4 for Long-Term Liabilities.

B) INCOME TAX

The Company established tax provisions of 16.5% of First Category Income Tax in 2003 (16% in 2002) and 35% as single tax under Art. 21, for the 2003 and 2002 fiscal years.

Credits against taxes are shown deducting the payable obligation.

The itemized list is the following:
                                           2003                       2002
                                          Th Ch$                     Th Ch$

Fiscal year income tax reserve           (912,701)                  (689,552)
Single tax reserve                         (2,646)                    (3,415)
                                     ------------                -----------
SUBTOTAL                                 (915,347)                  (692,967)

Credits:
Monthly reserve payments                  771,723                    872,821
Training expenditure                           60                          0
Credit fixed asset                              0                          0
Credit from donations                           0                          0
Recoverable VAT                                 0                          0
                                     ------------                -----------
CREDIT SUBTOTAL                           771,783                    872,821

INCOME TAX TOTAL                                0                          0

VAT Tax Credit previous fiscal year       996,609                  1,207,409

TOTAL TAXES TO BE                    ------------                -----------
RECOVERED                                 853,045                  1,387,263

C) TAXABLE PROFIT FUND

The company showed taxable profits to be distributed:

Generated as of 12.31.1983:
                                           2003                       2002
                                          Th Ch$                     Th Ch$

Profit adjustment
Generated to 31.12.1983:
Profits  Adjustment                     1,909,034                  1,909,034
Generated since 01.01.1984:

Without Credit                          1,072,115                  2,673,752
With 10% First Category Credit             22,694                     82,075
With 15% First Category Credit         92,502,240                100,864,409
With 16% First Category Credit         16,906,651                  3,687,712
With 15% Additional Rate Credit               722                        740
With 16.5% First Category Credit        5,950,023                          0
                                     ------------                -----------
SUBTOTAL TAX PROFITS                  116,454,445                107,308,688
    Non-income revenues                 6,825,087                  6,821,960

TOTAL EARNINGS                        123,279,532                114,130,648

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES

                                                            03-31-2003                                  03-31-2002
                                                            ----------                                  ----------
         Item                          Asset Deferred Tax   Liability Deferred Tax     Asset Deferred Tax    Liability Deferred Tax
         ----                          ------------------   ----------------------     ------------------    ----------------------
                                      Short term  Long Term  Short Term  Long Term    Short Term   Long Term  Short Term  Long Term
                                      ----------  ---------  ----------  ---------    ----------   ---------  ----------  ---------

     Temporary Differences
     ---------------------
Reserve non-collectable accounts         23,616          0         0            0       21,310           0        0            0
Expected revenue                              0          0         0            0            0           0        0            0
Vacation reserve                         29,949          0         0            0       36,080           0        0            0
Amortization intangibles                      0          0         0            0            0           0        0            0
Leased assets                                 0          0         0            0            0           0        0            0
Manufacturing expenses                        0          0         0            0            0           0        0            0
Fixed asset depreciation                      0     14,781         0    4,484,098            0           0        0    4,246,732
Severance                                 2,131    148,063         0            0        1,790      34,004        0            0
Other events                                  0          0    53,357      583,339            0           0        0            0
Packaging reserve                       172,496          0         0            0      220,841           0        0            0
Machinery repair reserve                      0          0         0            0      169,998           0        0            0
Furnace repair reserve                  193,105    354,571         0            0      185,184     565,327        0            0
Refractories obsolescence reserve         6,762          0         0            0        6,576           0        0            0
Spare parts obsolescence reserve         97,163          0         0            0       96,996           0        0            0
Deferred customs duties                   2,305        592         0       83,578       25,676           0        0            0
Accumulated depreciation automoviles          0          0         0            0            0       5,780        0            0
Unrealized profit                             0     61,912         0            0            0       1,613        0            0
Fixed asset, molds                            0          0         0      276,739            0           0        0      272,382
Other reserve                                 0          0         0            0            0      98,551        0            0

OTHERS
Complementary accounts-net amortization       0     19,783         0    2,487,808       16,334     136,124        0    2,802,118
Valuation reserve                                                                            -           -
Total                                   527,527    560,136    53,357    2,939,946      748,117     569,151        0    1,716,996


CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
               INCOME TAX

                  ITEM                              03-31-2003      03-31-2002
                  ----                              ----------      ----------
Current tax costs (tax reserve)                      -915,347        -689,552
Adjustment tax cost (previous year)                         0               0
Effect on assets or liabilities from
  deferred tax of fiscal year                         -87,429        -121,177
Tax benefit from tax losses                                 0               0
Effect of amortization of complementary accounts
  of deferred assets and liabilities                  -26,668         -38,961
Effect on assets or liabilities of deferred tax
  for changes in evaluation reserve                         0               0
Other debits or credits in the account                      0               0

Total                                              -1,029,444        -849,690

09. Short-term and long-term leasing contracts and leasing assets (note required only for leasing companies defined in circular No. 939 of 1990).

At March 31, 2003 and 2002, there are no transactions for this concept.

                           10. Other current assets

As of March 31, 2003, this item includes investments in financial instruments for Th Ch$ 6,078,079, with resale agreements valued as stated in note 2 p), of which Th Ch$ 3,220,677 correspond to agreements in Pesos and Th$ 2,534,025 correspond to agreements of less than 90 days in US$.

At March 31, 2003 also there are Th Ch$ 323,377 corresponding to issuance expenses and difference in placement rate of bonds series C and D.

In March 2002 there was a balance of Th Ch$ 2,119,968 for investments in Financial Instruments with resale agreement, valued as stated in note 2 p).

      11. Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities

Information about these transactions is presented on attached charts.

CRISTALERIAS DE CHILE S.A.


NOTE 11 - Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities

Sale Operations with buyback agreement (VRC) and Purchase with resale agreement (CRV)

Code Dates Counterpart Original Price Rate Final Value
Document ID Market Currency Set Value

                  Dates                               Original       Price                                                Market
Code       Start         End         Counterpart      Currency        Set       Rate      Final Value   Document ID       Value
----       -----         ---         -----------      --------        ---       ----      -----------   -----------       -----

CRV     03.26.2003    04.01.2003     CITIBANK N.A.      Pesos     1,000,000     0.21       1,000,420        PDBC        1,000,350
CRV     03.27.2003    04.03.2003      BANCO CHILE       Pesos       591,500     0.20         591,776      PDBC-PRD        591,658
CRV     03.27.2003    04.04.2003    BANCO SANTANDER     Pesos       576,500     0.22         576,838       PRD-PCD        576,669
CRV     03.31.2003    04.04.2003    BANCO SANTANDER     Pesos       300,000     0.25         300,100       PRD-PCD        300,000
CRV     03.31.2003    04.07.2003      BANCO CHILE       Pesos       752,000     0.20         752,351      PDBC-PRD        752,000
CRV     01.06.2003    04.07.2003      BBVA - BHIF       Euros     2,467,551     2.04       2,500,304      PRD-ZERO      2,534,025


                               12. Fixed Assets

Fixed Assets:

The Fixed Assets are shown at purchase cost plus the legal and regulatory revaluations accumulated as of March 31, 2003 and 2002.

The items that make up the Company's fixed assets as of March 31, 2003 and 2002 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment.

During 2002, the company carried out a fixed asset inventory, adjusting the value of charged-off assets with their respective accrued depreciation.

Technical Reappraisal and Adjustment of Accounting Values:

The Company carried out a technical reappraisal of its fixed assets in 1979. In June 1986 it adjusted those assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations:

The charge against results for this item is Th Ch$ 2,301,568 in 2003 and Th Ch$ 2,195,177 in 2002.

The detail is shown on an attached chart.

                                 FIXED ASSETS

                                                   2003             2002
                                                  Th Ch$           Th Ch$
LAND
Land & mining claims                            1,497,493         1,495,610
Subtotal land                                   1,497,493         1,495,610

*Subtotal land                                  1,497,493         1,495,610

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial const.               13,301,928        12,772,593
Facilities                                      8,748,126         4,692,304
Housing developments                               26,083            26,051
*Subtotal                                      22,076,137        17,490,948

DEPRECIATION
Accrued                                       (8,859,417)       (7,216,419)
For the fiscal year                             (318,503)         (206,604)
Subtotal depreciation                         (9,177,920)       (7,423,023)

SUBTOTAL CONSTRUCTIONS & INFRASTRUCTURE        12,898,217        10,067,925


MACHINERY & EQUIPMENT
Machinery                                      47,730,021        53,557,179
Furnaces                                       35,912,456        37,563,044
Furniture and Materials                         1,224,294         1,704,742
Tools                                             349,151           354,609
Vehicles                                          219,467           209,276
*Subtotal                                      85,435,389        93,388,850

DEPRECIATION
Accrued                                      (40,775,943)      (39,852,301)
For the fiscal year                           (1,931,177)       (1,943,349)
Subtotal depreciation                        (42,707,120)      (41,795,650)

Subtotal machinery & equip                     42,728,269        51,593,200

OTHER FIXED ASSETS
Spare parts                                     5,394,574         4,716,214
Imports in transit                                773,449         1,270,518
Works underway                                  7,079,643         2,365,720
Lots in Pirque and Leyda                          472,652           472,057
Other                                             357,248           382,663
Subtotal other assets                          14,077,566         9,207,172

TOTAL FIXED ASSETS                            123,086,585       121,582,580
----------------------                       ------------      ------------
TOTAL ACCUMUL. DEPREC.                        (49,635,360)      (47,068,720)
----------------------                       ------------      ------------
TOTAL DEPREC FOR YEAR                          (2,249,680)       (2,149,953)
----------------------                       ------------      ------------
TOTAL NET FIXED ASSETS                         71,201,545        72,363,907
----------------------                       ------------      ------------

                  TECHNICAL REVALUATION AND ADJUSTMENT OF ACCOUNTING VALUES

                                                   2003             2002
                                                  Th Ch$           Th Ch$

LAND
Land and mining claims                            311,374           310,752
Subtotal land and mining claims net               311,374           310,752

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial constructions         6,221,626         6,213,607
Facilities                                         41,120           440,769
Subtotal Constructions                          6,262,746         6,654,376

DEPRECIATION
Accrued                                        (4,828,036)       (5,014,374)
For the fiscal year                               (51,889)          (51,822)
Subtotal depreciations                         (4,879,925)       (5,066,196)

Subtotal Constuctions & Infrastucture net       1,382,821         1,588,180


Total Net Technical Revaluation                 1,694,195         1,898,932


TOTAL                                           7,675,631         8,566,806
TOTAL ACCRUED DEPREC.                          (5,929,547)       (6,616,052)
TOTAL DEPREC FOR YEAR                             (51,889)          (51,822)
TOTAL NET                                       1,694,195         1,898,932

                     13. Sales transactions with leaseback

These type of transactions were not carried out as of March 31, 2003 and 2002.

                     14. Investments in related companies

The Company has valued its investments in related companies according to the norms indicated in note 2 n).


CIECSA S.A.

On April 20, 2000 the Shareholders of Ciecsa S.A. agreed to increase that company's capital in the equivalent to UF 359,921 by issuing 343,750,000 shares that were fully subscribed by Cristalchile S.A. The company has paid 310,345,000 shares which corresponds to UF 324,227.49 totaling a 98.27% stake in the subsidiary.


CRISTALCHILE INVERSIONES S.A.

At December 31, 2002, the subsidiary Cristalchile Inversiones S.A. adjusted the financial statements of its affiliate in Argentina, Rayuen Cura S.A.C.I. in order to acknowledge the devaluation from $1.7 to $3.32 Argentine pesos per US dollar.

The accounting charge against results, as a consequence of the devaluation of the Argentine Peso amounted to Th Ch$ 3,060,166 as of December 31, 2002.

Cristalchile Inversiones S.A. carried out an evaluation of its Rayen Cura S.A.I.C. investment and the assets related are suitably valued.

S.A. VINA SANTA RITA

At December 31, 2002, the company Cristalchile de Chile S.A. has shown a non realized profit for TH Ch$ 358,116 corresponding to the sales of bottles to the the subsidiary S.A. Vina Santa Rita.

              CRISTALERIAS DE CHILE S.A.

                  NOTE 14 - INVESTMENTS IN RELATED COMPANIES
                            DETAIL OF INVESTMENTS

                                 Country   Investment
                                    of       Control     Number of          Shareholder             Company
   R.U.T.          Company        Origin    Currency      Shares            (Percentage)            Equity

                                                                      03-31-2003 03-31-2002  03-31-2003   03-31-2002

96721580-5    Cristalchile         Chile      Peso       101,213,160  99.9980000  99.998000  71,342,238   78,832,764
              Comunicaciones S.A.

86547900-K    S.A. Vina Santa      Chile      Peso       493,959,797  54.0970000  54.097000  81,035,529   73,720,543
              Rita S.A.

86881400-4    Envases CMF S.A.     Chile      Peso            28,000  50.0000000  50.000000  32,696,854   29,887,536

96608270-4    Ciecsa S.A.          Chile      Peso       619,496,305  98.2737000  98.210500  13,531,106   10,149,676

96767580-6    Constructora         Chile      Peso           800,000  80.0000000  80.000000       5,823       49,491
              Apoger S.A.

96826870-8    Inmobiliaria Don     Chile      Peso             3,817  38.1700000  38.170000          34        1,345
              Alberto S.A.

96972440-5    Cristalchile         Chile      Peso             9,999  99.9900000  99.990000    -465,023   -1,431,118
              Inversiones S.A.

                                                Net                 Result of                                       Income not
   R.U.T.       Company                       Income                 Accrual                  VPP                    Realized

                                     03-31-2003   03-31-2002  3-31-2003  03-31-2002  03-31-2003   03-31-2002  03-31-2003 03-31-2002

96721580-5 Cristalchile             -1,504,834    -2,482,200 -1,504,804  -2,482,200  71,340,811   78,831,187           0          0
           Comunicaciones S.A.

86547900-K S.A. Vina Santa           1,204,929     1,055,166    651,830     570,813  43,837,790   39,880,603    -358,116          0
           Rita S.A.

86881400-4 Envases CMF S.A.            546,135       288,532    273,067     144,265  16,348,427   14,943,767           0          0

96608270-4 Ciecsa S.A.                -444,879      -261,100   -437,172    -256,429  13,297,519    9,968,049    -245,646   -277,976

96767580-6 Constructora                   -306          -523       -245        -418       4,658       39,592           0          0
           Apoger S.A.

96826870-8 Inmobiliaria Don                  0        -1,584          0        -605          13          514           0          0
           Alberto S.A.

96972440-5 Cristalchile                134,635    -1,610,623    129,620  -1,610,462           0            0           0          0
           Inversiones S.A.

           TOTAL                                                                    144,829,218  143,663,712    -603,762   -277,976

                                      Book value
   R.U.T.       Company             of Investment

                                03-31-2003  03-31-2002

96721580-5 Cristalchile         71,340,811  78,831,187
           Comunicaciones S.A.

86547900-K S.A. Vina Santa      43,479,674  39,880,603
           Rita S.A.

86881400-4 Envases CMF S.A.     16,348,427  14,943,768

96608270-4 Ciecsa S.A.          13,051,873   9,690,072

96767580-6 Constructora              4,658      39,592
           Apoger S.A.

96826870-8 Inmobiliaria Don             13         514
           Alberto S.A.

96972440-5 Cristalchile                  0           0
           Inversiones S.A.

           TOTAL               144,225,456 143,385,736

                      15. Investments in other companies


At March 31, 2003 and 2002 there are no investments in other companies.

                           16. Goodwill Amortization



NEGATIVE GOODWILL

Stock purchases made in different periods of S.A. Vina Santa Rita, Ciecsa S.A., and Envases C.M.F. S.A., have produced negative goodwill whose net balance to be amortized as of March 31, 2003 totaled Th Ch$ 2,011,178 (Th Ch$ 2,178,997 in 2002).

CRISTALERIAS DE CHILE S.A.


NOTE 16 - GOODWILL ON INVESTMENTS
Negative Goodwill


  R.U.T.        Company Name                     03-31-2003                                     03-31-2002
  ------        ------------                     ----------                                     ----------
                                   Amount Amortiz.       Balance of Negative       Amount Amortiz.      Balance of Negative
                                     this period              Goodwill               this period              Goodwill

86547900-K  S.A. Vina Santa Rita       12,482                 593,717                  12,466                642,836
96608270-4  Ciecsa S.A.                30,159               1,417,461                  30,121              1,536,161

            TOTAL                      42,641               2,011,178                  42,587              2,178,997


                                17. Intangibles


At March 31, 2003 and 2002 there are no values for these items.

                              18. Other (Assets)


As of March 31, 2003, the sum of Th Ch$ 9,988,251 (Th Ch$ 9,403,958 in 2002)
for sale of Bonds of Celulosa Arauco and Constitucion S.A. equivalent to US$13,653,358, at a 6.95% annual rate with maturity on September 15, 2005 is included in Other Long-term Assets.

Considering that there is the intention of maintaining the Celulosa Arauco and Constitucion S.A. bonds until their due date on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments.

In addition, at March 31, 2003 this item includes a balance for issuance expenses of bonds series C and D for Th Ch$ 982,322 and the negative goodwill produced by the placement of these for Th Ch$ 2,414,627.

At March 31, 2002 the amount of Th Ch$ 208,248 is included for anticipated interests of rights of customs duties

       19. Short-term obligations with banks and financial institutions


Short-term obligations with Banks and Financial Institutions (5.21.10.10).

As of March 31, 2003 and 2002, there are not short-term bank obligations.

b) Long-term obligations with Banks and Financial Institutions (5.21.10.20).

A list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 19 -  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM

                               Type of Currency and Readjustment Index

    R.U.T.            Bank or Financial               Dollars                Euros               Yen
                         Institution          ----------------------  --------------------- ---------------------
                                              03-31-2003  03-31-2002  03-31-2003 03-31-2002 03-31-2003 03-31-2002
Short term (code:  5.21.10.10)
Long Term - Short Term (code:  5.21.10.20)

0-E      J.P Morgan Chase Bank             445,744  19,554,244            0         0           0         0
         Others                                  0           0            0         0           0         0
         TOTAL                             445,744  19,554,244            0         0           0         0

         Capital amount due                      0  19,452,120            0         0           0         0

         Average annual interest rate        2,675       3,375            0         0           0         0

            Percentage oblig. foreign curr. (%)    100.0000
            Percentage oblig. foreign curr. (%)      0.0000

                     Type of Currency and Readjustment Index

    R.U.T.       Bank or Financial            Other Foreign
                    Institution                Currencies                  U.F.           $ Non adjustable         Total
                                          ----------------------  --------------------- --------------------- ---------------------
                                          03-31-2003  03-31-2002  03-31-2003 03-31-2002 03-31-2003 03-31-2002 03-31-2003 03-31-2002

Short term (code:  5.21.10.10)
Long Term - Short Term (code:  5.21.10.20)

0-E       J.P Morgan Chase Bank              0          0             0          0          0          0      445,744    19,554,244
          Others                             0          0             0          0          0          0            0             0
          TOTAL                              0          0             0          0          0          0      445,744    19,554,244

          Capital amount due                 0          0             0          0          0          0            0    19,452,120

          Average annual interest rate       0          0             0          0          0          0            0             0


             Percentage oblig. foreign curr. (%)    100.0000
             Percentage oblig. foreign curr. (%)      0.0000

                         20. Other Current Liabilities


At March 31, 2003 , there was a balance for Th Ch$ 897,794 (TH Ch$ 3,652,650 in 2002) corresponding Future Contracts, and others current liabilities.

        21. Long term liabilities with banks and financial institutions



The obligations with banks and financial institutions are presented on the charts attached.

CRISTALERIAS DE CHILE S.A.

NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

          Long-term Obligations With Banks and Financial Institutions

                                                                          Maturity
                                            ---------------------------------------------------------------------------------------
              Bank or                        Adjustment                                                       More than 10 years
R.U.T.        Financial                        index         From 1       From 2        From 3      From 5    ------------------
              Institution                     currency        to 2         to 3          to 5       to 10       Amount     Term
-----         -----------                   --------------   ------       ------        ------     -------      ------     ----
                                                               M$           M$            M$         M$            M$

0-E           J.P. Morgan Chase Bank       Dollars               -           -       36,578,000          -         -          -
                                           Euros                 -           -                -          -         -          -
                                           Yen                   -           -                -          -         -          -
                                           UF                    -           -                -          -         -          -
                                           Non-adj.CH$           -           -                -          -         -          -
                                           Others                -           -                -          -         -          -
             Total                                               -           -       36,578,000          -         -          -


Porcentaje de obligaciones en moneda extranjera            100.00%
Porcentaje de obligaciones en moneda nacional                0.00%

               Bank or
               Financial                                                  Closing date                 Closing date
R.U.T.         Institution                                                Current period               Previous period
------         --------------------------                             ---------------------------       -------------------
                                                                     Total Long-Term     Average          Total Long-Term
                                               Adjustment             at closing of      annual            at closing of
                                                index                   Financial       interest             Financial
                                               currency                 Statements        rate              Statements
                                              ---------------         --------------    --------           --------------

0-E           J.P. Morgan Chase Bank                                    36,578,000        2.675             48,630,300
                                              Dollars                            -            -                      -
                                              Euros                              -            -                      -
                                              Yen                                -            -                      -
                                              UF                                 -            -                      -
                                              Non-adj.CH$                        -            -                      -
                                              Others                    36,578,000                          48,630,300
               Total

Porcentaje de obligaciones en moneda extranjera            100.00%
Porcentaje de obligaciones en moneda nacional                0.00%


                 22. Short-term and long-term obligations with
                    the public (promissory notes and bonds)


As of March 31, 2003, there are obligations with the public for UF 4,100,000, corresponding Th Ch$ 68,812,760, divided in series (C1, C2, D1, D2) with 4.75% interest in series C and 5.80% interest in series D. In short term there is a balance for Th Ch$ 748,203 corresponding to interest accrued for UF 44,579.42.

Series C bonds have a final maturity of 6 years, with amortizations beginning 2 years from the closing date. Bond series D have a final maturity of 21 years with amortizations starting 6 years from the closing date.

At March 31, 2002, there was no balance for this concept.

Cristalerias de Chile S.A.

NOTE 22: SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC (PROMISSORY NOTES AND BONDS)

BONDS

       REGISTRATION OR
      IDENTIFICATION No.                           CURRENT           INDEXING         INTEREST          FINAL
        OF INSTRUMENT              SERIES        FACE VALUE        UNIT OF BOND         RATE          MATURITY
        -------------              ------        ----------        ------------         ----          --------

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                    C1 Interests             0              UF              4.75         07-15-2003
296-09.07.02                    C2 Interests             0              UF              4.75         07-15-2003
296-09.07.02                    D1 Interests             0              UF              5.8          07-15-2003
296-09.07.02                    D2 Interests             0              UF              5.8          07-15-2003

TOTAL CURRENT PORTION

LONG-TERM BONDS
296-09.07.02                         C1          1,500,000              UF              4.75         07-15-2008
296-09.07.02                         C2            500,000              UF              4.75         07-15-2008
296-09.07.02                         D1          1,900,000              UF              5.8          07-15-2023
296-09.07.02                         D2            200,000              UF              5.8          07-15-2023

LONG-TERM TOTAL


                                                         INSTALLMENTS
       REGISTRATION OR                             ------------------------------               PAR VALUE                  ISSUE
      IDENTIFICATION No.                           INTEREST          AMORTIZATION       --------------------------      IN CHILD OR
        OF INSTRUMENT              SERIES           PAYMENT            PAYMENT          03-31-2003      03-31-2002         ABROAD
        -------------              ------           -------            -------          ----------      ----------         ------

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                    C1 Interests      SEMI-ANNUAL        SEMI-ANNUAL           246,241              0         LOCAL
296-09.07.02                    C2 Interests      SEMI-ANNUAL        SEMI-ANNUAL            82,080              0         LOCAL
296-09.07.02                    D1 Interests      SEMI-ANNUAL        SEMI-ANNUAL           379,893              0         LOCAL
296-09.07.02                    D2 Interests      SEMI-ANNUAL        SEMI-ANNUAL            39,989              0         LOCAL

TOTAL CURRENT PORTION                                                                      748,203              0

LONG-TERM BONDS
296-09.07.02                         C1           SEMI-ANNUAL        SEMI-ANNUAL        25,175,400              0         LOCAL
296-09.07.02                         C2           SEMI-ANNUAL        SEMI-ANNUAL         8,391,800              0         LOCAL
296-09.07.02                         D1           SEMI-ANNUAL        SEMI-ANNUAL        31,888,840              0         LOCAL
296-09.07.02                         D2           SEMI-ANNUAL        SEMI-ANNUAL         3,356,720              0         LOCAL

LONG-TERM TOTAL                                                                         68,812,760              0

                         23. Provisions and Write-offs

Provisions:

As of March 31, 2003, the Company has short-term provisions of Th Ch$ 4,653,758 and Th Ch$6,690,113 in 2002.

In the Long-term, reserves are recorded of Th Ch$ 6,063,280 and Th Ch$ 7,164,981 at March 31, 2003 and 2002 respectively.

In the annexed chart a detail of amounts provisioned is presented.

a) Bad Debt Reserves:

The Company has established a reserve for bad debts of Th Ch$ 143,127, and Th Ch$ 133,189, respectively, as of March 31, 2003 and 2002.

This reserve is deducted from the balance of sales debtors, according to note
5.

b) Vacation Provision:

The company has established a provision for the total cost of vacations pending as of March 31, 2003 and 2002, as established in Technical Bulletin No. 47 of the Accountants Association of Chile.

 The net balance for this item is Th Ch$ 181,508 as of March 31, 2003 (Th Ch$ 229,351 in 2002).


c) Provision for Furnace Reconstruction:

This reserve is established throughout the useful life of the refractories of each smelting furnace so their repair will not distort the result of the fiscal year's net income when the repairs are made.

The Company has established a reserve for this item in the amount of Th Ch$ 3,268,385 and Th Ch$ 4,581,603 as of March 31, 2003 and 2002, respectively.

An itemized list of the amounts provided is shown in the attached chart.

Cristalerias de Chile S.A.

Note    Provisions and Write-offs              03/31/2003             03/31/2002
                                                   Th$                    Th$
Short Term
Furnace Reconstruction                          1,170,334             1,157,401
Packing for Client Return                       1,024,731             1,186,066
Board Share                                       879,269               745,136
Reserve Subsidiary Losses                         464,977             1,430,975
Provision Indirect Expenses                       252,961               226,586
Legal Holiday                                     181,508               229,351
Severance Pay                                     171,373               143,925
Reserve Spare Parts                               463,350               463,350
Machinery Repair                                        0             1,046,147
Other Reserves                                     45,255                61,176

                                                4,653,758             6,690,113

Long-Term
Severance Pay                                   3,965,229             3,740,779
Furnace Reconstruction                          2,098,051             3,424,202

Total Long-Term                                 6,063,280             7,164,981

                            24. Severance Payments


The provision for severance payments to personnel is included at its current value, as expressed in note 2 r). In 2003 it totals Th Ch$ 4,136,602 (Th Ch$ 3,884,704 in 2002).


As of March 31, 2003 and 2002 the parent company has paid severance payments of Ch$ 802 and Th Ch$ 21,737 respectively chargeable against the provision.

                        25. Other long-term liabilities


As of March 31, 2003 and 2002 there are no values for this concept.

                             26. Minority interest

Not applicable to individual financial statements.

                             27. Changes in Equity


Activity in 2003 and 2002

The activity of the capital and reserve accounts in the fiscal years ended in March 31, 2003 and 2002, are shown in the attached charts.

The detail of other reserves account is the following:

                                                                  2003                       2002
                                                                 Th Ch$                     Th Ch$

Future capital increases                                        4,464,029                 4,251,548
Reserve for adjustment of value of fixed assets                 1,694,196                 1,898,932
Adjustment for conversion difference in investment
in Rayen Cura S.A.I.C.                                          4,099,356                 2,380,773
VPP Difference Sodex                                             (217,173)                 (216,900)
                                                               ----------                 ---------

TOTAL OTHER RESERVES                                           10,040,408                 8,314,353
                                                               ==========                 =========


CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NET WORTH

                                                                    Reserve        Premium                        Reserve
                                                     Paid-in        capital       in sale of       Other          Future
                                                     Capital      revaluation       shares        Reserves       Dividends
                                                     -------      -----------     ----------      --------       ---------

Balances as of 03-31-2003
Initial balance                                       64,749,257              0     27,598,393      9,713,099     114,912,655
Distribution result previous fiscal year                       0              0              0              0               0
Final dividend previous fiscal year                            0              0              0              0               0
Capital increases with cash stock issue                        0              0              0              0               0
Reserves and/or Profits Capitalization                         0              0              0              0               0
Development period Accumulated deficit                         0              0              0              0               0
Accumulated conversion difference adjustment                   0              0              0        278,744               0
Owner's equity Revaluation                                     0        323,746        137,992         48,565         574,563
Fiscal Year Result                                             0              0              0              0               0
Provisional Dividends                                          0              0              0              0               0
                                                      ----------        -------     ----------     ----------     -----------

Final balances                                        64,749,257        323,746     27,736,385     10,040,408     115,487,218
                                                      ==========        =======     ==========     ==========     ===========
Balances as of 03-31-2002
Initial balance                                       62,863,356              0     26,794,558      7,942,919     102,798,113
Distribution result previous fiscal year                       0              0              0              0               0
Final dividend previous fiscal year                            0              0              0              0               0
Capital increases with cash stock issue                        0              0              0              0               0
Reserves and/or profit Capitalization                          0              0              0              0               0
Development period accumulated deficit                         0              0              0              0               0
Accumulated conversion difference adjustment                   0              0              0         98,828               0
Owner's equity revaluation                                     0       -251,453       -107,180        -31,773        -411,190
Fiscal Year Result                                             0              0              0              0               0
Provisional Dividends                                          0              0              0              0               0
                                                      ----------        -------     ----------     ----------     -----------

Final balances                                        62,863,356       -251,453     26,687,378      8,009,974     102,386,923
                                                      ==========        =======     ==========      =========     ===========
Updated balances                                      65,252,164       -261,008     27,701,498      8,314,353     106,277,626
                                                      ==========        =======     ==========      =========     ===========


                                                                                           Devel.         Fiscal
                                                          Accumulated     Provisional      Period          Year
                                                            Results        Dividends       Deficit        Result
                                                            -------        ---------       -------        ------

Balances as of 03-31-2003
Initial balance                                                    0              0             0              0
Distribution result previous fiscal year                  17,660,662              0             0              0
Final dividend previous fiscal year                       -3,303,936              0             0              0
Capital increases with cash stock issue                            0              0             0              0
Reserves and/or Profits Capitalization                             0              0             0              0
Development period Accumulated deficit                             0              0             0              0
Accumulated conversion difference adjustment                       0              0             0              0
Owner's equity Revaluation                                    71,784              0             0              0
Fiscal Year Result                                                 0              0             0      4,321,062
Provisional Dividends                                              0              0             0              0
                                                          ----------             --      --------      ---------
Final balances                                            14,428,510              0             0      4,321,062
                                                          ==========             ==      ========      =========

Balances as of 03-31-2002
Initial balance                                                    0              0      -123,129              0
Distribution result previous fiscal year                  17,770,611              0             0              0
Final dividend previous fiscal year                       -4,657,728              0             0              0
Capital increases with cash stock issue                            0              0             0              0
Reserves and/or profit Capitalization                              0              0             0              0
Development period accumulated deficit                             0              0             0              0
Accumulated conversion difference adjustment                       0              0             0              0
Owner's equity revaluation                                   -52,451              0           493              0
Fiscal Year Result                                                 0              0             0        175,829
Provisional Dividends                                              0              0             0              0
                                                          ----------             --      --------      ---------
Final balances                                            13,060,432              0      -122,636        175,829
                                                          ==========             ==      ========      =========
Updated balances                                          13,556,728              0      -127,296        182,511
                                                          ==========             ==      ========      =========

CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN EQUITY

NUMBER OF SHARES

                                                                         No.
     SERIES                   No.                   No.                SHARES
                            SHARES                SHARES            WITH VOTING
                          SUBSCRIBED               PAID                RIGHT
                          ----------               ----                -----
     SINGLE             64,000,000            64,000,000             64,000,000






CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN NET WORTH

CAPITAL (AMOUNT - TH CH$)

      SERIES             SUBSCRIBED              PAID-IN
                           CAPITAL               CAPITAL
                           -------               -------
      SINGLE             64,749,257            64,749,257

                  28. Other Non-operating Income and Expenses


As of March 31, 2003 non-operating income totaled Th Ch$ 89,874 and Th Ch$ 95,958 in 2002.

Non-operating expenses amounted to Th Ch$ 231,038 in 2003 and Th Ch$ 153,140 in 2002.

Further detail is presented in the annexed chart.

                       Non-operating Income and Expenses


CRISTALERIAS DE CHILE S.A.

NOTE 28:  OTHER NON-OPERATING INCOME AND EXPENSES

                                                           2003          2002
                                                           ----          ----
                                                          Th Ch$        Th Ch$
INCOME
Offices and establishments rental                         31,081        55,837
Sale of fixed assets                                           0           766
Sale of materials                                          4,753         7,048
Agricultural division                                     20,846             0
Amortization of non-realized profits                       8,188         8,178
Sundry income                                             25,006        24,129
                                                          ------        ------

TOTAL NON-OPERATING INCOME                                89,874        95,958


EXPENSES
Professional advice                                      156,592       149,119
Other expenses                                            63,755             0
Insurance                                                 10,691         4,021
                                                          ------         -----

TOTAL NON-OPERATING EXPENSES                             231,038       153,140

                          29. Price-level Restatement


As a result of the application of price-level restatement as described in Note 2 d), a net credit to results was generated in the 2003 and 2002 fiscal year of Th Ch$ 37,729 and Th Ch$ 87,560 respectively.

Additional information is presented in the annexed chart.

Cristalerias de Chile S.A.

NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS


                                                       ADJUSTABILITY
ASSETS (DEBITS)/CREDITS                                    INDEX              03-31-2003      03-31-2002
-----------------------                                    -----              ----------      ----------

INVENTORY                                          Consumer Price Index           50,850        -64,196
FIXED ASSET                                                 CPI                  372,056       -294,783
INVESTMENTS IN RELATED COMPANIES                            CPI                  732,936       -593,104
MARKETABLE SECURITIES                                       CPI                   18,997        -13,575
SHORT TERM DEBTORS                                          CPI                      800           -664
ACCOUNTS RECEIVABLE RELATED COMPANIES                       UF                    51,766        -87,634
LONG-TERM DEBTORS                                           UF                       725           -252
SHORT TERM DEBTORS                                          UF                       809              0
OTHER NON-MONETARY ASSETS                                   CPI                   15,280         -2,039
EXPENSE AND COST ACCOUNTS                                   CPI                  190,942         -3,011
                                                                              ----------     ----------
TOTAL (DEBITS)/CREDITS                                       -                 1,435,161     -1,059,258

LIABILITIES (DEBITS)/ CREDITS

NET  WORTH                                                  CPI               -1,156,651        885,990
ACCOUNTS RECEIVABLE RELATED COMPANIES                       UF                        -5            155
SHORT-TERM RESERVES                                         CPI                   -5,234         -4,671
SHORT-TERM CREDITORS                                        CPI                        0         77,677
LONG-TERM CREDITORS                                         CPI                     -109            239
LONG-TERM BANK LOANS                                        CPI                        0        194,192
LONG-TERM RESERVES                                          CPI                  -20,061        -16,280
PUBLIC OBLIGATION                                           UF                  -161,868              0
NON-MONETARY LIABILITIES                                    CPI                      373          4,352
INCOME ACCOUNTS                                             CPI                  -53,877          5,164
                                                                              ----------     ----------
TOTAL (DEBITS)/ CREDITS                                      -                -1,397,432     -1,146,818

(LOSS) PROFIT FROM ADJUSTMENT FOR PRICE LEVEL RESTATEMENT                         37,729         87,560

                           30. Exchange Differences

A net credit against results was made because of exchange rate difference of Th Ch$ 1,335,641 in 2003 and a net credit of Th Ch$ 245,581 in 2002.

According to the provisions in Circular Letter 1560 of the SVS of 09/20/2001, the net effect of the adjustment of adjustable assets and liabilities in foreign currency on results deducting the effect of inflation is presented in this item.

Further information is shown in the attached table.

Cristalerias de Chile S.A.

NOTE 30:  EXCHANGE DIFFERENCES


         ITEM                                     CURRENCY                     AMOUNT
         ----                                     --------            ---------------------------
                                                                      03-31-2003       03-31-2002
                                                                      ----------       ----------
FIXED (DEBITS) CREDITS
AVAILABLE                                         DOLLARS                   -144             445
MARKETABLE SECURITIES                             DOLLARS                974,083               0
TIME DEPOSITS                                     DOLLARS               -102,492         -10,476
INVENTORY                                         DOLLARS                 49,811         -12,831
BONDS INSTALLMENT                                 DOLLARS                231,941               0
OTHER ASSETS                                      DOLLARS                  6,482           9,870
EFFECT OF FUTURE CONTRACT                         DOLLARS              1,142,534               0
EFFECT OF INFLATION                               DOLLARS               -170,436               0
                                                                       ---------          ------

TOTAL (DEBITS) CREDITS                                                 2,131,779         -12,992

LIABILITIES (DEBITS) CREDITS
SHORT-TERM BANK LOANS                            DOLLARS                      0        -110,596
NOTES PAYABLE                                     DOLLARS                 -2,528         -49,983
NOTES PAYABLE                                     OTHER CURRENCY               0           5,390
SUNDRY CREDITORS - SHORT TERM                     DOLLARS                -13,638               0
LONG-TERM BANK LOANS                             DOLLARS               -647,500         -68,684
SHORT-TERM RESERVES                               DOLLARS                -58,133          -1,959
LONG-TERM RESERVES                                DOLLARS                -28,590          -4,776
SUNDRY CREDITORS - LONG TERM                      DOLLARS                 -3,505          -1,981
OTHER LIABILITIES                                 DOLLARS                -42,244               0
                                                                       ---------          ------

TOTAL (DEBITS) CREDITS                                                  -796,138        -232,589

(LOSS) PROFIT FROM EXCHANGE DIFFERENCE                                 1,335,641        -245,581


                            31. Extraordinary Items


As of March 31, 2003, there are no transactions for this item.

       32. Expenses incurred in the sale of shares and debt instruments


On August 2002 the company placed bond series C1, C2, D1 and D2, which resulted in expenses and rate placement differences of Th Ch$ 3,720,326 as of March 31, 2003. The amortization is being done according to the maturity of each series.

Th Ch$ 323,376 are classified under other current assets and Th Ch$ 3,396,950 under other long term assets. The charge for its amortization to results amounted Th Ch$ 80,986.

At March 31, 2002, there was no expenses for this item.

                           33. Cash Flow Statement


An itemized list is included in the attached chart.

CRISTALERIAS DE CHILE S.A.

CASH FLOW STATEMENT


1. The following is the detail of the item OTHERS:


                                                                March 2003              March 2002
                                                                ----------              ----------
                                                                  Th Ch$                  Th Ch$
541.11.40     Other income received
              Income Tax return                                   133,416                       0
              Discount for Custom Duties                                0                 139,514
              Adjustment  received                                      0                  51,966
              Other income                                          1,201                  19,978
                               Total                              134,617                 211,458

541.11.80     Other expenses paid
              Exchange difference                                 168,532                  64,903
              Donations                                             7,770                  19,569
              Other expenses                                        1,528                      81
                               Total                              177,830                  84,553


541.13.15     Sale of other investments
              Long-Term bonds share                                     0                 181,319
              Redemption Time Dep. over 90 days                         0               4,937,633
                         Total                                          0               5,118,952

541.13.30     Other income from investments
              Maturity of future contracts                        967,805                 920,670
                              Total                               967,805                 920,670

541.13.65     Other investment disbursements

              Purchase of shares                                   11,680                       0
                              Total                                11,680                       0


Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:

              ITEM                                         Amount Th Ch $              Maturity
              ----                                         --------------              --------
              Dividend 153                                     5,526,400                April-03
              Imports payable investment project               1,748,597                April-03
              Imports payable investment project                 110,808                  May-03

              TOTAL                                            7,385,805

                           34. Derivative Contracts


The parent company has signed future contracts in foreign currency of Th US$ 109,600 in 2003 (Th US$ 119,600 in 2002) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.

As of March 31, 2003 and 2002 there was a difference in favor of financial institutions of Th Ch$ 897,794, (Th Ch$ 3,652,650 in 2002 classified under Other Current Liabilities).

CRISTALERIAS DE CHILE S.A.

NOTE 34: DERIVATIVE CONTRACTS


                                                                             DESCRIPTION OF CONTRACTS
                                                              ---------------------------------------------------
                                                                                                PROTECTED ITEM OR
                                            MATURITY OR                        PURCHASE/          TRANSACTION
   TYPE OF      TYPE OF      VALUE OF       EXPIRATION          SPECIFIC          SALE          -----------------
 DERIVATIVE    CONTRACT      CONTRACT         DATE                ITEM          POSITION        NAME         AMOUNT
 ----------    --------      --------       ----------            ----          --------        ----         ------

     FR           CI         5,496,858      SECOND 2003        EXCHANGE RATE        P             -            0
     FR           CI        50,709,306      THIRD 2003         EXCHANGE RATE        P             -            0
     FR           CI        23,075,018      FOURTH 2002        EXCHANGE RATE        P             -            0
35.


                                                                                                 ACCOUNTS AFFECTED
                                                                                --------------------------------------------------
                                            MATURITY OR         VALUE OF         ASSETS/LIABILITIES            EFFECT ON RESULT
   TYPE OF      TYPE OF      VALUE OF        EXPIRATION         PROTECTED       ---------------------       ----------------------
 DERIVATIVE    CONTRACT      CONTRACT          DATE              ITEM            NAME          AMOUNT       REALIZED   NOT REALIZED
 ----------    --------      --------       ----------          ---------       -----------    ------       -------    ----------

     FR           CI        5,496,858       SECOND 2003               0           ASSETS       375,938       375,938          0
     FR           CI       50,709,306        THIRD 2003               0         LIABILITIES    938,830       938,830          0
     FR           CI       23,075,018       FOURTH 2002               0         LIABILITIES    334,902       334,902          0

     Analysis of Forward Contracts in foreing currency as of 03.31.2003

      INSTITUTION                                  DATE                 FUTURE VALUE              PROFIT (Loss)
---------------------                  --------------------------       ------------    --------------------------
                                       Investment        Maturity           US$         March-2003      March-2002
                                       ----------        --------           ---         ----------      ----------
                                                                                           ThCh$          ThCh$
Banco Santander                        03-13-2002       07-08-2003          4,000,000         193,153
Bank Boston N.A.                       05-15-2002       05-13-2003          3,000,000         182,785
Nominal Contract:
Banco Chile                            09-05-2002       09-04-2003          5,000,000          49,014              -
BCI                                    09-11-2002       09-10-2003          5,000,000          38,906              -
Banco Chile                            09-12-2002       09-11-2003          4,000,000          27,859              -
BBVA BHIF                              09-23-2002       09-22-2003          5,000,000        (99,753)              -
Banco Chile                            09-24-2002       09-23-2003          5,000,000       (104,066)              -
Banco Chile                            09-27-2002       09-26-2003          4,000,000        (77,362)              -
BCI                                    09-30-2002       09-29-2003          2,000,000        (46,900)              -
Banco Santander                        09-26-2002       09-24-2003          6,500,000       (125,874)              -
Banco Santander                        09-26-2002       09-25-2003          6,500,000       (125,210)              -
Banco Chile                            10-02-2002       10-01-2003          6,000,000       (117,075)              -
Banco Santander                        10-01-2002       09-30-2003          6,000,000       (130,976)              -
Banco Santander                        10-03-2002       10-02-2003          5,000,000        (96,030)              -
Deutsche Bank (Chile) S.A.             10-10-2002       10-09-2003          4,000,000       (116,461)              -
Scotiabank                             10-16-2002       10-15-2003          2,000,000        (37,275)              -
Deutsche Bank (Chile) S.A.             03-11-2003       09-08-2003          6,600,000       (178,654)              -
Deutsche Bank (Chile) S.A.             03-19-2003       09-15-2003         10,000,000        (54,640)              -
Deutsche Bank (Chile) S.A.             03-28-2003       11-17-2003         10,000,000          16,191              -
Citibank N.A.                          03-26-2003       11-10-2003          5,000,000          15,748              -
Banco Chile                            03-13-2003       09-10-2003          5,000,000       (111,174)              -
                                       ----------       ----------        -----------       --------       ---------
Sub Total  2003                                                           109,600,000       (897,794)              -

Banco Chile                            03-26-2002       03-19-2003          5,000,000                       (75,480)
Banco Chile                            03-26-2002       03-19-2003          5,000,000                       (75,442)
BCI                                    03-26-2002       03-26-2003          5,000,000                       (75,442)
Banco Santander                        03-13-2002       04-08-2003          4,000,000                       (27,158)
Citibank                               02-28-2001       05-15-2002          3,000,000                        217,446
Deutsche Bank (Chile) S.A.             03-28-2001       03-28-2003         10,000,000                       (89,919)
Deutsche Bank (Chile) S.A.             07-20-2001       07-22-2002         10,000,000                      (153,554)
Bank Boston                            09-12-2001       09-11-2002          4,000,000                      (153,140)
Bank Boston                            09-13-2001       09-12-2002          5,000,000                      (172,521)
Banco A Edwards                        09-06-2001       09-05-2002          5,000,000                       (98,877)
Banco A Edwards                        09-28-2001       09-27-2002          4,000,000                      (196,217)
Banco Santander                        09-27-2001       09-26-2002          4,000,000                      (194,109)
Banco Santander                        09-27-2001       09-26-2002          4,000,000                      (193,811)
Banco Santander                        09-27-2001       09-26-2002          5,000,000                      (241,517)
Banco Santander                        10-02-2001       10-01-2002          6,000,000                      (348,691)
Banco Santander                        10-03-2001       10-03-2002          5,000,000                      (252,875)
Banco Santiago                         21-09-2001       24-09-2002          5,000,000                      (237,627)
Chase Manhattan Bank                   09-20-2001       09-23-2002          5,000,000                      (245,449)
Banco A Edwards                        10-01-2001       09-30-2002          2,000,000                       (96,603)
Banco A Edwards                        10-02-2001       10-02-2002          6,000,000                      (290,267)
Banco A Edwards                        10-10-2001       10-09-2002          4,000,000                      (268,202)
Banco A Edwards                        10-16-2001       10-16-2002          2,000,000                      (117,735)
JP Morgan Chase                        11-27-2001       12-04-2002          5,000,000                       (89,191)
JP Morgan Chase                        11-28-2001       12-11-2002          6,600,000                      (125,199)
Banco Santiago (EURO/US$)              12-19-2001       12-18-2002          3,500,000                       (51,070)
                       -               ----------       ----------        -----------       --------       --------
                                                                          119,600,000                              0
TOTAL TH Ch$                                                                                (897,794)    (3,652,650)

                      35. Contingencies and Restrictions

CONTINGENCIES AND COMMITMENTS

As of March 31, 2003, there is a guarantee delivered in the amount of Th Ch$ 7,868 (Th Ch$ 7,882 in 2002), according to the detail in the attached chart.


LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of March 31, 2003 and 2002 there are no pending lawsuits and other legal actions pending.


RESTRICTIONS

I) SYNDICATED LOAN

In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 50 million, the following specific financial obligations exist:

a) TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Capitalization Ratio to exceed the 0.45 to 1.0 relation at any time.


b) TOTAL NON-CONSOLIDATED DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Total Non-consolidated Debt to EBITDA Ratio to exceed the 2.5 to 1.0 relation at any time.

Consolidated EBITDA is defined as the sum of the following: Operating income plus depreciation ansd amortization, plus non-cash charges (as long as they have been deduced when determining the operating income) and cash income for interests minus non-cash credits ,(as long as they have been added when determining operating income), in each case for each period.


c) INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than the following ratios at any time during the following periods: from January 1, 2003 onwards, 4.0.

Interest coverage at the date of determination is defined as follows: the ratio between non-consolidated EBITDA for the period of four consecutive quarters that end, or most recently ended in, that date , and interest expenses for that period.


d) NET EQUITY

Cristalerias de Chile S.A. will maintain a minimum of UF 10,000,000 at any time.

Cristalerias de Chile S.A. complies with 100% of the restrictions imposed by the creditor banks.


II) BOND ISSUE

The bond issue contract signed with Banco Chile as the bond owner's representative in May 29, 2002, established the following obligations:

a)       Financial Indicators

         Individual Balance:        Leverage not higher than 1.2 times.

         Consolidate Balance:       Leverage not higher than 1.4 times.


b)       Insurances for fixed assets of the company and its subsidiaries.

c) The operations for which art. 44 and 89 of law 18,046 refer to must be carried out according to the conditions that these establish.

d)       Other minor restrictions related with the bond issue contract.

Cristalerias de Chile S.A. complies with 100% of the restrictions imposed by the creditors.

OTHER CONTINGENCIES

As of March 31, 2003 and 2002, management is not aware of any other contingencies that could affect the company.

CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

   CREDITOR                               DEBTOR                                                    ASSETS COMMITTED
     OF                        -------------------------------------                              --------------------
  GUARANTEE                    NAME                     RELATIONSHIP       TYPE OF GUARANTEE      TYPE      BOOK VALUE
  ---------                    ----                     ------------       -----------------      ----      ----------

 EDIFICIO METROPOLIS AGF   CRISTALERIAS DE CHILE S.A.    COMMERCIAL              DEPOSIT           FLOOR         7,868


                                                       BALANCES PENDING
                                                        PAYMENT AS OF
 CREDITOR                      DEBTOR                    CLOSING DATE
   OF                          ------                   OF FINANCIAL
 GUARANTEE                      NAME                     STATEMENTS                        RELEASE OF GUARANTEES
 ---------                      ----                 ----------------    -------------------------------------------------------
                                                        03-31     03-31     03-31               03-31                 03-31
                                                        2003      2002      2004     ASSETS     2005       ASSETS     2006   ASSETS
                                                        ----      ----      ----     ------     ----       ------     ----   ------

 EDIFICIO METROPOLIS AGF   CRISTALERIAS DE CHILE S.A.   7,868     7,882        -         -      7,868           -        -       -

CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES

   CREDITOR                               DEBTOR                                                    ASSETS COMMITTED
     OF                        -------------------------------------                              --------------------
  GUARANTEE                    NAME                     RELATIONSHIP       TYPE OF GUARANTEE      TYPE      BOOK VALUE
  ---------                    ----                     ------------       -----------------      ----      ----------

Societe de
Participations
Financieres et
Industrielles                Rayen Cura S.A.                Affiliate               Solidary         -             -

Envases CMF                  Cristalerias de Chile S.A      Affiliate               Solidary         -             -


                                               BALANCES PENDING
                                                PAYMENT AS OF
 CREDITOR             DEBTOR                    CLOSING DATE
   OF                 ------                   OF FINANCIAL
 GUARANTEE             NAME                     STATEMENTS                        RELEASE OF GUARANTEES
 ---------             ----                 ----------------    -----------------------------------------------------------------
                                               03-31       03-31     03-31               03-31                 03-31
                                               2003        2002      2004     ASSETS     2005       ASSETS     2006       ASSETS
                                               ----        ----      ----     ------     ----       ------     ----       ------
Societe de
Participations
Financieres et
Industrielles       Rayen Cura S.A.            3,371,028   3,921,547   842,757    -       842,757     -          1,685,514   -

Envases CMF         Cristalerias de Chile S.A    329,357           -         -    -              -    -            329,357   -

                  36. Guarantees obtained from third parties


As of March 31, 2003 and 2002 the company has received guarantees from third parties, which are shown below:


ITEM                                                        2003           2002
                                                            Th Ch$        Th Ch$

Real Estate Lease Bank Boston UF 367.9                         0          6,185
Real Estate Lease Security Bank UF 304                      5,102             0
Real Estate Lease to Telecomunicaciones
Cono Sur Ltda. (UF 130)                                     2,182         2,186
Real Estate Lease AGF Building (UF 365.9)                   6,141         3,951
Real Estate Lease Metropolis Building (UF 189.2)            3,175             0
Suppliers Sight Drafts                                      1,675         1,288

TOTAL                                                      18,275        13,610

                        37. Local and Foreign Currency

Charts are attached showing the foreign currency balance as of March 31, 2003 and 2002.

Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - ASSETS

                  ITEMS                         Currency                     Amount
                  -----                         --------           --------------------------
                                                                   03-31-2003      03-31-2002
                                                                   ----------      ----------
Current Assets
CASH                                      Non-adjust Ch$                 848,275       1,645,793
CASH                                      Dollars                        127,519         107,502
TIME DEPOSITS                             Dollars                      7,495,778      14,561,246
TIME DEPOSITS                             Non-adjust Ch$               8,934,092       3,130,234
MARKETABLE SECURITIES                     Adjustable Ch$               3,830,015       3,388,219
MARKETABLE SECURITIES                     Dollars                     55,361,469      10,339,303
MARKETABLE SECURITIES                     Non-adjust. Ch$                 26,535          54,680
DEBTORS FROM SALES                        Non-adjust. Ch$             15,630,357      14,457,887
DOCUMENTS RECEIVABLE                      Non-adjust. Ch$              1,785,525       2,687,538
MISCELLANEOUS DEBTORS                     Adjustable Ch$                 809,645         323,246
MISCELLANEOUS DEBTORS                     Non-adjust. Ch$                156,541         134,950
MISCELLANEOUS DEBTORS                     Dollars                         12,318           9,089
DOC.&ACTS. REC. REL. CO'S.                Non-adjust. Ch$              1,840,520       2,050,147
DOC.&ACTS. REC. REL. CO'S.                Adjustable Ch$                 621,139         637,488
STOCK                                     Adjustable Ch$               5,944,490       6,280,535
STOCK                                     Dollars                              0               0
REFUNDABLE TAX                            Non-adjust. Ch$                853,045       1,387,263
EXPENSES PAID IN ADVANCE                  Dollars                        398,419         108,731
EXPENSES PAID IN ADVANCE                  Adjustable Ch$                       0         152,896
DEFERRED TAXES                            Non-adjust Ch$                 474,170         748,117
OTHER CURRENT ASSETS                      Non-adjust Ch$               3,347,825       2,119,968
OTHER CURRENT ASSETS                      Dollars                      2,534,025               0
OTHER CURRENT ASSETS                      Adjustable Ch$                 196,229               0
Fixed Assets
FIXED ASSETS                              Adjustable Ch$              72,895,740      74,262,839
Other Assets
INVESTMENT REL. CO'S.                     Adjustable Ch$             144,225,456     143,385,736
NEG. INVESTMENT GOODWILL                  Adjustable Ch$               2,011,178       2,178,997
LONG-TERM DEBTORS                         Adjustable Ch$                 161,203         186,310
L-T DOC. REC. REL. CO'S.                  Adjustable Ch$              22,598,303      21,253,711
DEFERRED TAX                              Non-adjust Ch$                       0               0
OTHERS                                    Dollars                     13,385,201       9,612,205
OTHERS                                    Adjustable Ch$                       0               0
Total Assets
                                          Non-adjust. Ch$             33,896,885      28,416,577
                                          Dollars                     79,314,729      34,738,076
                                          Adjustable Ch$             253,293,398     252,049,977

Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES

                                                                           Up to 90 days
                                                            ---------------------------------------------------
                                                               03-31-2003                     03-31-2002
                                                            ----------------------      -----------------------
                                                                             Avg.                        Avg.
                ITEM                      Currency           Amount         Annual       Amount         Annual
                ----                      --------          ---------      ------        ------       ---------
                                                           Thou Ch$      Int. Rate     Thou Ch$     Int. Rate
Current Liabilities
Long-Term Obligations
1-year maturity                      Dollars                  445,744        -          19,554,244      3.375
Obligations with public              Adjustable Ch$           748,203        -             -                -
Dividend Payable                     Non-adjust. Ch$           77,453        -              69,650          -
Accounts Payable                     Non-adjust. Ch$        2,127,914        -           1,893,690          -
Documents Payable                    Dollars                4,142,922        -           2,222,788          -
Documents Payable                    Other Currencies              -         -             315,527          -
Miscellaneous Creditors              Dollars                  770,446        -             -                -
Miscellaneous Creditors              Non-adjust. Ch$          587,381        -             494,856
Doc. and Accts. Payable rel Co       Adjustable Ch$             6,446        -              24,208          -
Doc. and Accts. Payable rel Co       Non-adjust. Ch$          140,145        -             238,896          -
Reserves Rel. Co.                    Adjustable Ch$                -         -             -                -
Reserves                             Dollars                       -         -             -                -
Reserves                             Non-adjust. Ch$        3,312,051        -           5,388,787          -
Withholding                          Non-adjust. Ch$          743,989        -            -977,809          -
Other Current Liabilities            Dollars                  897,794        -           3,652,650          -
Deferred taxes                       Non-adjust. Ch$               -         -             -                -

Total Current Liabilities
                                     Dollars                6,256,906        -          25,429,682          -
                                     Adjustable Ch$           754,649        -              24,208          -
                                     Non-adjust. Ch$        6,988,933        -          -9,063,688          -
                                     Other Currencies              -         -             315,527          -

                                                                            90 Days to 1 Year
                                                           -----------------------------------------------
                                                              03-31-2003                     03-31-2002
                                                             ----------------            -------------------
                                                                        Avg.                           Avg.
       ITEM                         Currency                Amount     Annual            Amount       Annual
       ----                         --------                ------     ------            ------       ------
                                                            Thou Ch$  Int. Rate         Thou Ch$     Int. Rate
Current Liabilities
Long-Term Obligations                                               -       -                 -            -
1-year maturity                     Dollars
Obligations with public             Adjustable Ch$                  -       -                 -            -
Dividend Payable                    Non-adjust. Ch$                 -       -                 -            -
Accounts Payable                    Non-adjust. Ch$                 -       -                 -            -
Documents Payable                   Dollars                         -       -                 -            -
Documents Payable                   Other Currencies                -       -                 -            -
Miscellaneous Creditors             Dollars                         -       -                 -            -
Miscellaneous Creditors             Non-adjust. Ch$
Doc. and Accts. Payable rel Co      Adjustable Ch$                  -       -                 -            -
Doc. and Accts. Payable rel Co      Non-adjust. Ch$                 -       -                 -            -
Reserves Rel. Co.                   Adjustable Ch$             171,373      -              143,925         -
Reserves                            Dollars                  1,170,334      -            1,157,401         -
Reserves                            Non-adjust. Ch$                 -       -                 -            -
Withholding                         Non-adjust. Ch$                 -       -                 -            -
Other Current Liabilities           Dollars                         -       -                 -            -
Deferred taxes                      Non-adjust. Ch$                 -       -                 -            -

Total Current Liabilities
                                    Dollars                  1,170,334      -            1,157,401         -
                                    Adjustable Ch$             171,373      -              143,925         -
                                    Non-adjust. Ch$                 -       -                 -            -
                                    Other Currencies                -       -                 -            -


Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES CURRENT PERIOD 03-31-2003


              ITEM                       Currency                    1-3 Years                      3-5 years
              ----                       --------            ---------------------------     --------------------------
                                                               Amount         Average         Amount         Average
                                                             --------      -------------     -------      -------------
                                                             Thou Ch$      Interest Rate     Thou Ch$     Interest Rate

Obligations with Banks and        Dollars                        -               -          36,578,000          2,675
Financial Institutions
Obligations with public bond      Adjust. Ch$                    -               -               -              -
Serie C
Obligations with public bond      Adjust. Ch$                    -               -               -              -
Serie D
Long-term Creditors               Adjust. Ch$                   44,377           -               -              -
Long-term Creditors               Dollars                      198,004         11.06             -              -
Long-term Reserves                Dollars                    2,098,052           -               -              -
Long-term Reserves                Adjust. Ch$                3,965,228           -               -              -
Deferred Taxes                    Non-adjust. Ch$            2,379,810           -               -              -

Total Long-term Liabilities
                                  Dollars                    2,296,056           -          36,578,000          -
                                  Adjust. Ch$                4,009,605           -               -              -
                                  Non-adjust. Ch$            2,379,810           -               -              -

              ITEM                       Currency                  5-10 Years                 More than 10 years
              ----                       --------           -------------------------      --------------------------
                                                              Amount        Average         Amount         Average
                                                            --------     -------------     -------      -------------
                                                            Thou Ch$     Interest Rate     Thou Ch$     Interest Rate

Obligations with Banks and        Dollars                       -              -              -                 -
Financial Institutions
Obligations with public bond      Adjust. Ch$             33,567,200           4.75              -              -
Serie C
Obligations with public bond      Adjust. Ch$                   -              -         35,245,560           5.8
Serie D
Long-term Creditors               Adjust. Ch$                   -              -              -                 -
Long-term Creditors               Dollars                       -              -              -                 -
Long-term Reserves                Dollars                       -              -              -                 -
Long-term Reserves                Adjust. Ch$                   -              -              -                 -
Deferred Taxes                    Non-adjust. Ch$               -              -              -                 -

Total Long-term Liabilities
                                  Dollars                       -              -              -                 -
                                  Adjust. Ch$             33,567,200           -        35,245,560
                                  Non-adjust. Ch$               -              -              -                 -


Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES PREVIOUS PERIOD 03-31-2002


              ITEM                       Currency                    1-3 Years                      3-5 years
              ----                       --------            ---------------------------     --------------------------
                                                               Amount         Average         Amount         Average
                                                             --------      -------------     -------      -------------
                                                             Thou Ch$      Interest Rate     Thou Ch$     Interest Rate

Obligations with banks and            Dollars                38,904,240         2.675         9,726,060           2.675
financial institutions
Deferred Customs Duties               Dollars                   407,458         11.06           763,323           11.06
Long-term Creditors                   Adjust. Ch$                59,716            -               -                  -
Long-term Reserves                    Dollars                 3,424,202            -               -                  -
Long-term Reserves                    Adjustable Ch$          3,740,779            -               -                  -
Deferred Taxes                        Non-adjust. Ch$         1,147,845            -               -                  -
                                                                                   -               -                  -

Total Long-term Liabilities
                  -                   Dollars                42,735,900           -          10,489,383               -
                  -                   Adjust. Ch$             3,800,495           -               -                   -
                  -                   Non-adjust. Ch$         1,147,845           -               -                   -

              ITEM                       Currency                  5-10 Years                 More than 10 years
              ----                       --------           -------------------------      --------------------------
                                                              Amount        Average         Amount         Average
                                                            --------     -------------     -------      -------------
                                                            Thou Ch$     Interest Rate     Thou Ch$     Interest Rate

Obligations with banks and            Dollars                       -              -              -                 -
financial institutions
Deferred Customs Duties               Dollars                       -              -              -                 -
Long-term Creditors                   Adjust. Ch$
Long-term Reserves                    Dollars                       -              -              -                 -
Long-term Reserves                    Adjustable Ch$
Deferred Taxes                        Non-adjust. Ch$               -              -              -                 -
                                                                    -              -              -                 -
                                                                    -              -              -                 -
Total Long-term Liabilities                                         -              -              -                 -
                  -                   Dollars                       -              -              -                 -
                  -                   Adjust. Ch$
                  -                   Non-adjust. Ch$
                                                                    -              -              -                 -


                                 38. Penalties


In the 2003 and 2002 fiscal years no penalties have been applied to the company, to the members of the Board or Company Managers by the SVS or other administrative authorities.

                             39. Subsequent Events

On April 15, 2003, in the General Regular Shareholders Meeting the following agreements were reached:

a) ANNUAL REPORT AND BALANCE AS OF DECEMBER 31, 2002

The annual report, balance and distribution of the fiscal year profits finished at December 31, 2002 were approved.

b) DEFINITIVE DIVIDEND N(degree) 153 DISTRIBUTION

The distribution of final dividend No. 153 of Ch$86.35 per share was approved. The dividend was paid to registered shareholders starting on April 28, 2003 through Banco Bice.

c) DIVIDEND POLICY

The Board approved to distribute 40% of the fiscal year net income and credit to reserve the remaining in order to maintain the Company's growth.

On the other hand the Board was authorized to grant interim dividends with charge to fiscal years' net income, and to distribute eventual dividends, with charge to future dividends fund, without having to summon a new general shareholders meeting. Such distribution would take place as long as the country's and the Company's economic situation would allow it.

d) BOARD ELECTION

An election of the Board was carried out, which is now integrated by: Mr. Ricardo Claro Valdes, Mr. Jaime Claro Valdes, Mr. Joaquin Barros Fontaine, Mr. Patricio Claro Grez, Mr. Gustavo de la Cerda Acuna, Mr. Cristian Eyzaguirre Johnston, Mr. Juan A. Figueroa Yavar, Mr. Patricio Garcia Dominguez, Mr. Baltazar Sanchez Guzman, and Mr. Alfonso Swett Saavedra.

In a Board sesion carried out following the shareholders meeting Mr. Ricardo Claro Valdes was appointed Chairman of the Company and Mr. Baltazar Sanchez Guzman was appointed Vice-Chairman of the Company.

e) EXTERNAL AUDITORS DESIGNATION

According to Art. N(degree)52 of the law 18,046 the shareholders meeting appointed Ernest & Young Ltda., as external auditors for year 2003.

e) NEWSPAPER DESIGNATION

According to Art. N(degree) 59 of Public Companies, the newspaper in which shareholders meeting summons would be effected was designated. "El Diario Financiero" was designated for this effect.


g) BOARD COMMITTEE

In board session effected following the regular general shareholders meeting the board committee members were elected, according to Art. No. 50 bis
Act 18,046. The independent
directors named were Mr. Joaquin Barros Fontaine and Mr. Patricio Claro Grez, and as a representative director of the controlling group Mr. Juan A. Figuieroa Yavar.

Since the date of the closing of financial statements and the date of issue of the present report no subsequent events that could significantly affect the Company's financial and economic situation have been registered.

                                40. Environment

Following its permanent concern to preserve the environment, as of March 31, 2003 the Company has made investments of Th Ch$ 163,452 for the repair of an electrostatic precipitator to filter the gases issued by our smelting processes. The company thereby continues in compliance with the emission norms for particulate material, dictated by the fiscalizing agents.

                               41. TIME DEPOSITS

At March 31, 2003 and 2002 the Company presents the following information:


INSTITUTION                           Currency          2003          2002
                                                       Th Ch$        Th Ch$

Banco de A. Edwards (Chile)              US$          2,606,863               0
Banco Credito e Inversiones              US$                  0       5,926,879
Banco Deutsche Bank Chile S.A.           US$          2,064,301               0
Banco J.P. Morgan Chase Bank             US$            341,299               0
Banco Santander                          US$          2,483,315               0
Banco Scotiabank                         US$                  0       8,634,367
Banco de A. Edwards (Chile)               $           3,000,000               0
Banco Santander                           $             924,992               0
Banco Santiago                            $                   0       3,130,234
Banco Scotiabank                          $           5,009,100               0
                                                     ----------     -----------

TOTAL                                                16,429,870      17,691,480
                                                     ==========      ==========

                            42. STOCK TRANSACTIONS

During 2003 and 2002 fiscal years members of the board, controlling stockholders, related individuals and entities did not carry out stock transactions.

                       43. DISTRIBUTION OF SHAREHOLDERS


The distribution of stockholders as of March 31, 2003 and 2002 is the following:


                                              % of Shareholding            No. of Shareholders
                                           ------------------------        -------------------
TYPE OF SHAREHOLDER                        2003             2002            2003         2002
-------------------                        ----             ----            ----         ----

10% or more shareholding                    34.03          34.03              1             1

Less than 10% shareholding
with investment equal to or
higher than 200 UF                          65.82          65.81            261           261

Less than 10% shareholding
with investment lower than
200 UF                                       0.15           0.16            815           831

TOTAL                                      100.00         100.00          1,077         1,093

CONTROLLER OF
THE COMPANY                                 52.14          52.14              3             3

                            44. BOARD COMPENSATION

During the years 2003 and 2002 provisions were made for participation in net income in the amount of Th Ch$ 879,269 and Th Ch$ 745,136 , respectively, according to the following detail:


                                                       2003             2002
                                                       ----             ----
                                                       ThCh$            ThCh$

Participation in previous fiscal year profits         706,426          737,836
Provision of  fiscal year                             172,843            7,300
                                                     --------        ---------

TOTAL                                                 879,269          745,136
                                                     ========         ========

                                RATIO ANALYSIS

RATIO ANALYSIS OF THE INDIVIDUAL FINANCIAL STATEMENTS AS OF MARCH 31, 2003.

CRISTALERIAS DE CHILE S.A.

NOTES TO FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND 2002


1.- FINANCIAL INDICATORS

                                                               03-31-2003         03-31-2002            12-31-2002
                                                               ----------         ----------            ----------
LIQUIDITY
Current liquidity                            times                 7.25                1.78                  6.72
Acid ratio                                   times                 6.75                1.54                  6.25

DEBT
Debt ratio                                   times                 0.55                0.43                  0.56
Short-term debt                                %                  11.85               38.30                 12.40
Long-term debt                                 %                  88.15               61.70                 87.60
Interest expenses coverage                   times                 4.98                1.86                  5.25

ACTIVITY
Total assets                                 MM Ch$             366,505             315,205               362,567
Investments                                  MM Ch$               4,924               2,748                10,006
Disposal of property                         MM Ch$                  57                   3                    18
Inventory turnover                           times                 10.5                 7.1                   9.1
Inventory permanence                          days                 34,4                50,6                  39,6

RESULTS
Operating income                             MM Ch$              17,448              15,664                71,412
Operating costs                              MM Ch$              10,363               9,443                41,652
Operating result                             MM Ch$               5,850               5,144                24,109
Interest expenses                            MM Ch$               1,235                 673                 4,642
Non-operating income                         MM Ch$               (499)             (4,112)               (2,305)
R.A.I.I.D.A.I.E. (EBITDA)                    MM Ch$               8,496               3,489                33,602
After-tax profit                             MM Ch$               4,321                 183                17,749

RATE OF RETURN
Return on equity                               %                    1.9                 0.1                   7.9
Return on assets                               %                    1.3                 0.1                   5.2
Return on operating assets                     %                   11.9                 5.2                  24.3
Profit per share                               $                   67.5                 2.7                 277.3
Return on dividends                            %                    2.6                 3.2                   2.9


Current liquidity               Ratio of current assets to current liabilities.
Acid ratio:                     Ratio of available funds to current liabilities.
Debt ratio:                     Ratio of total current liabilities to net worth.
Coverage of Interest Expenses:  Earnings before interest and taxes divided by interest expenses.
Inventory turnover:             Ratio between sales cost of the period and
                                   average inventory.
Inventory permanence:           Ratio between average inventory and sales cost
                                   of the period, multiplied by 360 days
R.A.I.I.D.A.I.E. (EBITDA)       Earnings before interest, taxes,
                                   depreciation and amortization, and special
                                   items.
Return on dividends:            Sum of dividends paid in the last twelve months
                                divided by market price of shares at closing of period.

The main trends observed in the first quarter 2003 indicators are:

LIQUIDITY INDICES

An increase in the index can be observed with respect to March 2002 in the liquidity indeces due to the payment of short-term bank debt and due to the fact that funds obtained from the bond placement in August 2002 were placeed in short-term financial instruments.

With respect to December 2002, an increase in the liquidity indeces can be observed due to the period's net income, which allowed an increase in current assets.

INDEBTEDNESS INDICES

The indebtedness index shows an increase compared with March 2002, due to the long-term bond placement effected in August 2002, which resulted in an increase of commited liabilities, partially compensated by a US$50 million prepayment of a syndicated loan.

The short-term and long-term debt distribution shows a decrease in short-term debt, due to the financing decisions effected in fiscal year 2002, which resulted in the restructuring of the syndicated loan.

The interest expenses coverage index registered a slight decrease with respect to the previous year due to the higher expenses associated with the bond issue effected in August 2002.

ACTIVITY INDICES

The Inventory turnover and inventory permanence indeces improved due to measures taken by the Company's management in order to decrease inventory.

PROFITABILITY INDICES

The equity and assets profitability indices show an increase with respect to the first quarter of 2002 due to a higher net income during the present quarter, which in turn is due to higher operating income as a result of higher sales.

Likewise, the non-operating loss decreased due to better results in subsidiaries as well as a positive exchange rate difference.

On the other hand, the return of dividends indexs shows an drop compared with the previous year due to an increase in the price of the share in the stock exchange and lower dividends paid during the period.


2.       DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF
         MAIN ASSETS.


The financial statements of the company have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, reserves, and technical revaluations. We believe the foregoing is a reasonable way to value the Company's permanent investments.

As of March 31, 2003, there were financial investments in stocks recorded according to their purchase price of Th Ch$ 3,830 million whose market value on the same date was Th Ch$5,802 million. Likewise, Ch$ 55,388 million are recorded as fixed rate marketable securities, whose market value reaches Ch$ 55,821 million.


3.       RESULTS AS OF MARCH 2003

3a. Individual Result

The Company had non-consolidated sales of Ch$17,448 million as of March 2003, which represents a 11.4% increase compared to the previous period. Volumes sold increased by 8.1%, reaching 58,267 tons. This volume level is mainly due to higher sales of bottles for the wine and non-returnable beer markets.

Operating income rose by 13.7%, reaching Ch$5,850 million due to a higher sales volume.

The Company's net income reached Ch$ 4,321 million, compared to Ch$ 183 million in 2002. This result is partially explained by a higher operating income, and mainly by the non-operating income, that passed from a Ch$4,112 million loss in 2002 to a Ch$499 million loss in 2003. During 2003 a higher income wqas registered from Cristalchile Inversiones, Vina Santa Rita and Envases CMF, a positive exchange rate difference of Ch$ 1,336 million and a lower loss in Cristalchile Comunicaciones (Ch$ 1,505 million in 2003 and Ch$ 2,482 million in 2002). Additionally, a higher loss was registered from CIECSA (Ch$ 437 million in 2003, Ch$ 256 million in 2002) and higher interest expenses that reached Ch$ 1,235 million (Ch$ 673 million in 2002).

3b.  Result in Subsidiaries

In 2003, Santa Rita's net income reached Ch$ 1,205 million, 14.2% over 2002. In the local market, the Company attained volumes that were 10.6% higher than in year 2002. Prices in this market dropped by 5.6% in real terms, as a result of increased competition and lower cost of musts. Sales in the local market increased by 4.5%. Volume sales in the export market increased by 4.0% due to higher sales to the Canadian and Latin American markets. During the period, exports represented 54.5% of total revenues in the amount of US$ 11 million. The operating income increased by 6.6%, reaching Ch$1.650 million, mainly as a result of the increase in volumes in the export and local markets and the depreciation of the Chilean Peso vs. the U.S. Dollar. The average price in dollars per case of Santa Rita for the export market was US$ 31.4, whereas the average price for the industry was US$23.5 per case. Santa Rita's non-operating income was Ch$24 million, compared to a Ch$271 million non-operating loss in 2002.

Red Televisiva Megavision, CIECSA's main subsidiary, registered a Ch$90 million operating loss, compared with an operating income of Ch$43 million in 2002, due to higher internal productions that resulted in increased costs. MEGA reached a 22.9% audience share during the period(21.7% in 2002)(1). Net sales increased by 15.0% reaching Ch$ 4,329 million, due to an increase in live programming, which has resulted in higher audience levels. As of March 2003, MEGA had a net loss of Ch$248 million, compared to a loss of Ch$194 million in 2002. CIECSA had a Ch$445 million net loss, compared to a Ch$266 milllion net loss in 2002.

Envases CMF S.A. registered a Ch$545 million net income in 2003 compared with a Ch$292 million net income in 2002. The company increased net sales by 1.1%, reaching Ch$ 8,857 million during the quarter. Sales volume dropped by 2.5%, reaching 6,092 tons. Operating income reached Ch$1,174 million, 38.9% higher than in 2002, mainly explained by sales of better margin products as well as improved operating efficiencies. At the non-operating level the company passed from a Ch$544 million loss in 2002 to a loss of Ch$357 million in 2003.

In the cable TV business, Cristalchile Comunicaciones S.A. (99.99% owned by Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of 99.99% of Metropolis-Intercom S.A.

At March 31, 2003, Metropolis-Intercom S.A. registered sales of Ch$10,781 million compared with Ch$11,808 million during the same period the previous year. As of March 2003, Metropolis-Intercom had a net loss of Ch$1,973 million compared with a net loss of Ch$3,921 million in 2002. This result includes a depreciation charge of Ch$3.204 million (Ch$2,772 million in 2002) corresponding to the HFC network adquired in July 2000. The company ended the period with 240,000 subscribers, a 2,9% lower compared with the same date in 2002, due to a greater number disconnections due to the deteriorated domestic economic situation.

As a result of the abovementioned and the negative goodwill amortization charge through Cordillera Comunicaciones of Ch$1,034 million in the period (Ch$1,041 million in 2002), Cristalchile Comunicaciones recorded a net loss of Ch$1,505 million (net loss of Ch$2,482 million in 2002).


4.  CASH FLOW STATEMENT

During the first quarter of 2003 a total net positive flow of Ch$5,324 million was generated, which is explained by a positive flow generated by operating activities of Ch$10,025 million, which was drooped by a negative financing flow of Ch$1,338 million and a negative flow of investment activities of Ch$3,363 million.

The operating flow corresponds basically to the collection of sales and interest income, that were reduced by payment to suppliers, personnel, income tax and interests.

The negative financing flow can be explained by the payment of dividends for the same amount.

The investment flow is mainly explained by the collection of loans to related companies for Ch$ 889 million and the expiry of future contracts for Ch$ 968 million. This flow was used in the incorporation of fixed assets for Ch$ 5,259.

The above mentioned results in an increase in the final balance of cash and cash equivalent, which passed from Ch$73,628 million as of December 31, 2002 to $78,548 million as of March 31, 2003.

According to the current regulations of the SVS and the Association of Accountants of Chile, term deposits and agreements with due date less than 90 days have been considered as cash and cash equivalent.


5.       INTEREST RATES AND EXCHANGE RATE RISK ANALYSIS

a.       Interest rates

The Company is exposed to the risk of fluctuations in interest rates on its long-term debt, corresponding to a credit of US$50 million, which was renegotiated in October 2002 at a variable annual rate of LIBOR plus 0.8%. In addition, the Company issued bonds for a total of UF 4.1 million, for a period of 6 and 21 years, and which pay a fixed rate of 4.75% and 5.8% respectively (the actual placement rate was 5.3% and 6.5% respectively).

As of March 31, 2003, the Company had available funds in the amount of Ch$77,555 million, invested at different terms in financial instruments such as time deposits, bonds, fixed rate mutual funds and agreements with resale commitment. This amount does not include bonds for Ch$ 9,988 million with maturity on September 15, 2005 and investments in shares for Ch$ 3,830 million.

Currently the Company does not use secondary financial instruments to reduce risk in the event of fluctuations in interest rates. This policy will be studied permanently to evaluate the alternatives offered by the market.

b.       Exchange rate

The Company maintains liabilities in dollars of US$63,3 million, which represent 12.6% of its assets, and which include a balance of a long-term syndicated loan of US$50 million.

As of March 31, the Company has investments in dollars of US$103 million in time deposits, bonds and fixed rate mutual funds. In addition, it also has Dollar purchase future contracts of US$109.6 million.

On the other hand, aproximately 35% of the company's revenues are adjustement by the exchange rate variation. Costs in foreing currency represent approximately 25% of the total cost.

                                RELEVANT EVENTS


RELEVANT EVENTS

During the first quarter of 2003 no relevant events have been registered.

--------
1 Measured between 7:30 A.M. and 1:30 A.M. (i.e:18 hours daily) from Monday through Sunday.

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Glassworks of Chile
                                 (Registrant)

                                 By: Benito Bustamante C.
                                     --------------------
                                     Benito Bustamante C.
                                     Comptroller



Date:  July 2, 2003